AR/S

0-16461

P.E. 12/31/04

...ITY BANCSHARES, INC.

2004 ANNUAL REPORT

Table of Contents

COMPANY PROFILE

Community Bancshares is a bank holding company based in Blountsville, Alabama with $550 million in assets. Commercial banking operations are conducted through its principal operating subsidiary, Community Bank.

Community Bank is an Alabama banking organization that provides a broad range of commercial and retail banking services through 19 locations in nine Alabama counties. American Family Mortgage, a recently acquired division of Community Bank, specializes in residential mortgage lending. Community Bank also owns two operating subsidiaries - 1st Community Credit Corporation and Community Insurance, Corp.

1st Community Credit Corporation operates 15 finance company offices in Alabama, primarily in communities where Community Bank does not operate. It provides smaller loans to market segments generally not pursued by banks. Community Insurance Corp. is located in Huntsville, Alabama and serves as an agency in the sale of title, property, casualty and life insurance products to individuals and businesses.

All of our companies seek to provide our customers with outstanding service and to become a vital component in each of the communities we serve.

Community Bancshares Moves Forward in 2004

During 2004 and continuing into 2005, many positive developments occurred at our Company. A summary of key developments includes:

- Following our December 2003 private placement of $10.4 million of our common stock, we sold an additional $7.9 million of our common stock in an extension of that private placement through February 2004. These capital infusions provided the resources necessary to continue execution of the Bank's recovery, rehabilitation, and growth strategies;
- A $13.3 million improvement in net income, primarily as a result of improved non-interest expenses as well as reductions in the loan loss provision;
- Significant improvement in asset quality, driven by improved credit risk management and the sale of $18.0 million in poor quality loans;
- After the elimination of various legal entanglements, the foreclosure on our largest single loan ($5.2 million) providing us the ability to market and liquidate the collateral securing this problem asset;
- The settlement of a fidelity bond claim, resulting in a $450,000 payment to the Company;
- The settlement of a shareholder related lawsuit, resulting in a $625,000 payment to the Company;
- The conviction of the Company's former Chairman, Kennon R. Patterson, Sr., on a variety of criminal charges on March 11, 2005; and
- Notice during March, 2005 from the FDIC, the Federal Reserve Bank of Atlanta, and the Alabama State Banking Department that all regulatory agreements, memoranda, plans and/or orders had been terminated, as a result of which we expect to:
  - reduce costs associated with complying with these documents;
  - reduce our FDIC insurance expense;
  - improve liquidity as a result of lower pledging requirements on public funds;
  - ease collateral requirements on FHLB borrowings;
  - expand freely into growth markets;
  - expand correspondent and vendor relationships; and
  - continue to attract competent, qualified management and board members.

We believe the combined effect of these developments helps position the Company for a renewed focus on customer attraction and retention, improved marketing of competitive products and services, expansion into higher growth markets, and management of an improved balance sheet.



9.00%
8.50%
8.00%
7.50%
7.00%
6.50%
6.00%
5.50%
5.00%
4.50%
2000
2001
2002
2003
2004

Average Equity to Average Assets



$0.50
$-
$(0.50)
$(1.00)
$(1.50)
$(2.00)
$(2.50)
$(3.00)
2000
2001
2002
2003
2004

Basic Net Income (Loss) Per Share[3]



5.00%
0.00%
-5.00%
-10.00%
-15.00%
-20.00%
-25.00%
-30.00%
-35.00%
-40.00%
2000
2001
2002
2003
2004

Return on Average Equity[4]

Financial Highlights

Financial Highlights



0.50%
0.00%
-0.50%
-1.00%
-1.50%
-2.00%
-2.50%
2000
2001
2002
2003
2004

Return on Average Assets[4]



27.00%
26.00%
25.00%
24.00%
23.00%
22.00%
21.00%
20.00%
2000
2001
2002
2003
2004

Noninterest Income to Total Revenues[5]



6.50%
6.00%
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
2000
2001
2002
2003
2004

Noninterest Expense to Average Assets

years ended December 31	2004	2003	2002	2001	2000
(dollars in thousands, except per share data)					
Net interest income	**$ 18,675**	$ 18,860	$ 23,505	$ 22,853	$ 22,418
Provision for loan losses	**987**	11,381	10,033	6,096	7,573
Income (loss) from continuing operations	**177**	(13,100)	(5,023)	(2,381)	(2,853)
Income (loss) from discontinued operations	**–**	–	5,927	958	(167)
Net income (loss)	**177**	(13,100)	904	(1,423)	(3,019)
Earnings (loss) per share from continuing operations – basic	**0.02**	(2.79)	(1.08)	(0.52)	(0.64)
Earnings (loss) per share from continuing operations - diluted	**0.02**	(2.79)	(1.08)	(0.52)	(0.61)
Earnings (loss) per share – basic	**0.02**	(2.79)	0.19	(0.31)	(0.68)
Earnings (loss) per share – diluted	**0.02**	(2.79)	0.19	(0.31)	(0.65)
Cash dividends	**–**	–	–	–	0.75
Loans	**300,380**	316,207	359,184	501,519	528,316
Total assets	**553,424**	558,555	567,596	727,591	713,518
Deposits	**448,627**	453,946	459,464	617,706	600,901
FHLB long-term debt	**38,000**	38,000	38,000	38,000	38,000
Other long-term debt	**–**	3,169	3,578	4,667	5,675
Trust preferred securities	**–**	10,000	10,000	10,000	10,000
Junior subordinated debt	**10,310**	–	–	–	–
Average equity	**46,903**	36,984	42,848	42,938	41,776
Average assets	**549,816**	556,591	629,481	725,461	710,915
Return on average assets	**0.03%**	(2.35)%	0.14%	(0.20)%	(0.42)%
Return on average equity	**0.38**	(35.42)	2.11	(3.31)	(7.23)
Average equity to average assets	**8.53**	6.64	6.81	5.92	5.88

Stock Information

years ended December 31	2004	2003	2002	2001	2000
Closing stock price	**$ 7.10**	$ 5.35	nm[1]	nm	nm
Book value per share	**$ 5.05**	$ 5.22	$ 8.69	$ 8.32[2]	$ 8.81[2]
Number of shares outstanding	**8,495,201**	6,768,672	4,637,287	4,613,261	4,454,315
Price/book multiple	**$ 2.05**	$ 1.02	nm	nm	nm

(1) Not meaningful
(2) Restated for prior period adjustment
(3) From continuing operations only
(4) Includes discontinued operations
(5) Excludes net securities gains or losses

Letter to Shareholders

What a difference a year makes. The many, many hours of hard work put forth by the management and Boards of Directors of Community Bank and Community Bancshares have begun to yield positive results. The collective impact of decisions made and strategies employed has positioned the Company for market expansion, balance sheet growth, and profitability. During 2004, we experienced significant improvements in four major areas that have substantially burdened, constrained, and damaged the Company. These four areas include:

- **Asset Quality** - New policies, processes, controls, and personnel are in place and working effectively. Moreover, over $18 million in troubled and subpar loans or foreclosed properties were eliminated in 2004. Asset quality indicators are now satisfactory and above peer averages.

- **Litigation** - Several long-standing problematic lawsuits – all attributable to the actions of prior management – have been settled and, in some cases, resulted in sizable payments to the Company. Resolution of additional pending litigation is expected in the months ahead.

- **Regulatory Relations** - Based on performance and attitude, sound regulatory relations have been completely restored and all regulatory plans, orders, or agreements have been terminated. These changes present major on-going tangible benefits.

- **Reputation and Image** - Our image, reputation, and public perception have all been upgraded due to our turnaround, new leadership, and commitment to our customers. The conviction in March 2005 of our former Chairman and CEO, on a variety of criminal charges arising during his tenure with the Company, also helped the Company move in a new direction and put the controversies of the past behind us.

During 2005 and beyond, we are giving the defense a rest, and the offense has now taken the field. Our focus will center on taking care of our four constituencies, all of whom depend upon one another for success. Our dedicated employees, our loyal and valued customers, our vital communities, and our important shareholders are individually and collectively critical to our success. All of our actions, decisions, strategies, and goals consider and incorporate the needs, impacts, and results that relate to these four groups.



During 2005, some of our key initiatives revolve around:

- **Growth Markets** – Our existing markets have served us well, but many have slowed in growth or been saturated with multiple competitors. We intend to maximize efficiencies in existing locations and enter robust growth areas where our community banking approach will be a welcome addition. Our recent purchase of a prime location in Huntsville, Alabama, that was part of a bank merger divestiture, is an example.

- **Loan and Deposits** – Quality growth will be paramount. Our programs, polices, and people will guide growth on all loan segments to avoid the lessons of the past. Liquidity is strong, but we intend to diligently pursue an improved funding base and product mix. Items like debit cards, online banking, equity lines, and free checking are a few examples of recent product enhancements that customers expect and we provide. Our recent aquisition of American Family Mortgage will also allow us to slow loan refinancings and accommodate almost any customer mortgage need.

- **Non-interest Income** – This area has become an important component of earnings for banks of all sizes. We expect new strategies to produce increased growth and earnings through smarter and more precise marketing and sales efforts directed towards insurance sales (property and casualty, life, and credit life), NSF and uncollected funds polices, loan origination and commitment fees, as well as a whole host of other incidental deposit or service fees.

- **Technology** – Security, privacy, and accuracy of our customers' information is vital to the confidence placed in us and the reliability of the decisions we make. Our technology area has been substantially upgraded and further upgrades related to Check 21, teller platforms, loan operations, documentation and collateral management, online banking, and our telephone (voice over IP) system are all in our plans. We will continue to utilize IT systems that are secure and adequate to support our growth and expansion strategies.

As strange as it may sound, the work of the previous two years, while tedious and stressful, was rewarding, as its results were quantifiable and had a predictable outcome. The work that lies ahead (quality growth, targeted expansion into growth markets, increased revenues, deeper and broader customer relationships, new products/services and normalized core profitability) is much more challenging. However, I am confident our management and leadership is up to the challenge and will succeed as we have with the problems of the past. On behalf of the Board of Directors and the entire management team, I thank you for your continued support and confidence. We are motivated to excel in all we pursue and will accept nothing less of ourselves.

Sincerely,

Patrick M. Frawley

Patrick M. Frawley
Chairman and Chief Executive Officer

Community Bancshares, Inc.
2004 Board of Directors



Patrick M. Frawley
Chairman, CEO & President
Community Bancshares, Inc.
Chairman & CEO
Community Bank



Kenneth K.Campbell
Retired President
Birmingham Communications and Electronics, Inc.



Glynn C. Debter
Owner - Operator
Debter Farms



Roy B. Jackson
Retired - Owner
Jackson Farm & Garden Center



John J. Lewis, Jr.
Production Planning Manager
Tyson Foods, Inc.



Stacey W. Mann
Vice Chairman
Community Bancshares, Inc.
President
Community Bank



Terry G. Sanderson
Certified Public Accountant
Sanderson & Associates, CPA



Michael A. Tarpley
Realtor and Real Estate Developer
RE/MAX and J & T Realty



Jimmie A. Trotter
Retired Principal
Mortimer Jordan High School

Bank Director Magazine Awards Community Bancshares L. William Seidman Courage Award

*The following is excerpted from **Bank Director** magazine, 1st Quarter 2005.*

At the onset of its fifteenth year of publication, *Bank Director* magazine announced its first annual Board Performance Awards 2004.

"Nearly all men can stand adversity, but if you want to test a man's character, give him power." Said Abraham Lincoln—a man whom people both agreed and disagreed with, but whom to this day is remembered as having character in times of adversity. Likewise, when board members step into their role, they owe a responsibility to shareholders, employees, and customers and are expected to remain strong and principled during good times and bad. Yet, it is the very attainment of power that tests integrity, leadership, and character to the fullest.

In the new corporate environment, directors are expected to maintain exemplary governing practices while successfully running and growing their businesses—a noble, yet challenging, goal. In recognition of this challenge, *Bank Director* announced its first annual Board Performance Awards, presented to bank boards with superlative leadership that serve as a beacon for others. The three awards were: The Trailblazer Award - presented to the board that worked to take their bank in a new direction; The Corporate Governance Award - presented to a board that instituted and practiced corporate governance in a superlative manner; and finally, the L. William Seidman Courage Award.

We decided to stick through it and do the right thing, and then at the end, not to be ashamed of anything - to search for the truth and be proud of what we had done.

- Director Glynn Debter

The L. William Seidman Courage Award is presented to a group of directors who faced incredible adversity when they uncovered alleged wrongdoing on the part of top management. Throughout this compelling story, the directors have demonstrated solidarity and publicly stated their dedication to truth and honesty at any cost.

Community's board members have watched the ongoing legal machinations with modest trepidation, though at this point, little fazes them. Over the past four years, they've endured lawsuits and paid $10,000 in civil money penalties to the Federal Deposit Insurance Corp. for breaching their fiduciary responsibilities and participating in "unsafe and unsound banking practices." They also have seen a once-prosperous bank become a smaller, money-losing enterprise on their watch—all the while enduring a raft of small-town whispers about their perceived roles in the saga.

"This is the environment they've had to work in," says Scott Sorrels, a partner with Powell Goldstein LLP in Atlanta, the audit committee's outside counsel. "Everything has been second-guessed, and they've been threatened, or hit, with litigation when they didn't agree with the actions being taken."

For the directors of Community Bancshares, the budding controversy carried a personal sting. As word of the allegations spread, community members—many of whom were among the company's 2,600 shareholders—"questioned our loyalty to the bank," says one director. "But we decided to stick through it and do the right thing, and then at the end, not to be ashamed of anything—to search for the truth and be proud of what we had done."

All in all, it's far more than this collection of community leaders with no previous banking experience bargained for when they joined the board, and few would have blamed them for simply walking away. Instead, the outside directors have persevered, forming an unusually close bond. Some three years ago, as the storm clouds gathered, the directors made a pact that reflected their outrage and determination. "We looked at each other and made a commitment that we were going to fight together," recalls Glynn Debter, a nine-year director who raises bulls on his central Alabama ranch. "We said we were going to be honest and find the truth; let the hatchet fall where it may."

Although some contentious issues linger, the four core directors—Debter; John (Jay) Lewis, a production manager at the local Tyson Foods plant; Roy Jackson, a retired owner of a farm and garden store; and Jimmie Trotter, a retired high school principal—have emerged from Community's darkest days for the better. They have hired a new chairman and CEO—Patrick Frawley, a former director of regulatory affairs for Bank of America and, before that, director of bank supervision for the Office of the Comptroller of the Currency's Atlanta office. Together they have helped steer the $544 million banking company back toward profitability. In the first half of 2004, Community reported net income of $285,000, after losing $13 million in 2003.

In creating its awards program, *Bank Director* solicited nominations from industry consultants, investment bankers, attorneys, trade associations officials, and others who work closely with bank boards. Nominators provided evidence about candidates' worthiness based upon written case studies. *Bank Director*'s editors and management then reviewed submissions and made a final determination about the winner in each category.

Excerpt: Bank Director Magazine, 1st Quarter 2005

- **Performance**
- **Growth & Expansion**
- **Customers**
- **Community**
- **Employees**

Our top performance objective is to increase shareholder value through sustained growth in core earnings. To accomplish this objective, we first had to improve asset quality, reduce litigation, and restore relations with our regulators. We accomplished these three critical tasks in 2004. Poor asset quality, litigation issues, and a restrictive regulatory environment have been significant factors in the lack of core earnings.


3.50%
3.00%
2.50%
2.00%
1.50%

Net Charge-offs to Average Loans

As the result of improved policies, procedures and controls, as well as the sale of over $18 million in subpar loans, asset quality is now sound. Net charge-offs were high during 2004 at 3.43% of average loans, since loans sold had to be written down to their fair value. However, the reserves established on these loans were adequate; therefore, the 2004 provision for loan losses was significantly lower than prior years. Provision for loan losses for 2004 was $987,000, compared to $11.4 million for the year 2003. We feel confident about the quality of our new loans, and, now that the balance sheet is rid of the subpar loans, we expect our provision to stay at more normalized levels than what we have experienced in the past several years. The provision for loan losses to average loans ratio was 3.44% and 2.41% in 2003 and 2002, respectively, but dropped to 0.32% in 2004, as a result of a higher quality loan portfolio. Nonperforming loans at December 31, 2004 were 0.55% of total loans as compared to 5.42% at December 31, 2003. Our allowance for loan losses now covers 281.5% of our nonperforming loans as compared to only 59.6% of nonperforming loans, at December 31, 2003. We are pleased to have this level of coverage on our nonperforming loans and to have such an improved loan portfolio as we move into 2005.


$12,000
$10,000
$8,000
$6,000
$4,000

Provision for Loan Losses (dollars in 000is)

For comparative purposes, graph depicts provision for loan losses from continued operations.


6.00%
5.00%
4.00%
3.00%
2.00%

Nonperforming Loans to Total Loans


5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%

Allowance for Loan Losses to Loans (end of period)

" We first had to improve asset quality, reduce litigation and restore

We accomplished these three critical tasks

"Most importantly, we now have the freedom to grow - a key ingredient to our ability to increase core earnings for our shareholders."

On the litigation front, significant positive developments occurred in 2004 and are expected to continue in 2005. The large shareholder litigation that added an additional drain on the Company's earnings since 2000 was settled in 2004 and in 2005, the company received $625,000. In 2004, we settled and received $450,000 on our bond claim. With these events should come lower legal expenses related to those matters. The litigation surrounding the Company, as well as the cost of complying with various regulatory orders, plans and agreements, have placed significant additional financial burden on the Company. The graph above shows the extreme amounts the Company has experienced with these costs. Although much improved in 2004 (a decrease of $2.8 million from 2003), professional fees remain high and a further decline in these fees is a goal we intend to accomplish in 2005.



$4,500
$4,000
$3,500
$3,000
$2,500
$2,000

Legal and Professional Fees (dollars in 000ís)

Our 2004 regulatory exam showed much improved performance and, in the first quarter of 2005, all regulatory orders, plans and agreements were terminated. We will derive tangible benefits from their termination. One of those benefits should be reduced insurance cost. The graph below shows the steep increases in insurance costs over the past five years.

As our FDIC insurance reprices in June 2005 and our other bank insurance policies renew in August 2005, we expect to achieve declines in those costs as well. Another tangible benefit of our improved regulatory environment will be the reduced costs associated with complying with the regulatory orders, especially the relief from the enormous burden that compliance with the orders placed on our staff. Our liquidity will also improve due to the reduction of various pledging requirements. Most importantly, we now have the freedom to grow - a key ingredient to our ability to increase core earnings for our shareholders.



$1,400
$1,200
$1,000
$800

Insurance Expense (dollars in 000ís)

elations with our regulators.
n 2004."

Performance

Our goal is to retain our current customers with outstanding customer service, while at the same time attracting new business with convenient and competitive products. Our technology has been updated to ensure we have all the amenities our customers desire. We now have Internet banking with on-line bill pay, and we have also updated many of our ATM's with bilingual machines to help our growing Hispanic customer base.



Standard ATMs are being replaced with bi-lingual machines in many of our communities

To expand our customer outreach as well as our ability to meet the mortgage banking needs of our communities, we acquired American Family Mortgage in early 2005. In doing so, we gained the experience of Morris Crumpton, its former manager. Mr. Crumpton will continue to direct the operations of American Family Mortgage. Mr. Crumpton also brings with him the relationships he has established with customers and investors. Mr. Crumpton believes that, by joining Community Bank, he can strengthen the operational capacity and therefore increase the production of mortgage loans. This acquisition should help us expand our customer base and increase fee income through the processing and selling of mortgage loans to customers we might not otherwise reach.

Growth & Expansion


American
Family Mortgage

We believe that growth and expansion is key to our long-term success. Our growth has steadied in many of our current markets. We will continue to strive to maximize our capacity in our current markets, while at the same time entering new markets that offer the growth opportunities we desire. We have already experienced success during 2004 as we entered the Birmingham and Huntsville, Alabama markets with commercial calling officers. Although gross loans declined $15.8 million in 2004, loan production actually increased. Considering and eliminating the effects of the loan sale, charge-offs and foreclosures, all of which reduce outstanding loans, loans in 2004 would have grown in excess of $19.0 million. Most of this new production occurred where we have focused our commercial lending efforts, including Birmingham and Huntsville.

1st Community Credit has opened their fifteenth office, located in Madison - an area which has seen a tremendous amount of recent growth.



We believe we can build on this success by establishing branch offices in these key growth markets. In early 2005, we purchased a bank building in downtown Huntsville located at 312 Clinton Avenue (pictured below). We believe this location will be an integral part of our future growth. We look forward to serving the Huntsville market and hope that our community banking approach will be graciously welcomed there.


312



Family owned and operated for over 50 years, Moss Lumber's Johnny Moss shown here with CEO Pat Frawley, states "Community Bank is my kind of bank - I like knowing the folks at my bank, and I like the fact that they all know me. I wouldn't bank anywhere else."



To better serve our broad range of customers, many employees are bilingual, such as Mayra Lemus, shown here with a customer.



Bankers must understand the businesses with which they work. Here, Sonny Carter, owner of North Alabama Gin, explains to Community Bank's Johnny Baugh a few of the complicated steps involved in operating a cotton gin.

"I started banking with Community Bank when they opened the Haleyville office in 1996. I am proud to be a member of the Community Bank "family"."

- Tom Williams, Haleyville businessman



Travis Wilson of Wilson Farms, inspects a sample of this year's catfish crop.




'So Good
Bar-B-Que

In many of our communities, farming is a way of life, and Community Bank understands the needs of the modern farmer in Alabama.



Customers



Rancher Jim Broussard takes a few moments to talk with Community Bank's Ken Gresham about the current cattle market.


wright-K TECHNOLOGY, INC.

Financing is provided to new local industries, as well as special offerings to its employees who live in our communities.



"Blount County is fortunate to have Community Bank headquartered here. Always involved in local and county events, they help the Chamber of Commerce statement "making a good community even better" ring true."

- Charles Carr, President, Blount County-Oneonta Chamber of Commerce



Community service is a large part of who we are. Here, Community Bank's Shane Rudd is shown with members of the Little League baseball team he coaches.



Company-sponsored signs are common throughout the communities we serve.



Company donations help build local playgrounds and parks.

Community

Community Bank Establishes Charitable Foundation

February 18, 2005 - Blountsville, Alabama - In 2004 the Board of Directors of Community Bank authorized the establishment of the Community Bank Foundation as a vehicle for making a positive contribution to the communities in which Community Bank and its subsidiaries do business. The Foundation has recently been notified by the Internal Revenue Service that its application for recognition as a tax exempt organization has been approved. This means that contributions to the Foundation made by directors and employees of Community Bank and its subsidiaries qualify as deductible charitable contributions.

It is anticipated that the Foundation will award college scholarships to deserving high school seniors and make contributions to local schools and school organizations, hospitals, senior citizen centers, centers for abused children or spouses, children's camps and many other worthy organizations whose purpose is to make our communities better places to live and work.

The Foundation's ability to make a significant difference in our communities will be limited only by the amount of money available to it. Community Bank plans to make an annual contribution to the Foundation, but it cannot fund all of the worthwhile projects without the help of its directors and employees. Together, we have a much greater impact. Every penny which is contributed to the Foundation will be used to support local community organizations. None of the money will be used for administrative costs or expenses, which will be paid by Community Bank.

The Foundation is managed by a Board of Directors comprised of directors and officers of Community Bank, none of whom receive any compensation from the Foundation. If you are interested in making a tax deductible contribution to the Foundation, please contact our general offices.



In 2004, Community Bank awarded four scholarships and two summer internships to Blount County seniors. County high school seniors were invited to submit an application and write an essay on why they should be considered for a scholarship or internship. The interns will work with Community Bank each summer while in college, and upon graduation from college, will possibly be offered a position with the Company. The scholarship and internship program has generated much interest in local schools, and Community Bank reaps the benefit of assisting talented young people realize their career dreams.

Pictured from left to right: Scholarship winners Ashley Hall, Laura Robinson, Community Bank Chairman and CEO Pat Frawley, Internship winner Ashley Black, Scholarship winner Megan Robertson, Community Bank President Stacey Mann, Scholarship winner Cilia Bullard, and Internship winner Onna Sweatman.

During the past 82 years, we have been proud "neighbors" in our communities - helping our communities become better places to live and work. We realize that in order to help small businesses and local residents reach their goals for growth and financial security, we must first understand the community - a major difference between our company and larger ones. Our understanding of the local landscape sets us apart from the crowd. In 1923, when the Bank of Blountsville first opened, a commitment was made to serve the community, a tradition which continues today. We are committed to the communities we serve, and will strive to prove the statement "Making a difference, one customer at a time".



Community Bankers are regular participants in Career Day at local high schools.



Community Bank receives an award of appreciation from Operation Grateful Heart, which assists local families of soldiers serving in Iraq and Afganistan.

The Company regularly makes donations to worthy causes in our communities. This contribution to the Children's Center will help provide services for neglected and abused children.



Advances in technology keep operations employees on their toes.





"Venga y lo atenderemos"
Community Bank's Carlos Barragan assists the Oneonta Hispanic community with new accounts and mortgages.







Community Bank's Blountsville employees are a great team.



The backbone of any company is its employees. And indeed, this company has a strong backbone - strong enough to stand up to a constantly changing business, yet flexible enough to bend when needed. Employees inspire each other to perform roles to the best of their ability, blending talent with diverse skills - working tirelessly to bring state-of-the-art, comprehensive, competitively priced financial services to our communities. The Company is committed to providing and acquiring the knowledge, technology, training and strategic direction for employees in order to provide a secure, challenging, caring environment in which to work.



This is especially true as we begin to integrate a sales culture into our banks, credit offices and insurance agency. We recognize that providing financial services in 2005 and beyond is more complex and competitive than ever before. So we feel that investing even greater resouces in sales training will better prepare our employees to more effectively guide customers to products that meet their needs. As always with our Company, sales will be based upon need, not quotas. This is just a continuation of our community-based philosophy and the strong and trusting relationships we have with our communities and customers. And, to that end, we will expect, reward and recognize great performance and outstanding service by individuals and teams.


FULL SERVICE
ATM

At the base of this Company is a collection of talented and energetic employees who work for the mutual benefit of us all. Our people are our ultimate competitive advantage.

Employees

Community Bank

BLOUNTSVILLE
P.O. Box 400
Blountsville, AL 35031
(205) 429-3251
Todd Bennich
Advisory Board Members
Willie Marsh
Kenneth Wright
Mark Waller
Allen Jones
Donald G. Smith

CLEVELAND
P.O. Box 240
Cleveland, AL 35049
(205) 274-8054
Teresa Wood
Advisory Board Members
Robert Sawyer
David Spike
Bradley Hill

DEMOPOLIS
P.O. Box 190
Demopolis, AL 36732
(334) 289-2111
Meador Jones
Advisory Board Members
William V. Meador, Jr.
Wallice Raines
Grover Cleveland
Jack Cooley
John Gibbs
Letty Rich

DOUBLE SPRINGS
P.O. Box 1270
Double Springs, AL 35553
(205) 489-5246
Tonya Martin
Advisory Board Members
Danny Springer
Steve Cagle
Bobby Daniels
James Ernie Glenn
John O. Hunter
Betsy M. Harrison
Sam Weaver
Sam Taylor

ELKMONT
P.O. Box 330
Elkmont, AL 35620
(205) 732-4440
Corey Griffin
Advisory Board Members
Tommy Carter
Jack Gilbert
Jerry Bradford
Joey Thompson
William D. Maples

FALKVILLE
P.O. Box 427
Falkville, AL 35622
(205) 784-5252
Terry Moore
Advisory Board Members
Billy Bryan
Robert Summerford
C.A. Blevins
Russell Reeder

GURLEY
P.O. Box 470
Gurley, AL 35748
(256) 776-2962
John Cornelius
Advisory Board Members
Rickey J. Isbell
Alvin C. Gipson
Tom D. Hereford
James (Mike) Sisk
Jerry Watson

HALEYVILLE
P.O. Box 637
Haleyville, AL 35565
(205) 486-9561
Bruce Eddy
Advisory Board Members
Claden Knight
Dan Lakeman
Tom Williams
Glen Roberts

HAMILTON
P.O. Box 1926
Hamilton, AL 35570
(205) 921-3000
Eric Poe
Advisory Board Members
Ronald Davis
Henry R. Tommy Gann
Joseph Robert Holliday

HARTSELLE
P.O. Box 397
Hartselle, AL 35640
(256) 773-3807
Marsha Hathaway
Advisory Board Members
Mark Hendrix
Mark Hill
William Fred Smith
James Barry Stewart
Kenneth Thompson
Reggie Corum
Scotty Maples
Jerry B. Reeves

HUNTSVILLE
312 Clinton Avenue
Huntsville, AL 35806
Lisa Fleming
Opening August 2005

MERIDIANVILLE
P.O. Box 680
Meridianville, AL 35759
(256) 828-9400
Liz Tidwell
Advisory Board Members
James Lewis Logan
Billy Harbin
Robert (Bob) Wells
Steve Waters
Charles (Buddy) Tate

NEW HOPE
P.O. Box 414
New Hope, AL 35760
(256) 723-4216
Paul Eckley
Advisory Board Members
Thomas Elders
George Butler, Jr.
James Richard
John D. Mann, Jr.
Jeff Cooper

ONEONTA
P.O. Box 370
Oneonta, AL 35121
(205) 274-8056
Kevin Ellis
Advisory Board Members
Clyde Woods
Darryl Ray
Roy Robertson
Jim Sherbert
Charles Payton

ONEONTA WAL-MART
P.O. Box 370
Oneonta, AL 35121
(205) 274-8052
Susan Claburn

ROGERSVILLE
P.O. Box 290
Rogersville, AL 35652
(256) 247-7004
Larry Skipworth
Advisory Board Members
Buster L. Thornton
Charles A. Gaputis
Kenneth Ray Hester
Roger Ridgeway

Locations

1st Community Credit Corporation

ALBERTVILLE
P.O. Box 1893
Albertville, AL 35950
(256) 891-0460
Heather Simmons

ARAB
P.O. Box 933
Arab, AL 35016
(256) 931-2178
Peggy Roberts

ATHENS
P.O. Box 288
Athens, AL 35611
(256) 233-1381
Connie Householder

BOAZ
P.O. Box 501
Boaz, AL 35957
(256) 593-8706
Wendy Chapman

CULLMAN
P.O. Box 56
Cullman, AL 35055
(256) 737-9696
Jeremy Gardner

DECATUR
P.O. Box 296
Decatur, AL 35601
(256) 308-1040
Karen Hubbard

FORT PAYNE
P.O. Box 630137
Fort Payne, AL 35968
(256) 845-9007
Nikkie Austin

GADSDEN
P.O. Box 4383
Gadsden, AL 35904
(256) 549-0377
Andrea Ragsdale

HARTSELLE
P.O. Box 788
Hartselle, AL 35640
(256) 773-7178
Janis Collins

HUNTSVILLE
700 Airport Rd., Suite E
Huntsville, AL 35802
(256) 881-9899
Sandi Gray

JASPER
800 Hwy 78, Suite 2
Jasper, AL 35501
(205) 387-2557
Carla Standeffer

MADISON
6241 Unit B University Drive NW
Huntsville, AL 35806
(256) 562-0074
Pamela Stewart

ONEONTA
P.O. Box 92
Oneonta, AL 35121
(205) 274-8070
Donna Dutton

PELL CITY (ST. CLAIR CREDIT)
P.O. Box 1103
Pell City, AL 35125
(205) 227-0090
Edward Ferguson

TALLADEGA
P.O. Drawer475
Talladega, AL 35161
(256) 299-0026
Frankie Ferguson

SNEAD
P.O. Box 616
Snead, AL 35952
(205) 466-7103
Shane Rudd
Advisory Board Members
Jimmy Whitley
John Gentry
Tommy Roberts
David Skees
Bruce McAfee
Joe Criswell
Phillip Smith

UNIONTOWN
P.O. Box 9
Uniontown, AL 36786
(334) 628-2571
Ken Gresham
Advisory Board Members
James A. Tolar, Jr.
Jim Broussard

WEST BLOUNT
P.O. Box 367
Hayden, AL 35079
(205) 647-6600
Brent Breedlove
Advisory Board Members
Clark Sanders
Johnny Hopper
Jack Clay
Stephen Stewart

AMERICAN FAMILY MORTGAGE
587 Highway 31 NW
Suite B
Hartselle, AL 35640
(256) 773-5650
Morris Crumpton

COMMERCIAL LENDING
(205) 429-1001
Mark Soukup (Headquarters)
Johnny Baugh (Meridianville)
Robert Curtis (Huntsville)
Terri Nicholson (Huntsville)
Danny Riggs (Birmingham)

Community Insurance, Corp.

COMMUNITY INSURANCE
P.O. Box 47
Huntsville, AL 35804
(256) 533-5600
Tony Maulucci

SOUTHERN SELECT
P.O. Box 47
Huntsville, AL 35804
(256) 704-0565
Kay Hall

Community Bank Senior Management Operating Committee



Patrick M. Frawley
Chief Executive Officer



Stacey W. Mann
President



John W. Brothers
Chief Operating Officer



Mark A. Soukup
Senior Lender



John H. Noland
Director of Credit Risk Management

Management Team



William H. Caughran
General Counsel
Corporate Secretary



Kerri C. Kinney
Chief Financial Officer



Tommy W. Traylor
President
1st Community Credit Corporation



Gerald N. Player
Director of Retail Banking Operations



Dwight C. Griffin
Mortgage Lending

Shareholder Information

General Offices
Community Bancshares, Inc.
68149 Main Street
P.O. Box 1000
Blountsville, Alabama 35031

Stock Trading Information
Community Bancshares common stock is traded on the over-the-counter market under the symbol "COMB"

Certified Public Accountants
Carr, Riggs & Ingram, LLC
7550 Halcyon Summit Drive
Montgomery, Alabama 36117

Securities Counsel
Alston & Bird, LLP
1201 W. Peachtree Street
Atlanta, Georgia 30309

Market Makers in Community Bancshares, Inc. Common Stock

FIG Partners, LLC
1545 Peachtree Street
Suite 650
Atlanta, Georgia 30309
(404) 601-7200

Hudson Securities, Inc.
525 Washington Boulevard
Suite 3600
Jersey City, New Jersey 07310
(201) 798-5400

Sterne Agee Capital Markets, Inc.
800 Shades Creek Parkway
Suite 700
Birmingham, Alabama 35209
(205) 414-7310

Archipelago Trading Services, Inc.
100 South Wacker Drive
Suite 1800
Chicago, Illinois 60606
(312) 442-7705

Monroe Securities, Inc.
343 West Erie Street
Suite 410
Chicago, Illinois 60610
(800) 766-5560

UBS Capital Markets L.P.
111 Pavonia Avenue
Jersey City, New Jersey 07310
(201) 963-9100

Hill Thompson Magid & Co., Inc.
15 Exchange Place
Suite 800
Jersey City, New Jersey 07302
(201) 434-6900

Pershing Trading Company, L.P.
One Pershing Plaza
Jersey City, New Jersey 07399
(201) 413-3531

Wedbush Morgan Securities, Inc.
1000 Wilshire Boulevard
P.O. Box 30014
Los Angeles, California 90017
(213) 688-8000

Notice of 2005 Annual Meeting
The 2005 Annual Meeting of Shareholders will be held on July 7, 2005, at 10:00 am local time at the main clubhouse at Limestone Springs, 3000 Colonial Drive, Oneonta, Alabama.

Form 10-K
A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2004 is included with this 2004 Annual Report to Shareholders. Additional copies of the Annual Report on Form 10-K, and any exhibits thereto, are available at no charge upon written request to Ms. Kerri Kinney, Chief Financial Officer at the above general offices address.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements made or incorporated by reference in this Report are "forward-looking statements" within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, or the "Exchange Act."

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "hope," "project," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "could," "intend," "seek," "target," and other similar words and expressions of the future. Such forward looking statements include, without limitation, statements regarding:
- our business strategy, including our entry into markets;
- future performance, developments, transactions or market forecasts;
- projected benefits to us as a result of any changes in our regulatory restrictions; and
- projected investments and disposition of assets.

The forward-looking statements may not be realized due to a variety of factors, including, without limitation:
- future economic or business conditions;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes, including changes in tax laws and regulations;
- the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- interest rate risks and credit risks of borrowers;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;
- our potential inability to successfully enter into new markets or to realize the expected benefits of entering into those new markets;
- our potential inability to successfully implement our strategic plan;
- our potential inability to realize the expected operational and financial benefits resulting from our improved regulatory standing and the elimination of some of the litigation in which we have been involved;
- the failure of assumptions underlying the establishment of the allowance for loan losses and other estimates, and the uncertainty and costs of litigation;
- the risks of mergers, acquisitions and divestures, including, without limitation, the related time and costs of implementing such transactions, and the possible failure to achieve expected gains, revenue growth and/or expense savings expected from such transactions;
- changes in accounting policies, rules and practices;
- difficulties with, or changes in the cost or effectiveness of, technology and/or products;
- the effects of war or other conflict, acts of terrorism or other catastrophic events that affect general economic conditions; and
- other factors and other information discussed in this Report, as well as other factors and risks described in any of our other reports that we make with the SEC under the Exchange Act.

All written or oral statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this Report, or after the respective dates on which such statements otherwise are made.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number 000-16461

Community Bancshares, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**63-0868361**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
68149 Main Street Blountsville, Alabama	**35031**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code (205) 429-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.10 Par Value Per Share

(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by nonaffiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

The aggregate market value of Community Bancshares, Inc.'s common stock, par value $.10 per share, held by non-affiliates on June 30, 2004 was $58.8 million, based on a price of $7.26 per share, which was the price at which the common stock was last sold in what Community Bancshares, Inc. believes to be arm's length transactions on or prior to June 30, 2004.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

As of March 18, 2005, there were 8,524,505 shares of the common stock, par value $.10 per share, of Community Bancshares, Inc., issued and outstanding.

IMPORTANT INFORMATION ABOUT THIS REPORT

In this Annual Report on Form 10-K, which we refer to as this "report," the words "Company," "we," "us" and "our" refer to the combined entities of Community Bancshares, Inc., Community Bank, 1st Community Credit Corporation, Community Insurance Corp., Southern Select Insurance, Inc., Community Appraisals, Inc. and Community Funding Corporation.

The words "Community Bancshares," "Community Bank," "Community Credit," "Community Insurance," "Southern Select," "Community Appraisals," and "Community Funding" refer, respectively, to each of the above entities in their individual capacities.

SPECIAL CAUTIONARY NOTICE
REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference in this report are "forward-looking statements" within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, or the "Securities Act," and Section 21E of the Securities Exchange Act of 1934, or the "Exchange Act."

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "hope," "project," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "could," "intend," "seek," "target," and other similar words and expressions of the future. Such forward-looking statements include, without limitation, statements regarding:

- our business strategy;
- future performance, developments, transactions or market forecasts;
- projected benefits to us as a result of any changes in our regulatory restrictions; and
- projected investments and dispositions of assets.

The forward-looking statements may not be realized due to a variety of factors, including, without limitation:

- future economic or business conditions;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes, including changes in tax laws and regulations;
- the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- interest rate risks and credit risks of borrowers;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;
- the failure of assumptions underlying the establishment of the allowance for loan losses and other estimates, and the uncertainty and costs of litigation;
- the risks of mergers, acquisitions and divestures, including, without limitation, the related time and costs of implementing such transactions, and the possible failure to achieve expected gains, revenue growth and/or expense savings expected from such transactions;
- changes in accounting policies, rules and practices;
- difficulties with, or changes in the cost or effectiveness of technology and/or products;

- the effects of war or other conflict, acts of terrorism or other catastrophic events that affect general economic conditions; and
- other factors and other information discussed in this report, as well as other factors and risks described in any of our other reports that we make with the Securities and Exchange Commission, or the "SEC," under the Exchange Act.

All written or oral statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.

PART I

ITEM 1. BUSINESS.

General

Our company is made up of the following entities:

- Community Bancshares, Inc., a Delaware bank holding company that owns 100% of Community Funding, Community Bank and Community Bank's subsidiaries;
- Community Bank, a community-focused Alabama commercial bank;
- 1st Community Credit Corporation, a finance company subsidiary of Community Bank;
- Community Insurance Corp., a subsidiary of Community Bank that is as an insurance agency for the sale of title, property, casualty and life insurance to individuals and businesses;
- Southern Select Insurance, Inc., a subsidiary of Community Insurance that brokers agricultural, commercial and personal insurance products;
- Community Appraisals, Inc., a subsidiary of Community Bank that provides appraisal services in connection with the lending activities of Community Bank and its subsidiaries, but ceased operations in late 2003; and
- Community Funding Corporation, a subsidiary of Community Bancshares, Inc. formed on December 30, 2003 to purchase and maintain certain nonperforming assets of Community Bank.

As of December 31, 2004, we had total consolidated assets of approximately $553.4 million, total deposits of approximately $448.6 million, total consolidated liabilities, including deposits, of approximately $510.5 million, and consolidated stockholders' equity of approximately $42.9 million.

Our principal executive offices, which also serve as the principal executive offices of Community Bank, Community Appraisals and Community Funding, are located at 68149 Main Street, Blountsville, Alabama 35031, and our telephone number at that address is (205) 429-1000. The principal executive offices of Community Credit are located at 587 Highway 31 N.W., Suite A, Hartselle, Alabama 35640, and the telephone number at that address is (256) 751-2031. The principal executive offices of Community Insurance and Southern Select are located at 401 Holmes Avenue, Huntsville, Alabama 35801, and the telephone number at that address is (256) 533-5600.

Community Bancshares

Community Bancshares is a Delaware corporation that is registered as a bank holding company with the Board of Governors of the Federal Reserve System, or the "Federal Reserve," under the Bank Holding Company Act of 1956, as amended, or the "BHC Act." Community Bancshares was organized in 1983 and commenced business in 1985.

Our Commercial Banking Business

We conduct our commercial banking operations through Community Bank. Community Bank is an Alabama banking corporation founded in 1923. Community Bank is a member of the FDIC and its deposits are insured by the FDIC.

Community Bank provides a broad range of commercial and retail banking services through 20 locations in nine counties in Alabama. Community Bank offers a wide range of commercial and retail banking services, which principally include checking transaction accounts, and personal and commercial loans to customers in our target market area. Community Bank seeks to provide its customers with outstanding service and to become a vital component of each of the communities that it serves. We believe that the retail nature of Community Bank's commercial banking operations allows for diversification of customers and that our loans to businesses are not concentrated in any one industry.

Community Bank's lending activities include commercial, real estate and consumer loans. The majority of Community Bank's loans are to individuals and small to mid-sized businesses in Alabama. Its commercial loan services include term loans, lines of credit and agricultural loans. It provides a broad range of short- to medium-term commercial loans, both secured and unsecured, to various local businesses for working capital, business expansion and the purchase of equipment and machinery. Its real estate lending activities include fixed and adjustable rate residential mortgage loans, construction loans, second mortgages, home improvement loans and home equity lines of credit. Its consumer lending services include loans for automobiles, recreation vehicles and boats, as well as unsecured personal loans and loans secured by deposit accounts.

Community Bank operates primarily in small non-urban communities. As of December 31, 2004, Community Bank operated 18 full service offices and two paying and receiving offices located in Wal-Mart® stores, which primarily open deposit accounts, cash checks and receive deposits and loan payments.

For the year ended December 31, 2004, Community Bank had pretax income of approximately $1.8 million. During the fiscal years 2002 and 2003, Community Bank had pretax income of approximately $3.2 million and a pretax loss of $(19.6) million, respectively. Its loan portfolio, which consisted of 54.3% of our assets at December 31, 2004, 56.6% at December 31, 2003 and 63.8% at December 31, 2002, continues to represent our largest earning asset. As of December 31, 2004, Community Bank had total commercial banking loans of $300.4 million.

Our Other Operations

Non-Traditional Banking Operations

1st Community Credit Corporation operates 14 finance company offices in Limestone, Madison, Morgan, Blount, Cullman, Marshall, Etowah, DeKalb, Walker, Talladega and St. Clair Counties, Alabama, primarily in local communities where Community Bank does not operate. Community Credit provides smaller loans to a market segment traditionally not pursued by Community Bank. These loans typically involve greater risk and generate higher yields than standard commercial bank loans. We believe that, by conducting this business, we are establishing a business presence and a customer base in communities where Community Bank may at some point commence full-scale commercial banking operations. For the year ended December 31, 2004, Community Credit had pretax income of $1.4 million. For the years ended December 31, 2003 and December 31, 2002, we had approximately $933,000 and $380,000, respectively, in pretax income from the operations of Community Credit. At December 31, 2004, the loan portfolio at Community Credit was $35.2 million, representing 6.4% of our total consolidated assets. At December 31, 2003 and 2002, the loan portfolio at Community Credit was $31.2 million and $27.9 million, representing 5.6% and 4.9% of our total assets, respectively.

Insurance Operations

Community Insurance Corp. serves as an agency in the sale of title, property, casualty and life insurance products to individuals and businesses in the Huntsville metropolitan area. Community Insurance owns 100% of Southern Select Insurance, Inc., a managing general agency in Huntsville that brokers agricultural, commercial and personal insurance products. For the years ended December 31, 2004, 2003 and 2002, we had approximately $81,000, $(486,000) and $(154,000), respectively, in pretax income (losses) from our insurance operations.

Appraisal Operations

Community Appraisals, Inc. provides appraisal services in connection with the lending activities of Community Bank and Community Credit. For the years ended December 31, 2004, 2003 and 2002, our appraisal business generated approximately $(1,000), $(6,000) and $57,000, respectively, in pretax income (loss). At this time, Community Appraisals is inactive, and Community Bank is outsourcing its appraisal needs to third parties.

Asset Quality Improvement

Community Funding Corporation was formed in December 2003 for the purpose of purchasing and maintaining certain of Community Bank's nonperforming assets in order to improve Community Bank's asset quality. Community Funding conducted no business in 2003. During 2004, Community Bancshares capitalized Community Funding with $3.9 million. Community Funding has used the cash to purchase nonperforming assets and at December 31, 2004 owned $3.9 million in nonperforming assets. The pretax loss for Community Funding for the year ended December 31, 2004 was $(2,300).

Our Market Area

Community Bank currently has 20 branches in nine counties, most of which are situated in northern Alabama. We serve customers in five counties in north Alabama – Blount, Lauderdale, Limestone, Madison and Morgan Counties; two counties in northwest Alabama – Marion and Winston Counties; and two counties in southwest Alabama – Marengo and Perry Counties. We have focused on those market areas between the Birmingham and Huntsville metropolitan areas, where significant growth and economic change have transpired over the last decade.

Community Bank's primary market area is Blount County, which was added to the Birmingham metropolitan area in 1983. The Birmingham Metropolitan Statistical Area, or "MSA," consists of seven counties and is home to approximately 1.1

million people, representing the most populous MSA in the State of Alabama. Once known as the South's largest manufacturing center, Birmingham previously relied heavily on both the steel and manufacturing industries. Manufacturing remains an important part of Birmingham's economy but the economy has become more diverse in its industries, and, according to the Birmingham Regional Chamber of Commerce, the healthcare, banking and professional services industries are its leading economic sectors and largest employers.
en cities in total banking assets.

Community Bank also has customers in four counties – Lauderdale, Limestone, Madison and Morgan Counties – which are proximate to or within the Huntsville MSA, currently one of Alabama's fastest growing metropolitan areas. It has been identified by the U.S. Census Bureau figures, March 2000, as one of the "Top 50" fastest growing metropolitan areas in the United States and consistently ranks among the top three wealthiest counties in the Southeast in average annual wages according to the Alabama Regional Chamber of Commerce.

Huntsville possesses a diverse economic base and is home to numerous industries, including technology, space and defense, manufacturing, and retail and service. Huntsville is home to numerous centers of global excellence, including the Cummings Research Park (over 23,000 employees and 225 companies, according to the Huntsville Chamber of Commerce), the NASA Marshall Space Flight Center, and the US Army Redstone Arsenal.

Community Bank has branches in Marion, Lauderdale and Winston Counties, located in northwest Alabama, near the Mississippi border. These counties are economically driven by manufacturing and furniture production. Community Bank also operates in Marengo and Perry Counties, located in southwest Alabama, where manufacturing, catfish farming, livestock and the timber industry are important components of the local economy. These are relatively low growth areas, with income levels that are below Alabama averages.

In the first half of 2002, we sold two branch offices of Community Bank located in Pulaski, Tennessee, and eight branch offices located in Marshall and DeKalb Counties, Alabama, two of which were paying and receiving offices located in Wal-Mart stores.

Community Bank Foundation

In early 2004, the Board of Directors of Community Bank authorized the establishment of the Community Bank Foundation (the "Foundation"). The Foundation is a private non-profit organization established as a vehicle for making a positive contribution to the communities in which Community Bank and its subsidiaries do business. The Foundation has been notified by the Internal Revenue Service of its approval as a tax exempt organization. It is anticipated that the Foundation will award college scholarships to deserving high school seniors, make contributions to schools, hospitals, senior citizen centers, centers for abused children or spouses, children's camps and other worthy organizations whose purpose is to make our communities better places to live and work.

Competition

The banking business in Alabama is highly competitive with respect to loans, deposits and other financial services and is dominated by a number of major banks and bank holding companies that have offices and affiliates operating over wide geographic areas, and that have greater resources at their disposal than we do. We compete for deposits, loans and other business with these institutions as well as with other types of financial services entities, including savings and loan associations, credit unions, securities and mutual fund firms, mortgage companies, and insurance companies. Many of the major commercial banks operating in or around Community Bank's service areas offer services such as investment and trust services, which we do not currently offer.

Our competitive environment has been and will continue to be materially affected by the enactment by Congress of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, or the "GLB Act." This law authorized a bank holding company that possesses a prescribed amount of capital and meets other criteria to become a "financial holding company," which enables it to then engage in investment banking, insurance underwriting and the sale of insurance, as well as any other activity that federal regulators view as "financial in nature." We may face greater competition as more financial holding companies enter our market area and offer a more diverse line of financial products and consolidated financial services than we may offer.

In addition, during 2002, Community Bank sold ten of its branch offices located in Pulaski, Tennessee, and DeKalb and Marshall Counties, Alabama, to competing third party commercial banks. In connection with those sales, we entered into non-competition agreements that imposed restrictions, but all restrictions had expired by May 31, 2004.

Seasonality

Our management believes that our business, including our subsidiaries' businesses, is not seasonal in nature.

Customer Concentration

For each of the years ended December 31, 2004, 2003 and 2002, we did not, and we presently do not expect for the year ended December 31, 2005 will derive more than 10% of our revenues, on a consolidated basis, from any one customer.

Supervision and Regulation

The banking and financial services industry is extensively regulated under both federal and state law. The following discussion summarizes certain statutes, rules and regulations affecting our business and operations. This summary is qualified in its entirety by reference to the statutory and regulatory provisions referred to below and elsewhere and is not intended to be an exhaustive description of the statutes or regulations applicable to us. Changes in the laws and regulations that apply to us can affect our operations in substantial and unpredictable ways. We cannot accurately predict whether legislation will be enacted, and, if enacted, the ultimate effect that it or any implementing regulations will have on our business, financial condition or results of operations.

The following summary describes our regulatory environment in the absence of any restrictive memoranda, orders or agreements with our regulators and therefore is further subject to, and does not address, the regulatory restrictions to which we have been subject. You should refer to and carefully review these restrictions, which are described below in this report. To the extent that the limitations imposed by those regulatory restrictions on our business activities are different than as described in this summary, then the regulatory restrictions govern.

Supervision, regulation, and examination of holding companies and banks by bank regulatory agencies are intended primarily for the protection of depositors rather than holders of our securities, including our preferred stock and common stock.

Holding Company Regulation

<u>General</u>

Community Bancshares is a bank holding company within the meaning of the BHC Act, and is subject to supervision, examination, and reporting by the Federal Reserve. The State of Alabama does not currently regulate bank holding companies. Community Bancshares is required to file with the Federal Reserve periodic reports and any additional information as the Federal Reserve may require. The Federal Reserve regularly examines Community Bancshares and may examine its subsidiaries.

<u>Investment Activities</u>

The BHC Act requires prior Federal Reserve approval for, among other things:

- the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank; and
- a merger or consolidation of a bank holding company with another bank holding company.

The Change in Bank Control Act and Federal Reserve regulations also generally require a notice and prior action thereon if anyone not subject to the BHC Act application acquires 10% or more of a bank's or its parent holding company's securities where the bank or holding company has a class of securities registered under the Exchange Act.

A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking, managing or controlling banks, or performing services for its authorized subsidiaries. A bank holding company may also engage in or acquire an interest in a company that engages in activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to those activities.

The Gramm-Leach-Bliley Financial Services Modernization Act of 1999, or the "GLB Act," made substantial revisions to the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." Financial holding companies and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, board insurance agency activities, merchant banking, and other activities that the Federal Reserve determines to be financial in nature or complementary to those activities. In addition, under the merchant banking authority added by the GLB Act and Federal Reserve regulations, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the investment in duration, does not manage the company on a day-to-day basis, and the investee company does not cross-market with any of the financial holding company's controlled depository institutions. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLB Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Community Bancshares has not sought approval to become a financial holding company and presently has no intention of doing so.

Source of Financial Strength

Federal Reserve policy requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks. This means that a bank holding company must be prepared to use available resources to provide adequate capital funds to its bank subsidiaries during periods of financial stress and must have sufficient financial flexibility and capital-raising capacity to provide ongoing support to the banks. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or "FIRREA," if a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company's subsidiary depository institutions are responsible for any losses to the FDIC as a result of an affiliated depository institution's failure. As a result, a bank holding company may be required to loan money to its subsidiaries in the form of capital notes or other instruments which qualify as capital under regulatory rules. Any loans from a bank holding company to its subsidiary banks likely will be unsecured and subordinated to the bank's depositors and perhaps to other creditors of that bank.

Transactions With Affiliates

Community Bancshares is a legal entity separate and distinct from Community Bank. Various legal limitations restrict Community Bank from lending or otherwise supplying funds to Community Bancshares or its other affiliates. Section 23A of the Federal Reserve Act limits a bank's "covered transactions," which include extensions of credit with any affiliate, to 10% of the bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, all of a bank's extensions of credit to an affiliate must be appropriately secured by acceptable collateral, generally United States government or agency securities.

Section 23B of the Federal Reserve Act requires that covered and exempt transactions among affiliates be on terms and under circumstances, including credit standards, that are substantially the same, or at least as favorable to the bank or its subsidiary, as those prevailing at the time for transactions with unaffiliated companies.

Bank Regulation

General

Community Bank is an Alabama bank whose deposits are insured by the FDIC. Community Bank is subject to regulation and examination by the Alabama Superintendent of Banks and by the FDIC. The Alabama Superintendent of Banks and the FDIC regulate and examine all of Community Bank's operations, including its overall financial condition and resources, loan loss reserves, the quality of its loan portfolio, mortgages, payments of dividends, interest rates charged, the establishment of branches, the actions of its directors and management, the investment of its funds, and compliance with its charter and the law.

The powers of Alabama-chartered banks include provisions designed to provide these banks with competitive equality to the powers of national banks. In addition, the GLB Act permits banks to engage in "financial activities" through subsidiaries in a manner similar to financial holding companies.

Dividends

Dividends from Community Bank historically have been Community Bancshares' primary source of funds for servicing debt and paying cash dividends to our stockholders.

Under Alabama law, a bank may not pay a dividend in excess of 90% of its net earnings until its surplus is equal to at least 20% of its capital. The prior approval of the FDIC and/or the Alabama Superintendent is required if the total of all dividends declared by a bank in any calendar year will exceed the sum of that bank's net earnings for the year and its retained net earnings for the preceding two calendar years, less any required transfers to surplus. In addition, a bank may not pay dividends from its surplus without the prior approval of the Superintendent. During 2003 and 2004, Community Bank paid no cash dividends to Community Bancshares. As of December 31, 2004, Community Bank could not have declared or paid any dividend without prior approval of the Superintendent of Banks.

In addition, Community Bancshares and Community Bank are subject to various regulatory policies and requirements that affect the payment of dividends, including requirements to maintain adequate capital. The appropriate federal and state regulatory authorities are authorized to determine, based on the financial condition of a bank or bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of those dividends. The FDIC and the Alabama Superintendent have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

As to Community Bancshares, the Federal Reserve may prohibit the payment of dividends to our stockholders if it determines that the payment would constitute an unsafe or unsound practice. The Federal Reserve's position is that a bank holding company should not pay dividends if it is experiencing earnings weaknesses or other financial pressures and should not pay dividends that exceed its net income, that are inconsistent with its capital position or that could only be funded in ways that weaken its financial health, such as by borrowing or selling its assets. In addition, a bank holding company must not pay dividends if such payment would affect its ability to provide adequate financial support for its subsidiary banks. As of December 31, 2004, under a Memorandum of Understanding ("MOU") between Community Bancshares and the Federal Reserve Bank of Atlanta, the Federal Reserve restricted Community Bancshares from declaring or paying any dividends, including the payments on our trust preferred securities, or repurchasing its capital stock without prior Federal Reserve approval. However, we have been notified that, because of the improved financial condition of our organization, combined with our compliance with the MOU, the MOU between Community Bancshares and the Federal Reserve was terminated effective March 17, 2005.

Safety and Soundness

The FDIC has adopted the Federal Financial Institutions Examination Council's, or the "FFIEC," internal rating system for assessing the soundness of financial institutions on a uniform basis and for identifying those institutions requiring special supervisory attention. Each financial institution is assigned a confidential composite "CAMELS" rating based on an evaluation and rating of the following six components of an institution's financial condition and operations:

- **C**apital adequacy;
- **A**sset quality;
- **M**anagement;
- **E**arnings;
- **L**iquidity; and
- **S**ensitivity to market risk.

For most institutions, the FFIEC has indicated that market risk primarily reflects exposures to changes in interest rates. When regulators evaluate this component, consideration is expected to be given to the sensitivity of the financial institution's earnings or the economic value of its capital to adverse changes in interest rates, foreign exchange rates, commodity prices, or equity prices; management's ability to identify, measure, monitor and control exposure to market risk; the nature and complexity of interest rate risk exposure arising from non-trading positions; and the adequacy of its capital and earnings in relation to its level of exposure.

Capital Regulations

The federal bank regulatory agencies have adopted risk-based capital guidelines for bank holding companies and banks. The guideline for a minimum ratio of capital to risk-weighted assets, including certain off-balance-sheet activities, such as standby letters of credit, is 8.0%. At least half of the total capital must consist of "Tier 1 Capital," which includes common equity, retained earnings and a limited amount of qualifying preferred stock, less goodwill. The remainder may consist of "Tier 2 Capital," which includes non-qualifying preferred stock, qualifying subordinated, perpetual, and/or mandatory convertible debt, term subordinated debt, intermediate term preferred stock and up to 45.0% of the pretax unrealized holding gains on available-for-sale equity securities with readily determinable market values that are prudently valued, and a limited amount of any loan loss allowance.

All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. The federal agencies have established minimum leverage ratio guidelines for bank holding companies, national banks, and state banks, which provide for a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets equal to 3.0%, plus an additional cushion of 1.0% to 2.0% if the institution has less than the highest regulatory rating. The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels. Higher capital may be required in individual cases, depending upon a bank holding company's risk profile. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated by deducting all intangibles, in evaluating proposals for expansion or new activity.

FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers:

- well capitalized;
- adequately capitalized;
- undercapitalized;
- significantly undercapitalized; and
- critically undercapitalized.

A depository institution's capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation. The capital measures used by the federal banking regulators are:

- the Total Capital ratio, which is the ratio of the total of Tier 1 Capital and Tier 2 Capital to total risk-weighted assets;
- the Tier 1 Capital ratio; and
- the Leverage Ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a Total Capital ratio of 10.0% or greater, a Tier 1 Capital ratio of 6.0% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a Total Capital ratio of 8.0% or greater, a Tier 1 Capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater – or 3.0% in some circumstances – and is not well capitalized;
- "undercapitalized" if it has a Total Capital ratio of less than 8.0% or a Tier 1 capital ratio of less than 4.0%, or 3.0% in some circumstances;
- "significantly undercapitalized" if it has a Total Capital ratio of less than 6.0%, a Tier 1 Capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2.0% of average quarterly tangible assets.

The following table sets forth the capital information of Community Bancshares and Community Bank as of December 31, 2004:

CAPITAL ADEQUACY RATIOS

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total risk based capital to risk weighted assets:						
Consolidated	$ 56,019	17.06%	$ 26,265	8.00%	$ 32,831	10.00%
Community Bank	49,573	15.42	25,712	8.00	32,141	10.00
Tier 1 capital to risk weighted assets:						
Consolidated	51,909	15.81	13,132	4.00	19,699	6.00
Community Bank	45,548	14.17	12,856	4.00	19,284	6.00
Tier 1 capital to average assets (leverage ratio):						
Consolidated	51,909	9.58	21,674	4.00(1)	27,093	5.00
Community Bank	45,548	8.47	21,517	4.00(2)	26,896	5.00

(1) As of December 31, 2004, the Company was required to maintain a 6.5% leverage ratio under the MOU.

(2) As of December 31, 2004, the Bank was required to maintain a 7% leverage ratio under the Compliance Plan.

Community Reinvestment Act

Community Bancshares and Community Bank are subject to the Community Reinvestment Act, or the "CRA," and the federal banking agencies' related regulations. Under the CRA, all banks and thrifts have a continuing and affirmative obligation, consistent with their safe and sound operation, to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record of assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, such assessment is required of any institution that has applied to:

- charter a bank;
- obtain deposit insurance coverage for a newly-chartered institution;
- establish a new branch office that accepts deposits;
- relocate an office; or
- merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution.

A less than satisfactory CRA rating will slow, if not preclude, expansion of banking activities.

Current CRA regulations rate institutions based on their actual performance in meeting community credit needs. CRA performance is evaluated by the FDIC, Community Bank's primary federal regulator using a lending test, an investment test, and a service test. The FDIC also will consider:

- demographic data about the community;
- the institution's capacity and constraints;
- the institution's product offerings and business strategy; and
- data on the prior performance of the institution and similarly situated lenders.

The Federal bank regulators recently proposed changes to their CRA regulations. Financial holding company subsidiaries must receive "satisfactory" or better CRA ratings to engage in financial holding company or subsidiary activities permitted by the GLB Act. Community Bank received a "satisfactory" CRA rating on its most recent examination.

Consumer Regulations

Interest and certain other charges collected or contracted for by Community Bank are subject to state usury laws and certain federal laws concerning interest rates. Community Bank's loan operations are also subject to certain federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;
- the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies;
- The GLB Act, which requires banks and their affiliated companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information they obtain from customers with third parties; and
- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

FDIC Insurance Assessments

Community Bank's deposits are primarily insured by the FDIC's Bank Insurance Fund, or "BIF." The FDIC utilizes a risk-based deposit insurance premium schedule to determine the assessment rates for Bank Insurance Fund-insured depository institutions. Each financial institution is assigned to one of three capital groups:

- well capitalized;
- adequately capitalized; or
- undercapitalized.

Each financial institution is further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state regulators and other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. The FDIC is presently considering whether to charge deposit insurance premiums based upon management weaknesses and whether the bank's underwriting practices, concentrations of risk, and growth are undisciplined or outside industry norms.

The BIF assessment rates currently range from zero basis points on deposits for a financial institution in the highest category, to 27 basis points on deposits for an institution in the lowest category. In addition, the Deposit Insurance Funds Act of 1996 authorizes the FDIC to collect The Financing Corporation, or "FICO," deposit assessments on Bank Insurance Fund – and Savings Association Insurance Fund-assessable deposits at the same rate. FICO assessments are set quarterly, and in 2004 ranged from 1.46 to 1.54 cents per $100 of assessable deposits. For the first quarter of 2005, the FICO assessment rate for such deposits will be 1.44 cents per $100 of assessable deposits. Community Bank paid insurance premiums in 2002, 2003 and 2004 of $532,118, $776,814 and $762,644, respectively, and paid FICO assessments of approximately $99,000, $73,000 and $68,000, in each of these years, respectively. As a result of our recent and much improved regulatory examination, we anticipate a decline in our cost of FDIC insurance.

Enforcement Policies and Actions

The Federal Reserve, the FDIC and the Alabama Superintendent monitor compliance with laws and regulations. Violations of laws and regulations, or other unsafe and unsound practices, may result in these agencies imposing fines or penalties, issuing cease and desist orders or memorandums of understanding, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and others participating in the affairs of a bank or bank holding company. The regulatory agencies have extensive powers to enforce their agreements with banks and bank holding companies, including, among other actions, civil money penalties, and possible proceedings to terminate FDIC insurance. We previously have been subject to a memorandum of understanding, a safety and soundness compliance plan and two cease and desist orders. However, we were notified in March 2005 that all regulatory memoranda, agreements, plans and orders to which we were subject had been terminated. See "Our Current Regulatory Restrictions."

Fiscal and Monetary Policy

Banking is a business that depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, our earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve.

The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The monetary policies of the Federal Reserve historically have had a significant effect on the operating results of commercial banks and will continue to do so in the future. The conditions in the national and international economies and money markets, as well as the actions and changes in policy by monetary and fiscal authorities, and their effect on us cannot be predicted.

Money Laundering

The International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001 restricts money laundering by terrorists in the United States and abroad. This Act specifies new "know your customer" requirements that will obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Banking regulators will consider compliance with the act's money laundering provisions in making decisions regarding approval of acquisitions and mergers. In addition, sanctions for violations of the act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1.0 million.

In the wake of the tragic events of September 11th, on October 26, 2001, the President signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, ("USA PATRIOT"). Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps:

- to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transaction;
- to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;
- to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and
- to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

The USA PATRIOT Act requires financial institutions to establish anti-money laundering programs. The USA PATRIOT Act sets forth minimum standards for these programs, including:

- the development of internal policies, procedures, and controls;
- the designation of a compliance officer;

- an ongoing employee training program; and
- an independent audit function to test the programs.

In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities.

Insurance Regulation

Community Insurance and Southern Select are licensed insurance agents and brokers for various insurance companies, and are subject to regulation by the Alabama Insurance Commission.

Legislative and Regulatory Changes

Legislative and regulatory proposals regarding changes in banking laws, the regulation of banks, thrifts and other financial institutions, as well as bank and bank holding company powers are being considered by the executive branch of the Federal government, Congress and various state governments, including Alabama. The FDIC has proposed comprehensive deposit insurance reform legislation. Other proposals pending in Congress would, among other things, allow banks to pay interest on checking accounts and to establish interstate branches *de novo*. The Alabama Banking Department has introduced legislation in the Alabama legislature that would, among other things, permit interstate de novo branching in Alabama by out-of-state banks, regulate bank holding companies and expand the enforcement powers of the Alabama Banking Department. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. It cannot be predicted whether any of these proposals will be adopted, and, if adopted, how these proposals will affect us.

Our Current Regulatory Restrictions

Special and Important Update

During the entire year of 2004, Community Bancshares and Community Bank were subject to four different regulatory agreements or orders. Since their inception, the Company has materially complied with the requirements and expectations contained in the documents and cooperated fully with the regulatory authorities. Based on our compliance with, and performance under, those documents, as well as the result of our most recent examinations conducted by the FDIC, the Federal Reserve Bank of Atlanta and the Alabama State Banking Department, all of these agreements and orders, the terms of which are described in our 2003 Annual Report on Form 10-K, were terminated during March 2005. Such restrictions were in place during all of 2004.

Statistical Disclosure

Statistical and other information regarding the following items are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 2. PROPERTIES.

Our corporate headquarters is owned by Community Bank and located at 68149 Main Street (U.S. Highway 231) in Blountsville, Alabama. Community Bank's administrative, operational, accounting and legal functions are housed in three buildings which were constructed in 1997, all of which are located on the same property as the corporate headquarters. These buildings, which collectively provide a total of approximately 72,500 square feet of office space on seven acres of land, are in good condition.

The main commercial banking office of Community Bank is located at 69156 Main Street, Blountsville, Alabama. The premises are owned by Community Bank. This building offers a total of 7,500 square feet of office space and is in good condition.

At December 31, 2004, Community Bank owned or leased buildings that were used in the normal course of business in nine counties in Alabama, including Blount, Lauderdale, Limestone, Madison, Marengo, Marion, Morgan, Perry and Winston Counties. Community Credit owned or leased buildings that were used in the normal course of business in eleven counties in Alabama, including Blount, Cullman, Marshall, Morgan, Limestone, Lawrence, Etowah, Madison, DeKalb, Walker, Talladega and St. Clair Counties. Community Insurance and Southern Select leased space in a building that is used in the normal course of business in Madison County, Alabama. We presently believe that none of these other facilities are, individually, material to our operations, and, if forced for any reason to vacate or sell any of these other facilities, we presently believe that we would be able to timely identify and occupy suitable alternative locations on equally favorable terms.

For information about the amounts at which bank premises, equipment and other real estate are recorded in our financial statements and information relating to commitments under leases, see our consolidated financial statements and the accompanying notes to consolidated financial statements included elsewhere in this report.

ITEM 3. LEGAL PROCEEDINGS.

Background

At a June 20, 2000, meeting of the board of directors of Community Bank, one of Community Bank's directors brought to the attention of the board of directors the total amount of money that Community Bank had paid to subcontractors in connection with the construction of a new Community Bank branch office in Guntersville, Alabama. Based upon the significance of the amount paid, management commenced an investigation into these expenditures.

At the request of management, the architects and subcontractors involved in the construction project made presentations to the boards of directors of both Community Bancshares and Community Bank on July 15 and July 18, 2000, respectively. At the July 18, 2000 meeting of the board of directors of Community Bank, another director alleged that Community Bank had been overcharged by subcontractors on the construction project in question, as well as on another construction project that was incomplete at that time.

On July 18, 2000, the boards of directors of Community Bancshares and Community Bank appointed a joint committee comprised of independent directors from both boards to investigate these alleged overcharges. The joint committee retained independent legal counsel and an independent accounting firm to assist its investigation and made its report to both boards of directors on .

Community Bank's directors who alleged the construction overcharges also informed bank regulatory agencies and law enforcement authorities of their concerns. These agencies and authorities conducted their own investigations into the matter. Based on its findings, the FDIC issued restitution and/or removal orders against Kennon R. Patterson, Sr., former Chairman and Chief Executive Officer of the Company and Community Bank, and Larry Bishop, former Vice President of Community Bank. These regulatory actions are still pending at this time. The board of directors of Community Bancshares and the board of directors of Community Bank terminated Kennon R. Patterson, Sr. on January 27, 2003, and the board of directors of Community Bank terminated Larry Bishop on February 6, 2003. On October 29, 2003, the United States Department of Justice announced the filing of a 25-count indictment against Messrs. Patterson and Bishop, and a construction contractor, in connection with a scheme to divest Community Bank's funds for Mr. Patterson's personal benefit. On November 14, 2003, Mr. Patterson informed Community Bancshares that he was taking a leave of absence from Community Bancshares' board of directors pending a resolution of the criminal charges against him. Mr. Patterson stated that he would not seek re-election to Community Bancshares' board of directors if the criminal charges were not resolved prior to the expiration of his current term in 2005. On June 24, 2004, at the annual meeting of stockholders, Mr. Patterson was removed as a director of the Company. On March 10, 2005, Mr. Patterson, Mr. Bishop and the construction contractor were convicted of conspiracy, bank fraud and causing false entries to be made in bank records in connection with the Department of Justice proceedings. Mr. Patterson was also convicted of filing false income tax returns. It is likely that Messrs, Patterson and Bishop will appeal their convictions and a sentencing date has yet to have been set for either party. The U.S Attorney has indicated its desire to seek $1.9 million in restitution from the connected parties when and provided that the men are sentenced. Community Bancshares and Community Bank continue to seek recovery of all amounts owed by Mr. Patterson to Community Bank.

In the first quarter 2005 issue of *Bank Director* Magazine, the Board of Directors of Community Bancshares was awarded the L. William Seidman Courage award. This annual award is presented to one Board whose directors, during a time of great adversity, had the courage to do the right thing. Our Board received this award after *Bank Director,* solicited nominations from industry consultants, investment bankers, attorneys, trade associations officials and others who work closely with bank boards. Editors and management of Bank Director then reviewed submissions and made a final determination about the winner in each category. The full article can be read at www.bankdirector.com.

Patterson Litigation I

Plaintiffs: Kennon R. Patterson, Sr., Community Bancshares' former Chairman, President and Chief Executive Officer

Defendants: Community Bancshares, Community Bank, five of the directors of Community Bancshares and Community Bank, and Powell, Goldstein, Frazer and Murphy, LLP, as counsel to Community Bank's Audit Committee

On April 9, 2003, Mr. Patterson filed an adversary proceeding against the defendants in the United States Bankruptcy Court for the Northern District of Alabama in connection with his petition for protection under Chapter 11 of the United States Bankruptcy Code. Mr. Patterson's complaint:

- alleges that Community Bancshares breached its employment agreement with Mr. Patterson by terminating his employment on January 27, 2003 and failing to pay him for compensation and benefits that had accrued prior to his termination; and
- alleges that Community Bank, members of Community Bank's Audit Committee, the Audit Committee's independent counsel and Community Bancshares' current Chairman, President and Chief Executive Officer conspired to interfere with Mr. Patterson's contract and business relationship with Community Bancshares.

The suit seeks damages in excess of $150.0 million for, among other things, lost compensation and benefits, mental anguish, and damage to Mr. Patterson's reputation.

On May 9, 2003, the defendants filed a motion to dismiss the suit, and, on June 17, 2003, the court denied the motion to dismiss the suit as to Community Bancshares, Community Bank and the named directors. On July 7, 2003, those defendants filed a counterclaim against Mr. Patterson asserting that Mr. Patterson breached his employment agreement with Community Bancshares, engaged in fraudulent conduct, and converted property belonging to Community Bank to his personal use.

On January 12, 2004, the bankruptcy proceeding filed by Mr. Patterson was dismissed without prejudice. Community Bancshares, Community Bank and the individual defendants moved to dismiss the adversary proceeding in bankruptcy filed against them by Mr. Patterson. That motion was granted on July 26, 2004, and the adversary proceeding was dismissed.

Patterson Litigation II

Plaintiffs: Community Bancshares, Inc. and Community Bank

Defendants: Kennon R. Patterson, Sr., Community Bancshares' former Chairman, President and Chief Executive Officer

On September 14, 2004, Community Bancshares and Community Bank filed suit against Mr. Patterson in the Circuit Court of Blount County, Alabama in order to pursue those claims which had been asserted against him as counterclaims in the adversary proceeding in bankruptcy. Community Bancshares' and Community Bank's complaint:

- alleges that Mr. Patterson breached his employment agreement with Community Bancshares by failing to faithfully perform the duties assigned to him;
- alleges that Mr. Patterson made fraudulent misrepresentations to, or suppressed material information from, Community Bancshares and Community Bank and/or their officers, directors and agents concerning his bankruptcy, the release of mortgages which Community Bank held on his house, and payments made by Community Bancshares and Community Bank to companies owned by Mr. Patterson and members of his family;
- alleges that Mr. Patterson removed property belonging to Community Bancshares and Community Bank following the termination of his employment; and
- alleges that Mr. Patterson breached a duty of loyalty and other fiduciary duties owed to Community Bancshares and Community Bank.

On October 18, 2004, Mr. Patterson filed an answer and counterclaim against Community Bancshares and Community Bank. Mr. Patterson's counterclaim:

- alleges that Community Bancshares breached its employment agreement with Mr. Patterson by terminating his employment;
- alleges that Community Bancshares failed to pay to Mr. Patterson compensation and benefits of $2.4 million which had allegedly accrued prior to the termination of his employment;

- alleges that Community Bank intentionally interfered with the employment contract between Mr. Patterson and Community Bancshares by instigating, promoting, assisting in and participating in the termination of Mr. Patterson's employment agreement; and

- alleges that Community Bancshares falsely represented to Mr. Patterson that his employment would not be terminated until Match 31, 2008.

On January 25, 2005, Mr. Patterson filed a third-party complaint in this lawsuit against R.B. Jackson, Jimmie Trotter, Glynn Debter, John J. Lewis, Jr., Patrick M. Frawley and Powell, Goldstein, Frazer & Murphy, LLP. The third-party complaint alleges that Messrs. Jackson, Trotter, Debter and Lewis, as members of Community Bank's Audit Committee, Powell, Goldstein, Frazier & Murphy, LLP, as the independent counsel for Community Bank's Audit Committee, and Mr. Frawley, acting individually and in concert with one another, interfered with Mr. Patterson's employment agreement with Community Bancshares.

Patterson Litigation III

Plaintiffs: Community Bancshares, Inc. Employee Stock Ownership Plan (the "ESOP") and North Star Trust Company, as Trustee of the ESOP

Defendants: Kennon R. Patterson, Sr., Community Bancshares' former Chairman, President and Chief Executive Officer

On March 15, 2004 the Employee Stock Ownership Plan, or "ESOP," of Community Bancshares, together with the ESOP trustee, North Star Trust Company, filed suit against Mr. Patterson in the United States District Court for the Northern District of Alabama. The ESOP's complaint:

- alleges that Mr. Patterson breached his fiduciary duty to the ESOP by engaging in activities which adversely affected the value of the Community Bancshares stock held by the ESOP and concealing information with respect to those activities from other ESOP fiduciaries; and

- seeks a declaratory judgment that Mr. Patterson is not entitled to a distribution of his accrued benefits in the ESOP and that such benefits may be held and used to offset the damages which the ESOP suffered as a result of Mr. Patterson's alleged breach of fiduciary duty.

On July 7, 2004, the Court denied Mr. Patterson's motion to dismiss the case. On or about July 23, 2004, Mr. Patterson filed a counterclaim seeking a judgment that he is entitled to benefits from the ESOP and declaratory and injunctive relief compelling the payment of such benefits. On July 26, 2004 the Court, at Mr. Patterson's request, stayed discovery in the case pending Mr. Patterson's trial on criminal charges.

Patterson Litigation IV

Plaintiff: Kennon R. Patterson, Sr.

Defendant: Community Bancshares, Inc. Benefit Restoration Plan

On February 17, 2005, Mr. Patterson filed suit in the United States District Court for the Northern District of Alabama to compel payment of his accrued benefits under the Community Bancshares, Inc. Benefit Restoration Plan, a nonqualified supplemental retirement plan. The complaint seeks a judgment against the plan and an order compelling the payment of benefits.

Benson Litigation

Plaintiffs: M. Lewis Benson, Doris E. Benson, John M. Packard, Jr. and Andy C. Mann, four of Community Bancshares' stockholders

Defendants: Community Bancshares, Community Bank, certain of the present and former directors of Community Bancshares and Community Bank, an employee of Community Bank and two construction subcontractors previously hired by the Company

On July 21, 2000, the plaintiffs filed a lawsuit, styled as a stockholder derivative suit, in the state Circuit Court of Marshall County, Alabama against the defendants, relating to alleged overcharges in construction costs. At the time, these charges were being investigated by a joint committee of the boards of directors of Community Bancshares and Community Bank.

The complaint:

- alleges that the directors, officers and employee named as defendants (i) breached their fiduciary duties, (ii) failed to properly supervise officers and agents of Community Bancshares and Community Bank, and (iii) permitted waste of corporate assets by permitting the subcontractor defendants to overcharge Community Bank in connection with the construction of two new Community Bank branch offices, and to perform the construction work without written contracts, budgets, performance guarantees and assurances of indemnification;

- alleges that Kennon R. Patterson, Sr., the Company's former Chairman, President and Chief Executive Officer, breached his fiduciary duties by permitting the two named subcontractors to overcharge for work performed on the two construction projects in exchange for discounted charges for work these subcontractors performed in connection with the construction of Mr. Patterson's residence;

- alleges that the director defendants knew or should have known of this alleged arrangement between Mr. Patterson and the subcontractors; and

- alleges that Mr. Patterson, the Community Bank employee and the two subcontractor defendants made false representations and suppressed information about the overcharges and arrangement between Mr. Patterson and the subcontractors.

On August 15, 2000, the plaintiffs filed an amended complaint that generally reiterates the allegations of the original complaint, and further:

- alleges that the Bank was overcharged on all construction projects from January 1997 to the present; and

- alleges that the defendants breached their fiduciary duties and are guilty of gross financial mismanagement, including making or approving loans and taking improper actions to conceal the fact that the loans were uncollectible.

On September 18, 2000, the plaintiffs filed a second amended complaint generally reiterating the allegations of the original and first amended complaints, and further:

- alleging that the plaintiffs were improperly denied their rights to inspect and copy certain records of Community Bancshares and Community Bank; and

- alleging that the directors of Community Bancshares abdicated their roles as directors either by express agreement or as a result of wantonness and gross negligence.

The second amended complaint further asserts that the counts involving inspection of corporate records and director abdication are individual, non-derivative claims. The second amended complaint seeks, on behalf of Community Bancshares, an unspecified amount of compensatory damages in excess of $1.0 million, punitive damages, disgorgement of improperly paid profits and appropriate equitable relief. Upon a motion of the defendants, the case was transferred to the state Circuit Court in Blount County, Alabama by order dated September 21, 2000, as amended on October 12, 2000.

Tentative settlements of the lawsuit were announced in November 2002, August 2003 and November 2003 but were not finalized.

On January 31, 2005, the Circuit Court of Blount County, Alabama approved a pro tanto settlement of the Benson and Packard derivative lawsuits. Pursuant to the pro tanto settlement, Community Bancshares and Community Bank received a total of $625,000, and the defendants who were current or former directors or officers of Community Bancshares or Community Bank, except for Kennon R. Patterson, Sr., were dismissed from the lawsuits. Community Bancshares and Community Bank have been realigned as plaintiffs in the lawsuits against the remaining defendants.

Packard Derivative Litigation

Plaintiffs: M. Lewis Benson, Doris E. Benson, John M. Packard, Jr. and Andy C. Mann, four of Community Bancshares' stockholders

Defendants: Sheffield Electrical Contractors, Inc., Steve Sheffield, Jay Bolden, Dudley, Hopton-Jones, Sims & Freeman, PLLP, Glynn C. Debter, Kennon R. Patterson, Jr., Robert O. Summerford, Jimmie A. Trotter, John L. Lewis, Jr., Merritt M. Robbins, Stacey W. Mann, B. K. Walker, Jr., Denny Kelly, Roy B. Jackson, Loy D. McGruder, and Hodge Patterson

On April 4, 2003, the plaintiffs, which are the same as in the Benson case described above, filed a derivative action against the defendants. This action, while stemming from the same facts alleged in the Benson Litigation, is based not upon what the director-defendants "did (and did not do) before learning of the over billing [sic.] allegations against [Mr.] Patterson in July 2000" but, instead, is based upon "what they have done (and failed to do) after the filing of the Benson lawsuit – that is, after they learned of the allegations against [Mr.] Patterson in July 2000."

On June 18, 2003, the Circuit Court of Jefferson County, Alabama granted the motion filed by Community Bancshares, Community Bank and most of the individual defendants to transfer the suit to the Circuit Court of Blount County, Alabama.

On or about October 1, 2003, one of the defendants, Dudley, Hopton-Jones, Sims & Freeman, PLLP, formerly the certified public accountants and outside auditors for Community Bancshares and Community Bank, filed a cross-claim against Community Bank, Community Bancshares, Glynn C. Debter, Kennon R. Patterson, Jr., Robert O. Summerford, Jimmie A. Trotter, John L. Lewis, Jr., Merritt M. Robbins, Stacey W. Mann, B. K. Walker, Jr., Denny Kelly, Roy B. Jackson, Loy D. McGruder, and Hodge Patterson, all of whom are directors or former directors of Community Bancshares and/or Community Bank. The cross-claim demands "compensatory damages, interest, and costs, including the amount of any adverse judgment entered in this cause" against Dudley, Hopton-Jones. Punitive damages are also demanded in some counts. The basis for the claims is common law indemnity, contractual indemnity, negligence, misrepresentation, suppression, and concealment of material facts, and, civil conspiracy.

On November 11, 2003, Community Bancshares, Community Bank, and certain individual defendants entered into an agreement to settle this case, which was not finalized.

On January 31, 2005, the Circuit Court of Blount County, Alabama approved a pro tanto settlement of the Benson and Packard derivative lawsuits. Pursuant to the pro tanto settlement, Community Bancshares and Community Bank received a total of $625,000, and the defendants who were current or former directors or officers of Community Bancshares or Community Bank, except for Kennon R. Patterson, Sr., were dismissed from the lawsuits. Community Bancshares and Community Bank have been realigned as plaintiffs in the lawsuits against the remaining defendants.

Fidelity Bond Litigation

Plaintiffs:	Community Bancshares and Community Bank
Defendant:	Travelers Casualty & Surety Company of America
Third-Party Defendants:	Certain present and former directors of Community Bancshares and Community Bank, a former officer of Community Bank, and two accounting firms formerly engaged by Community Bancshares

On August 20, 2004, Community Bancshares and Community Bank filed suit in the Circuit Court of Blount County, Alabama against Travelers Casualty & Surety Company of America, issuer of a financial institution fidelity bond purchased by Community Bancshares and Community Bank. The complaint:

- alleges that Travelers breached its contract with Community Bancshares and Community Bank by failing to pay a claim related to employee dishonesty in connection with the construction of Mr. Patterson's house; and
- seeks a declaratory judgment to the effect that Community Bancshares and Community Bank are entitled to the full amount of the claim, and that Travelers is not entitled to subrogation of the claims of Community Bancshares and Community Bank against certain individual defendants in the Benson derivative litigation.

On October 19, 2004, Travelers filed a third-party complaint against certain present and former directors of Community Bancshares and Community Bank, a former officer of Community Bank, and two accounting firms which were formerly engaged by Community Bancshares. The third-party complaint:

- alleges that the individual defendants breached a duty of loyalty, duty of care, duty of fair dealing and other duties to Community Bancshares and Community Bank in connection with their actions and/or their failure to act with respect to the construction overcharges and other related matters;
- alleges that the individual defendants wasted assets of Community Bank by agreeing to excessive construction payments and making certain other expenditures;
- alleges that the director defendants permitted certain insiders of Community Bank to receive loans from Community Bank which involved more than the normal risk of repayment or presented other unfavorable features in violation of Alabama banking law;

- alleges that the director defendants abdicated their role as board members by not supervising the actions of Mr. Patterson;
- alleges that Mr. Patterson and Larry Bishop made false representations and/or suppressed material information concerning construction projects and certain Community Bank loans;
- alleges that the director defendants, Mr. Patterson and Mr. Bishop all conspired to commit the alleged wrongs stated above;
- alleges that the accounting firms breached a duty of care and committed malpractice in negligently auditing Community Bancshares and Community Bank during the time when the construction overcharges and other alleged improprieties occurred; and
- seeks damages from the third-party defendants equal to the amount of Community Bancshares' and Community Bank's claim against Travelers under the financial institution fidelity bond.

On October 1, 2004, Travelers filed a notice that the case was being removed from the Circuit Court of Blount County, Alabama to the United States District Court for the Northern District of Alabama. On October 28, 2004, Community Bancshares and Community Bank filed a motion to remand the case to the Circuit Court of Blount County.

On December 21, 2004, the parties settled this litigation. Pursuant to the settlement, Community Bank received a payment of $450,000. This amount was appropriately recorded as a receivable as of December 31, 2004.

Lending Acts Litigation

Plaintiffs: William Alston, Murphy Howard, and Jason Tittle

Defendants: Community Bancshares, Community Bank, Holsombeck Motors, Inc., Lee Brown d/b/a Alabama Bond & Investigation a/k/a ABI Recovery, Chris Holmes d/b/a Alabama Bond & Investigation a/k/a ABI Recovery, Regina Holsombeck, Kennon "Ken" Patterson, Sr., Hodge Patterson, James Timothy "Tim" Hodge, Ernie Stephens, and the State of Alabama Department of Revenue

On October 11, 2002, the plaintiffs filed a class action against the defendants alleging that Community Bank and others conspired or used extortionate methods to effect a lending scheme of "churning phantom loans," and that profits from the scheme were used to secure an interest in and/or to invest in an enterprise that affects interstate commerce. The plaintiffs specifically allege that Community Bank used various methods to get uneducated customers with fair to poor credit to sign numerous "phantom loans" when the customers only intended to sign for one loan. Claims include racketeering activity within the meaning of the Racketeer Influenced and Corrupt Organizations Act of 1970, conspiracy, spoliation, conversion, negligence, wantonness, outrage, and civil conspiracy.

On or about February 17, 2004, an amended complaint was filed in this lending acts litigation. The amended complaint, which completely replaces the original complaint, omits class action and racketeering claims and alleges violations of the Truth in Lending Act and Regulation Z of the Federal Reserve Board in addition to conversion, negligence, outrage, suppression, fraud and misrepresentation, trespass, conspiracy and failure to provide notice before disposition of collateral for loans. On April 2, 2004, eighty-one individuals, most of whom were formerly members of the purported class in the lending acts litigation filed by William Alston, filed suit against Community Bancshares, Community Bank and a former Community Bank employee in the Circuit Court of Jefferson County, Alabama. This suit claims that the defendants injured the plaintiffs, primarily in connection with lending at Community Bank's office in Double Springs, Alabama, by wrongfully taking property, committing fraud, furnishing inaccurate information to credit reporting agencies, negligently hiring, training and supervising employees, negligently handling customer accounts, altering loan documents and failing to honor oral and written contracts with the plaintiffs.

On February 2, 2005, Community Bancshares and Community Bank settled the claims of Mr. Alston and Mr. Howard for amounts which are not material to the financial statements of Community Bancshares.

Employee Litigation

Plaintiffs: Bishop K. Walker, Jr., former Senior Executive Vice President and General Counsel of Community Bancshares, and his wife, Wanda Walker, and Denny G. Kelly, former President of Community Bank, and his wife, Arlene Kelly

Defendants: Community Bancshares, Community Bank, Kennon R. Patterson, Sr., and a number of unidentified defendants

On May 5, 2003, the plaintiffs filed separate suits in the Circuit Court of Blount County, Alabama, against the defendants alleging that they were induced to retire based upon misrepresentations made by Kennon R. Patterson, Sr., who at the time was Community Bancshares' Chairman, President and Chief Executive Officer. The plaintiffs claim that Mr. Patterson's actions constituted fraud, promissory fraud, fraudulent suppression, fraud in the inducement, deceit, fraudulent deceit, negligence, recklessness, wantonness and breach of contract. The complaints seek an unspecified amount of compensatory and punitive damages.

On October 23, 2003, Community Bancshares and Community Bank filed counterclaims against Mr. Walker and Mr. Kelly seeking repayment of amounts paid to them as part of a severance arrangement and, in the case of Mr. Kelly, amounts owed to Community Bank in connection with the two loans from Community Bank to Mr. Kelly.

Mr. Kelly and Mr. Walker each filed an amended complaint on or about April 20, 2004. The amended complaints add Mrs. Kelly and Mrs. Walker as parties plaintiff and allege that representations were made by the defendants to Mrs. Kelly and Mrs. Walker that the defendants would purchase their personal and jointly owned stock of the Company. The complaints assert that the defendants' failure to purchase such stock constitutes promissory fraud, fraudulent misrepresentation, fraudulent suppression, negligence and/or wantonness. Mr. Walker's amended complaint also seeks damages based on Community Bank's refusal to accept a deed in lieu of foreclosure on Mr. Walker's home. On June 15, 2004, Community Bank amended its counterclaim against Mr. Walker to recover a loan deficiency balance following Community Bank's foreclosure on Mr. Walker's home.

Other Litigation

In addition to the foregoing, Community Bancshares and its affiliates also are from time to time parties to other legal proceedings arising in the ordinary course of Community Bancshares' business. We presently believe that, other than the litigation discussed above, there is no other litigation to which Community Bancshares or its affiliates presently are party that, if such litigation were to result in an outcome unfavorable to Community Bancshares, would, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

Our certificate of incorporation and bylaws provide that, in certain circumstances, we will indemnify our directors and officers, and, provided such persons acted in accordance with the standards set forth in the Delaware General Corporation Law and our organizational documents, advance expenses to our directors and officers in connection with investigations and proceedings in connection with their service as officers and directors.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matter was submitted to a vote of our security holders by solicitation of proxies or otherwise during the fourth quarter of 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Number of Shares and Holders

We presently have no shares of our preferred stock outstanding. At March 24, 2005, we had approximately 8,524,505 shares of our common stock outstanding and held by approximately 2,300 stockholders of record.

Market Information

Beginning on February 26, 2004, our common stock was traded on the over-the-counter market under the symbol "COMB." Share price data for 2004 presented below is based on reported information on the over the counter market.

Before February 26, 2004, there was no trading market for our common stock. Our common stock was purchased and sold infrequently in private transactions, and there was no reliable information available as to trades of our common stock, or as to the prices at which our common stock had traded. During 2003 and 2002, our management reviewed the limited information available as to the ranges at which shares of our common stock was traded. Data for 2003 and 2002 below regarding our common stock is provided for informational purposes only, and should not be viewed as indicative of the actual or market value of our common stock.

	Estimated Price Range Per Share	
	High	Low
2004:		
Fourth Quarter	$ 7.25	$ 6.60
Third Quarter	7.25	6.56
Second Quarter	8.25	6.80
First Quarter	6.80	5.25
2003:		
Fourth Quarter	$ 5.50	$ 5.00
Third Quarter	8.00	4.50
Second Quarter	7.00	4.50
First Quarter	15.00	10.00
2002:		
Fourth Quarter	$ 15.00	$ 15.00
Third Quarter	15.00	15.00
Second Quarter	20.00	15.00
First Quarter	15.00	15.00

In addition, we engaged Alex Sheshunoff & Co. Investment Banking, LP, to perform independent valuations of the fair market value of our common stock held by our Employee Stock Ownership Program, or "ESOP," as of December 31, 2003 and 2002, and, at each of those dates, Alex Sheshunoff determined the value of the shares of our common stock held by the ESOP to be $5.35 and $7.00 per share, respectively. We have again engaged the firm to perform an independent valuation of the fair market value of our common stock, but as of the date of this report, we have not received the results of the valuation.

On February 16, 2005, the Company submitted an application for listing on the NASDAQ stock market. As of the date of this report, we do not know if or when the listing will be approved.

Recent Sales of Unregistered Securities

During the fourth quarter of 2003, we commenced a private placement of our common stock, and, as of December 31, 2003, we had sold 2,151,552 shares of our common stock at a price of $5.35 per share, resulting in net proceeds of approximately $10.4 million. In addition, we granted to those investors who purchased shares in the offering prior to December 31, 2003, as well as to one investor who purchased an additional 40,345 shares after December 31, 2003, an option to exchange by December 31, 2008, in whole but not in part, the shares of our common stock purchased in the offering for shares of our newly designated Series 2003 noncumulative preferred stock. We completed the private placement on February 20, 2004, selling an additional 1,586,771 shares of our common stock at a price of $5.35 per share after December 31, 2003, for $7.9 million of additional net proceeds, resulting in the sale of a total of 3,738,323 shares for total net proceeds from the offering of $18.3 million.

Our Series 2003 noncumulative preferred stock has a liquidation preference equal to the aggregate purchase price of the 2,191,897 shares of common stock initially purchased in the offering, and each whole share of the Series 2003 noncumulative preferred stock will have a liquidation preference of $500,000. The Series 2003 noncumulative preferred stock has, among other things, the following designations:

- The Series 2003 noncumulative preferred stock has terms consistent with the Company's Tier 1 capital treatment for regulatory purposes;
- The Series 2003 noncumulative preferred stock is noncumulative and is not entitled to the payment of, or otherwise accrue, any dividends;
- The Series 2003 noncumulative preferred stock is not entitled to the benefit of any sinking fund or similar arrangement;
- The Series 2003 noncumulative preferred stock has no preemptive, preferential or other right to purchase, subscribe for or convert into any other of the Company's securities;
- The Company is not required to purchase the shares of Series 2003 noncumulative preferred stock;
- Holders of the Series 2003 noncumulative preferred stock do not have registration rights requiring the Company to register the shares of the Series 2003 noncumulative preferred stock; and
- The Series 2003 noncumulative preferred stock has no voting power with respect to any Company matters, except in the case of a merger or a significant acquisition or sales transaction, in which case, the Series 2003 noncumulative preferred stock will be entitled to one vote per whole share, and will vote together, as one class, with the holders of our common stock.

The complete terms of the Series 2003 noncumulative preferred stock are set forth in the Certificate of Designation of the Series 2003 Noncumulative Preferred Stock of Community Bancshares, Inc., which the Company has filed with the Secretary of State of the State of Delaware as part of our certificate of incorporation.

No underwriters were involved in the private placement. FIG Partners, L.L.C., an affiliate of Burke Capital Group, L.L.C., served as our sole placement agent in the offering. The investors in the offering were comprised entirely of "accredited investors," as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act. The common stock and options we issued in the offering were not registered under the Securities Act, in reliance upon the exemption from registration under Section 4(2) and the safe harbor afforded by Rule 506 of Regulation D. The certificates evidencing the shares of common stock and the options sold in the offering bear restrictive legends permitting the transfer of the underlying securities only upon registration of the securities or an exemption under the Securities Act, together with an opinion of counsel.

In connection with the offering, we entered into an engagement letter with FIG Partners, pursuant to which FIG Partners agreed to serve as placement agent for the offering, and we agreed to grant to FIG Partners, upon the closing of the offering, a warrant to purchase shares of the Company's common stock. In connection with the closing of the offering on February 20, 2004, the Company became obligated to issue to FIG Partners a warrant to purchase up to 140,187 shares of the Company's common stock at an exercise price of $5.89 per share. The warrant expires on February 20, 2008, and, until that date, may be exercised either in cash or pursuant to a "cashless exercise."

Dividends

We have not declared or paid any dividends on our common stock since December 31, 2000. Generally, the payment of dividends on our common stock is subject to the prior payment of principal and interest on our long-term debt, the retention of sufficient earnings and capital in our operating subsidiaries and regulatory restrictions. Currently, Community Bank is subject to restrictions on its activities imposed by bank regulators, which, among other things, limit Community Bank's ability to pay dividends to Community Bancshares. Dividends from Community Bank historically have been the primary source of cash and income to Community Bancshares and, consequently, any restrictions on Community Bank's ability to pay dividends severely limits our liquidity and ability to pay dividends on our common stock. As of December 31, 2004, Community Bancshares was similarly subject to a memorandum of understanding with the Federal Reserve that, among other things, prohibited us from declaring or paying any dividends on our common stock without the prior written approval of the Federal Reserve. However, on March 17, 2005, we were notified by the Federal Reserve that the MOU was terminated, effective that same day, based on the improved financial condition of our organization, combined with our previous compliance with the MOU while it was in effect.

We presently do not anticipate declaring or paying dividends on our common stock during 2005. Until our core earnings have improved to levels that would support it, we do not anticipate declaring and paying dividends in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA.

The following table sets forth selected financial data for the last five years, and should be read in conjunction with the section in this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our consolidated financial statements and related notes contained elsewhere herein. All averages are daily averages.

	Years ended December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands except per share data)				
Selected consolidated operations data:					
Net interest income	**$ 18,675**	$ 18,860	$ 23,505	$ 22,853	$ 22,418
Provision for loan losses	**987**	11,381	10,033	6,096	7,573
Income (loss) from continuing operations	**177**	(13,100)	(5,023)	(2,381)	(2,853)
Income (loss) from discontinued operations	**—**	—	5,927	958	(167)
Net income (loss)	**177**	(13,100)	904	(1,423)	(3,019)
Selected per share data:					
Earnings (loss) per share from continuing operations – basic	**$ 0.02**	$ (2.79)	$ (1.08)	$ (0.52)	$ (0.64)
Earnings (loss) per share from continuing operations - diluted	**0.02**	(2.79)	(1.08)	(0.52)	(0.61)
Earnings (loss) per share – basic	**0.02**	(2.79)	0.19	(0.31)	(0.68)
Earnings (loss) per share – diluted	**0.02**	(2.79)	0.19	(0.31)	(0.65)
Cash dividends	**—**	—	—	—	0.75
Selected consolidated balance sheet data:					
Loans	**$ 300,380**	316,207	$ 359,184	$ 501,519	$ 528,316
Total assets	**553,424**	558,555	567,596	727,591	713,518
Deposits	**448,627**	453,946	459,464	617,706	600,901
FHLB long-term debt	**38,000**	38,000	38,000	38,000	38,000
Other long-term debt	**—**	3,169	3,578	4,667	5,675
Trust preferred securities	**—**	10,000	10,000	10,000	10,000
Junior subordinated debt	**10,310**	—	—	—	—
Average equity	**46,903**	36,984	42,848	42,938	41,776
Average assets	**549,816**	556,591	629,481	725,461	710,915
Selected ratios:					
Return on average assets	**0.03%**	(2.35)%	0.14%	(0.20)%	(0.42)%
Return on average equity	**0.38**	(35.42)	2.11	(3.31)	(7.23)
Average equity to average assets	**8.53**	6.64	6.81	5.92	5.88

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to assist in the understanding of the significant changes in, the financial condition and results of operations of the Company and its subsidiaries during each of 2002, 2003 and 2004. This discussion and analysis is intended to supplement and highlight information contained in, and should be read in conjunction with, the Company's consolidated financial statements and related notes and the selected financial data presented elsewhere in this report.

Overview

We conduct our operations, which consist primarily of traditional commercial banking operations, through Community Bank and its subsidiaries. Through Community Bank, we provide a full range of banking services to individual and corporate customers in five counties in north Alabama – Blount, Lauderdale, Limestone, Madison and Morgan Counties; two counties in northwest Alabama – Marion and Winston Counties; and two counties in southwest Alabama – Marengo and Perry Counties. The retail nature of Community Bank's commercial banking operations allows for diversification of depositors and borrowers, and Community Bank's management believes it is not dependent upon a single or a few customers. Community Bank does not have a significant portion of commercial banking loans concentrated within a single industry or group of related industries. Also, we do not consider our commercial banking operations to be seasonal in nature.

During 2004, many positive developments occurred at our Company. A summary of several key 2004 developments include:

- following our December 2003 private placement of $10.4 million of our common stock, we sold an additional $7.9 million of our common stock in an extension of that private placement during February 2004. These capital infusions provided the resources necessary to continue execution of the Bank's recovery, rehabilitation, and growth strategies;
- a $13.3 million improvement in net income, primarily as a result of improved non-interest expenses as well as reductions in the loan loss provision;
- significant improvement in asset quality, driven by improved credit risk management and the sale of $18.0 million in poor quality loans;
- after the elimination of various legal entanglements, the foreclosure on our largest single loan ($5.2 million) providing us the ability to market and liquidate the collateral securing this problem asset;
- the resolution of certain shareholder related litigation for which we have incurred significant legal fees over the past several years;
- the settlement of a fidelity bond claim/litigation resulting in a $450,000 payment to the Company; and
- improved regulatory relations and results.

Subsequent events, during the first quarter of 2005, represent additional positive developments for the Company. These include:

- Approval of the settlement of the Benson and Packard derivative lawsuits on January 31, 2005, resulting in a $625,000 payment to the Company;
- The conviction of our former Chairman, Kennon R. Patterson, Sr. on March 11, 2005, on 15 counts of conspiracy to commit fraud, bank fraud, false entries in bank records and filing false income tax returns, among others, which we view as another positive development for the Company's image and future prospects; and
- Notice during March, 2005 from the FDIC, the Federal Reserve Bank of Atlanta, and the Alabama State Banking Department that all regulatory agreements, memoranda, plans and/or orders have been terminated, which actions we expect to:
    - substantially reduce costs associated with complying with these documents;
    - substantially reduce our FDIC insurance expense (by an estimated $400,000 per year);
    - improve liquidity as a result of lower pledging requirements on public funds;
    - ease collateral requirements on FHLB borrowings;

- enable us to expand freely into growth markets;
- allow us to expand correspondent and vendor relationships; and
- enable us to attract competent management and board members.

Management believes the combined effect of these developments helps position the Company for a renewed focus on customer attraction and retention, improved marketing of competitive products and services, expansion into higher growth markets, and management of an improved balance sheet.

As mentioned previously, we completed a private placement of our common stock in early 2004. During the fourth quarter of 2003, we commenced a private placement of our common stock, and, as of December 31, 2003, we had sold 2,151,552 shares of our common stock at a price of $5.35 per share, resulting in net proceeds of approximately $10.4 million. In addition, we granted to those investors who purchased shares in the offering prior to December 31, 2003, as well as to one investor who purchased an additional 40,345 shares after December 31, 2003, an option to exchange by December 31, 2008, in whole but not in part, the shares of our common stock purchased in the offering for shares of our designated Series 2003 noncumulative preferred stock. The Series 2003 noncumulative preferred stock has a liquidation preference equal to the aggregate purchase price of the 2,191,897 shares of common stock initially purchased in the offering, and each whole share of the Series 2003 noncumulative preferred stock will have a liquidation preference of $500,000. We completed the private placement on February 20, 2004, selling an additional 1,586,771 shares of our common stock at a price of $5.35 per share after December 31, 2003, for $7.9 million of additional net proceeds, resulting in the sale of a total of 3,738,323 shares for total net proceeds from the offering of $18.3 million.

In connection with the offering, the Company entered into an engagement letter with FIG Partners, L.L.C., an affiliate of Burke Capital Group, L.L.C., pursuant to which FIG Partners agreed to serve as placement agent for the offering, and the Company agreed to grant to FIG Partners, upon the closing of the offering, a warrant to purchase shares of the Company's common stock. Upon the closing of the offering on February 20, 2004, the Company granted FIG Partners a warrant to purchase up to 140,187 shares of the Company's common stock at an exercise price of $5.89 per share. The warrant expires on February 20, 2008, and, until that date, may be exercised either in cash or pursuant to a "cashless exercise."

Primary Sources of Revenues and Expenses

Net Interest Income

While Community Bank provides most traditional banking services, its principal activities as a community bank are the taking of demand and time deposits and the making of secured and unsecured consumer loans and commercial loans in its markets. As a result, our principal source of revenue is net interest income at Community Bank. Net interest income is the difference between:

- income we receive on our interest-earning assets, such as investment securities and loans; and
- payments we make on our interest-bearing sources of funds, such as deposits and borrowings.

The level of net interest income is determined primarily by the average balances, or volume, of interest-earning assets and the various rate spreads between the interest-earning assets and our funding sources. Changes in our net interest income from period to period result from, among other things:

- increases or decreases in the volumes of interest-earning assets and interest-bearing liabilities;
- increases or decreases in the average rates earned and paid on those assets and liabilities;
- our ability to manage the interest-earning asset portfolio, which includes loans;
- the availability and costs of particular sources of funds, such as noninterest-bearing deposits; and
- our ability to "match" our liabilities to fund our assets.

Net Noninterest Income

Our noninterest revenues consist primarily of:

- service charges on customer deposit accounts;

- insurance commissions;
- securities gains or losses; and
- other service fees charged to customers.

Our noninterest expenses consist primarily of:

- salaries and employee benefits;
- costs to hold and maintain premises and equipment;
- insurance;
- director and committee fees;
- professional service fees, especially legal and accounting; and
- cost of foreclosed assets.

Critical Accounting Policies

Our accounting policies are established in accordance with accounting principles generally accepted in the United States, or GAAP, and general practices within our industry. The application of certain of these accounting policies involves a significant amount of judgment as well as the use of estimates and assumptions based upon information that we have at the time of these judgments. These estimates and judgments involve significant uncertainties, and are susceptible to change. If different assumptions or conditions were to prevail, depending upon the magnitude of any discrepancies from our estimates and judgments, then our financial condition and results of operations may prove to be materially different from the presentation herein.

We recognize the following as our critical accounting policies:

- *Accounting for Allowance for Loan Losses.* We analyze our loan portfolio to determine the adequacy of allowance for loan losses and the appropriate provision required to maintain a level that we consider to be adequate to absorb anticipated loan losses. When we believe that the collection of the principal of a loan is unlikely, that loan is charged off against the allowance for loan losses. Subsequent recoveries of principal on that loan are added back to the allowance for loan losses. Our evaluation of the adequacy of the allowance for loan losses is based on a formal analysis which assesses the risks within the loan portfolio. Among other factors that we consider are the following:

  - our past loan loss experience;
  - known and inherent risks in the loan portfolio, including past due and nonperforming loans;
  - adverse situations that may affect the borrowers' ability to repay those loans;
  - the estimated value of any underlying collateral;
  - our internal loan reviews;
  - the reviews of regulators; and
  - an analysis of current economic conditions.

  The consideration and application of many of these factors involve assumptions, estimates and judgments that are inherently uncertain and are subject to change. We believe that the allowance for loan losses was adequate at December 31, 2004. While we use available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on economic changes and changes to various borrowers. Certain economic and interest rate factors could have a material effect on the determination of the allowance for loan losses. Our allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by our regulators. During their routine examinations of banks, the Federal Deposit Insurance Corporation and the Alabama State Banking Department may require us to make additional provisions to our allowance for loan losses where, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from ours.

- *Accounting for Income Taxes.* We use the asset and liability method of accounting for income taxes. Our determination of the deferred and current provision for income taxes requires analysis of certain transactions and the related tax laws and regulations applicable to those transactions. We exercise significant judgment in evaluating the amount and timing of the recognition of the resulting tax liabilities and assets. Our judgments and estimates are re-evaluated on a continual basis as regulatory and business factors change. However, because our judgments and estimates are inherently subjective and subject to change, there can be no assurance that our determination of the provision for income taxes will not be changed, upward or downward, in future periods.

- *Accounting for Contingencies.* Statement of Financial Accounting Standard No. 5 ("SFAS 5"), "Accounting for Contingencies," defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss. It will ultimately be resolved when one or more future events occur or fail to occur. SFAS 5 defines the different levels of probability as to whether or not future events will confirm the existence of a loss as follows:

  - "probable" – meaning that the future event or events are likely to occur;
  - "reasonably possible" – meaning that the chance of the future event or events occurring is more than remote but less than likely; or
  - "remote" – meaning that the chance of the future event or events is slight.

  Professional judgment is required to classify the likelihood of the future events occurring. In assessing these levels of probability, we acquire all relevant information concerning the uncertain set of circumstances. An accrual of a loss occurs when it is both probable that an asset has been impaired or a liability has been incurred and when the amount of loss can be reasonably estimated.

  As discussed in Note 15 to our consolidated financial statements, legal proceedings are pending or threatened against us, our subsidiaries as well as their respective indemnities. Except as discussed in Note 15:

  - we have not concluded that it is probable that a loss has been incurred in any pending litigation;
  - we are unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending litigation; and
  - accordingly, we have not provided any amounts in the consolidated financial statements for unfavorable outcome, if any.

  As discussed in Note 15, as of December 31, 2003, we have accrued $2.5 million for potential losses on pending litigation, where in our best judgment, losses were both probable and reasonably estimated. The estimates were based on current circumstances of pending matters. As of December 31, 2004, $309,896 of this reserve remained and is reported in other liabilities on our balance sheet. We believe this reserve is warranted based on the status of pending settlements. Settlement agreements reached and paid for during 2004 totaled $2.2 million.

  The present litigation environment, though improved, is substantially uncertain, and it is possible that our consolidated results of operations, cash flows or financial position could be materially affected by unfavorable outcomes or settlements of certain pending litigation. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into discussions in an attempt to settle particular cases if it is in the best interests of our stockholders to do so.

- *Accounting for Impaired Assets.* Statement of Financial Accounting Standard No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," requires long-lived assets to be sold to be classified as held for sale when certain criteria are met. A long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell and no longer depreciated while it is classified as held for sale. As discussed in Note 5 to our consolidated financial statements, we classified three properties as held for sale during 2003. Consequently, we incurred a loss of $928,397 for the year ended December 31, 2003 on these assets in transferring them to held for sale.

We used estimates in determining the fair values of these assets and, although we believe the fair values established are reasonable, it is possible that our results of operations, cash flows or financial position could be materially affected by the eventual sale of the assets.

FINANCIAL CONDITION

General

Our total assets at December 31, 2004 were $553.4 million, a decrease of $5.2 million (0.9%) from $558.6 million at December 31, 2003. Net loans (excluding loans held for sale) declined by $6.0 million to $295.8 million in 2004, compared to $301.8 million in 2003. Total loans (before deducting the allowance for loan losses) declined by $15.8 million to $300.4 million in 2004 due to loans sold of $16.2 million, charge-offs as a result of loan sales of $4.1 million, other charge-offs of $8.1 million and foreclosures of $5.0 million, all offset by new loan production, net of paydowns. We also experienced a $5.3 million (1.2%) decline in deposits from December 31, 2003 to December 31, 2004, primarily due to management's decision not to pursue higher priced certificates of deposits. Management's decision was based upon our reduced funding needs resulting from the decline in loans, as well as our focus on building profitable relationships. Community Bank currently is not in need of funding for its liquidity. Noninterest-bearing deposits increased by $14.0 million (24.9%) from December 31, 2003 to December 31, 2004, where they were $70.3 million and interest-bearing deposits decreased by $19.4 million (4.9%) to $378.3 million during that same period.

Earning Assets

Our earning assets are mainly comprised of:

- loans;
- investment securities;
- interest-bearing balances in other banks; and
- federal funds sold.

Our average total assets in 2004 were $549.8 million, representing a decrease of $6.8 million, or 1.2%, from average total assets of $556.6 million in 2003. Average total assets decreased $72.9 million, or 11.6% from $629.5 million in 2002. Average earning assets were $485.9 million, $488.2 million and $526.0 million in each of 2004, 2003 and 2002, respectively, accounting for approximately 88.4%, 87.7% and 83.6% of our average total assets for the respective years. Average earning assets have decreased primarily because of loan sales as we sold poorer quality assets.

Average loans, excluding those associated with discontinued operations, net of unearned income, were $312.9 million, $330.9 million and $382.1 million, representing 64.4%, 67.8% and 72.6% of average earning assets during 2004, 2003 and 2002, respectively. Despite an increase in new loan volume during 2004, average loans decreased as a result of loan sales, charge-offs related to the loan sales, other charge-offs and foreclosures. Average investment securities were $152.8 million in 2004, representing 31.4% of average earning assets for the year and an increase of $22.8 million, or 17.5%, from the average investment securities for 2003. This increase was due to our reinvestment of funds resulting from the sale of loans into investment securities, as well as decreases in federal funds sold and into higher yielding securities. Our average investment securities were $130.1 million in 2003 and represented 26.6% of average earning assets in 2003, compared to 22.2% in 2002. The change in the mix of loans and securities has been attributable to the decrease in loans described above. Average federal funds sold as a percent of average earning assets was 2.4%, 4.9% and 4.6% for 2004, 2003 and 2002, respectively. The decrease in average federal funds from $23.9 million to $11.9 million in 2004 was related to the increased securities investments as we sought higher yields. The other earning asset categories accounted for less than 3.0% of average earning assets for all three periods.

Loans comprise the largest single category of our assets. The following table shows the classification of loans by major category at December 31, 2004, and at the end of each of the preceding four years:

LOAN PORTFOLIO

	December 31,									
	2004		2003		2002		2001		2000	
	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
	(Dollars in thousands)									
Commercial, financial and Agricultural	**$ 66,168**	**22.0%**	$ 73,746	23.3%	$ 101,841	28.3%	$ 146,210	29.1%	$ 140,773	26.6%
Real estate - construction	**4,702**	**1.6**	3,386	1.1	2,017	0.6	3,126	0.6	5,429	1.0
Real estate - mortgage	**177,786**	**59.2**	176,097	55.7	174,775	48.7	233,216	46.5	236,592	44.8
Installment loans to individuals	**51,603**	**17.2**	62,826	19.9	80,596	22.4	119,031	23.8	145,673	27.6
Unamortized premiums in loans	**122**	**-**	184	-	-	-	-	-	-	-
Unearned income	**(1)**	**-**	(32)	-	(45)	-	(64)	-	(151)	-
Loans, net of unearned income	**300,380**	**100.0%**	316,207	100.0%	359,184	100.0%	501,519	100.0%	528,316	100.0%
Allowance for loan losses	**(4,625)**		(14,358)		(9,784)		(7,292)		(7,107)	
Net loans	**$ 295,755**		$ 301,849		$ 349,400		$ 494,227		$ 521,209	

The following table provides maturities of certain loan classifications and an analysis of these loans maturing in over one year as of December 31, 2004:

SELECTED LOAN MATURITY AND INTEREST RATE SENSITIVITY

	Maturity				Rate Structure for Loans Maturing Over One Year	
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total	Predetermined Interest Rate	Floating or Adjustable Rate
	(In thousands)					
Commercial, financial and agricultural	$ 32,746	$ 13,909	$ 19,513	$ 66,168	$ 8,067	$ 25,355
Real estate - construction.	2,929	201	1,572	4,702	629	1,144
Total	$ 35,675	$ 14,110	$ 21,085	$ 70,870	$ 8,696	$ 26,499

During the fourth quarter of 2003, we began a process of identifying certain nonperforming loans we wanted to sell. As these loans are identified, they are classified as held for sale and written down to fair market value based on bids received from prospective purchasers. At December 31, 2003, the net value of loans that had been transferred to held for sale was $1.8 million. The loans identified as held for sale at December 31, 2003 were sold during the first quarter of 2004. At March 31, 2004, loans with a net value of $3.6 million were identified and transferred to held for sale. In order to get to that net value, we were required to charge off $1.0 million. Those loans were sold in April 2004. Finally, in December 2004, we identified an additional group of loans and transferred a net value of $12.6 million of loans to held for sale. A charge-off of $3.1 million was necessary for those loans which were subsequently sold on December 30, 2004. All charge-offs resulting from the transfer of loans to held for sale are included in charge-offs in the allowance for loan losses.

Nonperforming Assets and Past Due Loans

Our nonperforming assets are comprised of:

- nonaccruing loans;
- loans 90 days past due or greater;
- restructured loans;
- nonaccruing securities; and
- other real estate owned.

Total nonperforming assets as of December 31, 2004 were $12.8 million, comprised primarily of other real estate owned, represented a significant decrease of $11.3 million, or 46.9%, from the $24.1 million of nonperforming assets at December 31, 2003. The decrease in nonperforming assets resulted mostly from the sale of problem loans. During 2004, we charged down $4.1 million in loans transferred to held for sale and sold the remaining net value of $16.2 million in order to purge these problem assets. In addition, loans classified as held for sale at December 31, 2003 of $1.8 million were sold. The total nonperforming assets at December 31, 2003 increased approximately $1.8 million, or 8.1%, to approximately $24.1 million, from approximately $22.3 million at December 31, 2002. The increase during 2003 was the result of poor asset quality and the migration of poor quality loans to nonperforming status.

At December 31, 2004, other real estate owned of $11.1 million accounted for 85.3% of our $13.0 million in nonperforming assets and increased $4.2 million over 2003. During 2004, some progress was made by us in selling other real estate owned; however, on December 8, 2004, property owned by former Chief Executive Officer Kennon R. Patterson, Sr. was foreclosed on. The Company had a nonaccrual real estate loan on a mansion and twenty acres of land in the amount of $5.4 million outstanding to Mr. Patterson and in prior years had charged off $0.2 million. On the date of foreclosure, the remaining loan balance was $5.2 million, of which $2.2 million was reserved for in the allowance for loan losses. The Company charged off $2.2 million and transferred $3.0 million to other real estate owned. Then, on December 30, 2004, in order to protect its interest and facilitate an orderly sale of the property, the Company purchased at the foreclosure of another financial institution, the surrounding land (approximately 900 acres) and attached buildings to Mr. Patterson's property for $3.4 million. After giving effect to this purchase, the total property formerly owned by Mr. Patterson is carried at $6.4 million; accordingly, the Company has $8.6 million in principal exposure on the property. The Company is focusing all efforts to sell the property at a price that would enable the Company to recoup the losses taken on the loan to Mr. Patterson.

At December 31, 2004, total nonaccruing loans amounted to $1.1 million, a decrease of $13.0 million, or 92.2%, from total nonaccruing loans at December 31, 2003 of $14.1 million. Also, a result of the loan sales as well as the foreclosure discussed in the previous paragraph. During 2003, nonaccruing loans increased 39.6%, from $10.1 million at December 31, 2002 to $14.1 million at December 31, 2003. This increase primarily resulted from the migration of problem loans to nonaccrual status. Loans past due 90 days or more decreased $0.3 million, or 50.0%, from $0.6 million at December 31, 2003 to $0.3 million at December 31, 2004. We recognized our weaknesses in asset quality and increased credit standards through various enhancements and initiatives including but not limited to the following:

- improvements in lending personnel and credit administration process;
- establishment of a Special Assets division to focus on nonperforming loans, other real estate owned and other foreclosed assets;
- centralized loan processing to ensure that loan policies and procedures and documentation are applied consistently and accurately;
- improved collection and analysis of updated financial data on borrowers;
- tighter lending authority limits for lenders;
- improved credit training, risk selection and loan underwriting;
- renewed focus on reducing past due loans;
- ongoing improvements and updates to overall loan policies; and
- written, comprehensive strategies and policies required for all problem assets above $150,000.

Although we presently believe that we have improved our asset quality, we can give no assurance that continued deterioration will not occur. However, it is our policy to adequately reserve for losses in the loan portfolio. See "Results of Operations – Provision for Loan Losses, Net Charge-Offs and Allowance for Loan Losses" for more information and detail below.

The following table summarizes our nonperforming assets at December 31 during each of the last five years:

NONPERFORMING ASSETS

	December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
			(Dollars in thousands)		
Nonaccruing loans	**$ 1,115**	$ 14,138	$ 10,099	$ 5,859	$ 1,877
Loans past due 90 days or more	**290**	611	1,241	2,346	2,571
Restructured loans	**238**	2,390	3,244	—	—
Total nonperforming loans	**1,643**	17,139	14,584	8,205	4,448
Other real estate	**11,126**	6,945	7,676	4,287	1,881
Total nonperforming assets	**$ 12,769**	$ 24,084	$ 22,260	$ 12,492	$ 6,329
Ratios:					
Allowance for loan losses to total nonperforming assets	**36.22%**	59.62%	43.95%	58.37%	112.29%
Total nonperforming loans to total loans	**0.55**	5.42	4.06	1.64	0.84
Total nonperforming assets to total assets	**2.31**	4.31	3.92	1.72	0.89

If nonaccrual loans had performed in accordance with their original contractual terms, gross interest income on these loans would have been an estimated $0.6 million for the year ended December 31, 2004, compared to $0.9 million and $0.6 million for the years ended December 31, 2003 and 2002, respectively.

Investment Portfolio

The composition of our investment securities portfolio reflects the Company's investment strategy of maximizing portfolio yields subject to risk and liquidity considerations. Our entire portfolio is classified as "available for sale." The primary objectives of our investment strategy are to maintain an appropriate level of liquidity and to provide a tool to assist in controlling our interest rate position, while at the same time producing adequate levels of interest income. Managing the maturity of the portfolio is necessary to provide liquidity and to reduce interest rate risk. During 2004, gross investment securities sales, calls and pay downs were approximately $72.2 million and there were no maturities, compared to $113.5 million of sales, calls and paydowns and $18.4 million of maturities in 2003, and $88.6 million and $15.0 million, respectively in 2002. The increase in gross investment securities in 2003 was due to decreases in the loan portfolio, and the resulting reinvestment of funds into investment securities that would otherwise have been employed in the loan portfolio. The decrease in gross investment securities in 2004 resulted from increased cash balances at year end reinvested again in early 2005.

Net gains realized on investment security sales totaled approximately $193,000 in 2004, compared to $1.1 million during 2003, and $653,000 in 2002. At December 31, 2004, gross unrealized gains in our investment portfolio were approximately $174,000, compared to $693,000 at December 31, 2003, and approximately $2.7 million at December 31, 2002. Gross unrealized losses amounted to approximately $2.5 million at December 31, 2004, $1.7 million at December 31, 2003, and approximately $227,000 at December 31, 2002. These fluctuations in the gross unrealized gains and losses in our investment portfolio resulted from changing bond prices. Unrealized losses on a bond occur when the bond's yield is less than we could currently receive in the market. The opposite is true when a bond is paying more yield than the current market resulting in unrealized gains. The substantial decrease in net gains realized was due primarily to our selling more bonds in 2003 in order to restructure the portfolio prior to the rate increases during 2004 while these securities still had market gains.

Mortgage-backed securities have varying degrees of risk of impairment of principal, compared to U.S. Treasury and U.S. government agency obligations, which are considered to contain virtually no default or prepayment risk for the Company. Impairment risk is primarily associated with accelerated prepayments, particularly with respect to longer maturities purchased at a premium and interest-only strip securities. At each of December 31, 2004, 2003 and 2002 our mortgage-backed securities portfolio had no interest-only strips, and the amount of unamortized premium on mortgage-backed securities was $1.8 million at December 31, 2004, and $2.2 million and $1.7 million at December 31, 2003 and December 31, 2002, respectively. As prepayment rates on mortgage-backed securities change, the speed at which unamortized premiums are amortized will change as well, in order to amortize the premium over the expected life of the security. This change will be reflected in the overall yield on the security. The recoverability of our investment in mortgage-backed securities is reviewed periodically by management, and, if necessary, appropriate adjustments for impaired value are made to income.

The carrying amount of investment securities at the end of each of the last three years is set forth in the following table:

INVESTMENT PORTFOLIO

	December 31,		
	2004	**2003**	**2002**
		(In thousands)	
U. S. Treasury and agency securities	**$ 58,529**	$ 61,216	$ 6,523
Mortgage-backed securities	**79,353**	86,623	107,534
State and municipal securities	**5,454**	6,427	7,056
Corporate bonds	**1,006**	—	—
Federal Home Loan Bank stock	**2,826**	2,005	2,788
Total investment securities	**$ 147,168**	$ 156,271	$ 123,901

Total investment securities decreased approximately $9.1 million, or 5.8%, from approximately $156.3 at December 31, 2003, to approximately $147.2 million at December 31, 2004. This decrease primarily was due to the implementation of strategies in the third and fourth quarters of 2004 to reduce investment securities and make more funds available for lending. In 2003, total investment securities increased $32.4 million, or 26.2%, from approximately $123.9 million at December 31, 2002, to approximately $156.3 million at December 31, 2003. This increase primarily was due to increased security purchases, as a means of employing the funds from payments received on loans, which had exceeded new loan growth. At December 31, 2004, non-taxable investment securities were $5.5 million, representing a decrease of $900,000 in 2004 related to maturities of these securities and no reinvestment into additional non-taxable investment securities as a result of the Company operating with taxable losses that would limit the potential benefit of these investments. During 2003, non-taxable investment securities decreased $700,000 from $7.1 million at December 31, 2002, to approximately $6.4 million.

The composition of the Company's investment securities portfolio stayed relatively constant during 2004, but changed in 2003 primarily as the result of the Company selling certain collateralized mortgage obligations due to (i) their price volatility, (ii) their high extension risk in an increasing rate environment, and (iii) their high prepayment risk in a decreasing rate environment, and also as the result of the Company reinvesting the resulting funds into government agency and mortgage-backed securities with shorter average maturities. At December 31, 2004, U.S. government and agency securities (including mortgage-backed securities) represented 93.7% of the Company's total investment securities portfolio, compared to 94.6% at December 31, 2003 and 92.1% at December 31, 2002, while state and municipal securities represented 3.7%, 4.1% and 5.7% of the investment securities portfolio at December 31, 2004, 2003 and 2002, respectively. During 2004, the Company's investment strategy has been to seek the best yield while maintaining acceptable price risk volatility in an expected future rising rate environment. The Company has implemented strategies during 2004 to reduce duration in order to better protect the portfolio during increased rates.

The maturities and weighted average yields of the investments in the December 31, 2004 portfolio of investment securities are presented below. The weighted average maturity of the investment portfolio was 4.39 years at December 31, 2004, compared to 5.12 years at December 31, 2003 and 6.21 years at December 31, 2002, with an average yield of 3.7%, 4.00% and 5.78% at December 31, 2004, 2003 and 2002, respectively. Mortgage-backed securities are included in U.S. Government agencies and are based upon the guaranteed payoff date of each security.

INVESTMENT PORTFOLIO MATURITY SCHEDULE

	Maturing							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)							
December 31, 2004:								
Securities - all available-for-sale:								
U. S. Government agencies	$ 10,251	1.98%	$ 97,151	3.40%	$ 24,797	4.48%	$ 5,683	5.11%
State and municipal securities	—	—	—	—	—	—	5,454	5.06
Corporate bonds	—	—	1,006	4.18	—	—	—	—
FHLB stock	—	—	—	—	—	—	2,826	—
	$ 10,251	1.98	$ 98,157	3.41	$ 24,797	4.48	$ 13,963	5.08

With the exception of some securities issued by U.S. Government agencies, the Company held one municipal bond, issued by Hartselle Utilities, which exceeded 10% of the Company's consolidated stockholders' equity on December 31, 2004. This bond was called in early 2005 and is no longer owned by the Company as of the date of this report.

Cash and amounts due from banks along with interest-bearing deposits in banks increased $8.4 million during 2004, from $30.6 million at December 31, 2003 to $39.0 million at December 31, 2004. Cash balances were high on December 31, 2004 because of a bulk sale of loans on December 30, 2004. As a result, approximately $12.6 million was received in cash and had not yet been redeployed into earnings assets. We accomplished this by investing those funds into securities in early 2005. Average balances in cash and due from banks for the year ended December 31, 2004 and 2003 were $27.8 million and $28.3 million, respectively. Cash and due from banks balances were high during 2004 and 2003 primarily due to earnings credit rates, which are applied to balances held in our correspondent bank accounts that are maintained with other banks. We receive credits based on balances at these correspondent banks, and the credits are used to offset the service charges experienced. These earnings credit rates are currently higher than the federal funds sold rates; therefore, we increased our balances in our main correspondent account to take advantage of the better rate. We ultimately received a larger credit against the service charges that would have been paid compared to the interest income that otherwise would have been received had the funds been held in federal funds sold. The balance of interest-bearing deposits held by the Company with other banks was $5.4 million at December 31, 2004, and $3.3 million at December 31, 2003.

Federal funds sold decreased $800,000, or 5.6%, during 2004, from $14.3 million at December 31, 2003 to $13.5 million at December 31, 2004, as a result of the Company's continued efforts to earn higher yields by keeping excess funds in such federal funds, which the Company believes to be suitable investment securities. Federal funds sold decreased $9.7 million, or 40.4%, during 2003, from $24.0 million at December 31, 2002 to $14.3 million at December 31, 2003 for the same reason.

Deposits

Dividends from Community Bank have historically been Community Bancshares' primary source of funds, and Community Bank's primary source of funds for dividends comes from its deposits. Community Bank anticipates geographic expansion as early as 2005, which we believe will lead to deposit increases. Community Bank intends to expand its consumer base into higher growth markets than those it currently serves, such as Huntsville, Alabama. To achieve future deposit growth, the Bank intends to enhance existing products and emphasize better customer service in all markets.

During 2004, the Company's average total deposits decreased approximately $7.8 million, or 1.7%, from $452.4 million at December 31, 2003, to approximately $444.6 million at December 31, 2004. During 2003, the Company's average total deposits decreased approximately $15.1 million, or 3.2%, from $467.5 million at December 31, 2002. The Company's total deposits at December 31, 2004 were $448.6 million, a decrease of $5.3 million from December 31, 2003. The decreases have been due, for the most part, to lowering of high priced deposit rates leading to decreases in more volatile deposits.

The following table presents the average deposit balances and the average rates paid for each of the major classifications of deposits for the 12 month periods ending December 31, 2004, 2003 and 2002, and excludes averages associated with discontinued operations:

	Average Deposit Balances and Rates Paid					
	2004		2003		2002	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid(2)
	(Dollars in thousands)					
Noninterest-bearing demand	**$ 61,872**	**0.00%**	$ 55,463	0.00%	$ 56,994	0.00%
Interest-bearing demand	**106,743**	**1.90**	86,053	1.62	79,386	2.17
Savings	**71,102**	**1.40**	63,464	1.47	56,606	2.04
Time	**204,893**	**2.83**	247,417	3.24	274,552	3.81
Total (1)	**$ 444,610**	**2.30**	$ 452,397	2.60	$ 467,538	3.25

(1) The rate paid on total average deposits represents the rate paid on total average interest-bearing deposits only.

(2) Average rates paid are computed on expense and average balances from continuing operations.

Our average interest-bearing deposits decreased $14.2 million, or 3.6%, in 2004 from $396.9 million at December 31, 2003 to $382.7 million at December 31, 2004. This decrease occurred in time deposits and was partially offset by increases in interest-bearing demand and savings deposits. Average interest-bearing deposits decreased in 2003 by $13.6 million, or 3.3%, from $410.5 million at December 31, 2002. Average savings deposits and average time deposits increased 12.0% and decreased 17.2%, respectively, during 2004, compared to an increase of 12.1% and a decrease of 9.9%, respectively, during 2003. The movement in both savings and time deposits during 2004 and 2003 was related to the current low interest rate environment where customers chose to move their deposit money from longer term time deposits to shorter term savings deposits in anticipation of an upward rate movement. We have also tried to lower our overall cost of funds by aggressively managing our cost of time deposits. Average noninterest-bearing demand deposits increased 11.5% during 2004, compared to a decrease of 2.6% in 2003. Total average deposits decreased 1.7% in 2004 and decreased 3.2% in 2003, which related to the loss of more volatile time deposits as the Company lowered or held its rates paid on time deposits. The two categories of the Company's lowest cost deposits, noninterest-bearing demand deposits and interest-bearing demand deposits, comprised the following percentages of the Company's total average deposits during 2004, 2003 and 2002, respectively: (i) 13.9%, 12.3% and 12.2% of average noninterest-bearing demand deposits; and (ii) 24.0%, 19.0% and 17.0% of average interest-bearing demand deposits. Of total time deposits at December 31, 2004, approximately 24.7% were large denomination certificates of deposit and other time deposits of $100,000 or more, up slightly from 24.6% at December 31, 2003.

The maturities of the time certificates of deposit and other time deposits of $100,000 or more issued by the Company at December 31, 2004 are summarized in the table below:

MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

	December 31, 2004		
	Time Certificates of Deposit	Other Time Deposits	Total
	(In thousands)		
Maturing in three months or less	$ 4,716	$ 15,385	$ 20,101
Maturing in over three through six months.	4,247	—	4,247
Maturing in over six through twelve months	10,197	—	10,197
Maturing in over twelve months	29,776	—	29,776
Total	$ 48,936	$ 15,385	$ 64,321

Borrowed Funds

Borrowed funds consist primarily of short-term borrowings and long-term debt.

Total short-term borrowings remained level at $0.6 million at both December 31, 2004 and 2003.

Community Bank is a member of the Federal Home Loan Bank of Atlanta, or the "FHLBA," and, since 1999, has been approved to borrow up to $38.0 million under the FHLBA's "Convertible Advance Program." As of December 31, 2004, Community Bank had borrowed the entire $38.0 million available under this program. These borrowings accrue interest at a fixed rate of 5.93% per annum and have a final maturity of March 1, 2010. These borrowings are subject to a call feature upon every quarterly payment date during the life of the obligation. The first call date for this advance was March 1, 2001, and the advance has not been called to date. These borrowings are secured under a specific lien agreement on qualifying mortgage instruments in Community Bank's loan and investment portfolios. Under this lien agreement, in an "event of default," the FHLBA may declare all or any part of the indebtedness and accrued interest, including any prepayment fees, to be immediately due and payable. Included in the list of "events of default" is the situation where the FHLBA reasonably and in good faith determines that a "material adverse change" has occurred in the financial condition of Community Bank from that disclosed at the time of the making of any advance or from the condition of Community Bank as most recently disclosed to the FHLBA. The Company's FHLBA long-term debt remained constant at $38.0 million for each December 31, 2003, 2002, and 2001.

In March 2000, the Company completed an offering of $10.0 million of trust preferred securities, pursuant to which:

- the Company organized a Delaware statutory business trust called Community (AL) Capital Trust I, or the "Trust," governed by an Amended and Restated Declaration of Trust;
- the Company issued and sold to the Trust approximately $10.3 million in aggregate principal amount of unsecured junior subordinated debentures, or "debentures," which were issued under an Indenture, and which represent the sole assets of the Trust;
- the Trust issued and sold:
  - $10,000,000 of preferred capital securities, or "trust preferred securities," representing undivided beneficial interests in the assets of the Trust, to a third party special purpose Company, which in turn pooled the trust preferred securities together with similar securities of other issuers and sold certificates representing interests in that closed-end, unmanaged pool to investors; and the Trust used the proceeds from the sale of the trust preferred securities to the pool to purchase the debentures from the Company; and
  - $310,000 of its common securities to the Company, which represent all of the Trust's outstanding common securities; and
- pursuant to a Guarantee Agreement, the Company fully and unconditionally guaranteed the payments of all amounts due on the trust preferred securities, which guarantee is limited to the extent the Trust has funds available for payment of distributions.

Both the debentures and the trust preferred securities accrue and pay interest semiannually at a rate of 10.875% per annum and have a maturity date of March 8, 2030, at which time the principal amount of the debentures becomes due and the trust preferred securities become mandatorily redeemable by the Company. When the Company makes payments to the Trust, as the holder of the debentures, the Trust, in turn, makes payments to the pool, as the holder of the trust preferred securities. The debentures represent the sole asset of the Trust. The debentures and related income statement effects are eliminated in the Company's consolidated financial statements. The Company is entitled to treat the aggregate liquidation amount of the debentures as Tier 1 capital under Federal Reserve guidelines.

The Company may elect to defer payments of interest due on the debentures for up to ten semiannual payment periods. The Company elected to defer the March 2002, September 2002, March 2003, September 2003 and March 2004 interest payments, but on September 8, 2004, the Company paid all deferred interest plus the accrued interest thereon totaling $3.7 million. The accrued interest payable on the debentures at December 31, 2004 was $0.3 million.

The trust preferred securities are mandatorily redeemable upon their maturity, or upon their earlier redemption as provided in the indenture. Additionally, the Company has the right to redeem the debentures purchased by the Trust:

- in whole or in part, on or after, but not at any time before, March 8, 2010; and
- in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a "tax event," "capital treatment event" or "investment company event," as those terms are defined in the indenture.

As specified in the indenture, if the debentures are redeemed prior to maturity, then the redemption price will be a percentage of the principal amount, ranging from 105.438% during the 12 months following March 8, 2010 to 100.00% following March

8, 2020, plus any accrued but unpaid interest due on the debentures at the time of redemption. If the debentures are redeemed prior to March 8, 2010 following a "tax event," "capital treatment event" or investment Company event," the redemption price will be the greater of (i) 100% of the principal amount of debentures redeemed and (ii) the present value of the remaining principal and interest payments between the redemption date and March 8, 2010, plus, in either case, any accrued but unpaid interest due on the debentures at the time of redemption.

The Company sponsors an Employee Stock Ownership Plan, or "ESOP," to provide the Company's employees with a means of owning its common stock. An employee becomes an eligible participant in the ESOP on June 30 or December 31 of any given year after completing 12 months of employment during which the employee is credited with 1,000 or more hours of service. Contributions by the Company to the ESOP are made at the discretion of the Company's board of directors, but may not be less than the amount required to cover any debt service due on the ESOP's loan, which is described below.

On November 3, 1993, the ESOP borrowed $1.2 million from Colonial Bank to purchase shares of the Company's common stock, and the Company guaranteed all obligations of the ESOP under this ESOP loan. The ESOP loan has been amended from time to time, including additional borrowings, and, as of December 31, 2003, $1.8 million remained outstanding under the ESOP note, which amount was secured by 123,111 shares of the Company's common stock previously purchased and held by the ESOP. On February 11, 2004, the ESOP replaced the ESOP loan from Colonial Bank with a loan directly from the Company. As a result, Colonial Bank released the shares of the common stock of Community Bank that it previously held as collateral to secure the Company's guaranty of the ESOP loan with Colonial Bank. As a result of this refinancing of the ESOP loan, the ESOP had borrowings from the Company of $1.7 million at February 11, 2004. The new ESOP loan from the Company bears interest at an adjustable rate equal to the prime rate of interest, with a maturity date of November 16, 2010. This loan is secured by the ESOP's pledge of unallocated shares of the Company's common stock held by the ESOP.

The Company made contributions to the ESOP that enabled the ESOP to make payments due under the ESOP loan and to make cash distributions to eligible participants. The Company made contributions of approximately $448,000 during the year ended December 31, 2004, $934,000 during the year ended December 31, 2003, and $604,000 during the year ended December 31, 2002. Under the terms of the ESOP, after a person ceases to be an employee of Community Bancshares and/or its affiliates, that person is no longer eligible to participate in the ESOP. In that case, the person may demand to receive, as a lump sum payment, all amounts accrued to his benefit under the ESOP as of the end of the year immediately preceding that person's termination of employment with the Company.

Mr. Kennon R. Patterson, Sr., whose employment with the Company terminated in January 2003, has demanded to receive from the ESOP a total of approximately $298,000, representing the total amount accrued by Mr. Patterson during his participation in the ESOP. To enable the ESOP to make this lump sum cash payments, the Company may be required to contribute cash to the ESOP in addition to its ongoing requirement to make contributions to service the ESOP debt. As of December 31, 2003, the Company had denied Mr. Patterson's request for payment and was evaluating its obligations to Mr. Patterson in light of Mr. Patterson's recent indictment and the requirements of law applicable to ESOPs. As of December 31, 2004, the Company continues to deny the request for payment. The Company is hopeful that Mr. Patterson's recent conviction related to charges under the indictment will help resolve the question regarding the ESOP payments in the Company's favor.

The Company's had long-term debt consisting of a FHLB borrowing and junior subordinated debt. Both mature beyond 5 years, but the following table sets forth expected interest expense on debt service for the next five years based on interest rates and repayment provisions as of December 31, 2004:

MATURITIES OF LONG-TERM DEBT

	2005	2006	2007	2008	2009
			(In thousands)		
Interest on:					
FHLB long-term debt	$ 2,285	$ 2,285	$ 2,285	$ 2,285	$ 2,285
Junior subordinated debt	1,088	1,088	1,088	1,088	1,088
	$ 3,373	$ 3,373	$ 3,373	$ 3,373	$ 3,373

Liquidity

Liquidity is defined as the ability of a Company to convert assets into cash or cash equivalents without significant loss. Liquidity management involves maintaining the Company's ability to meet the day-to-day cash flow requirements of Community Bank's customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the production and growth needs of the communities it serves.

The primary function of asset and liability management is not only to assure adequate liquidity in order for the Company to meet the needs of its customer base, but to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that the Company can also meet the investment objectives of its stockholders. Daily monitoring of the sources and uses of funds is necessary to maintain an acceptable cash position that meets both its customers' needs and its stockholders' objectives. In a banking environment, both assets and liabilities are considered sources of liquidity funding and both are, therefore, monitored on a daily basis.

The following is a discussion of the Company's current cash flows and liquidity. The Company experienced an approximate $7.6 million increase in cash and cash equivalents during 2004, due primarily to cash flows from investing activities. Cash used by operating activities during 2004 was $1.7 million, compared to $6.7 million and $1.8 million for the years ended December 31, 2003 and December 31, 2002, respectively. Investing activities provided cash of $9.3 million during 2004, mostly through securities proceeds net of purchases. Financing activities used $28,000 of cash and cash equivalents during 2004, compared to its providing of $3.2 million and its use of $22.8 million during each of 2003 and 2002, respectively. Certificates of deposits decreased $20.9 million during 2004, but this was mostly offset by increases in cash from the growth of demand deposits, NOW deposits, and other savings deposits totaling $15.5 million. The issuance of common stock (from both the capital raise and stock options exercised), net of transaction costs brought cash inflow of $8.5 million and $10.4 million in 2004 and 2003, respectively.

Community Bank represents the Company's principal operating subsidiary and source of cash. Dividends paid by Community Bank historically have been the primary source of funds available to the Company to pay expenses, service debt and pay dividends to stockholders. Generally, the Federal Reserve Act, Section 23A, limits loans and extensions of credit from banks to their affiliated holding companies. The Company also receives cash from its subsidiaries for its portion of tax benefit on intercompany income tax settlements. The intercompany tax settlements, however, are only possible if the subsidiaries generate taxable income sufficient to pay income taxes. Community Bank discontinued paying the Company a management fee in 2003.

In addition to debt service, as described above, the Company also will expend capital to settle, resolve and pay legal and other professionals to assist it in defending against, the litigation to which it presently is subject, as described in Note 15 to the Company's consolidated financial statements included in this report. The Company also may apply cash to maintain and improve capital levels at the parent Company and at each subsidiary, as described below under "Capital Resources." The Company also may use cash if it determines to review and possibly sell any of its branches that do not contribute to the Company's improved operations, or if it determines to resolve its non-performing assets.

At the end of 2003, the Company's management evaluated various alternatives to improve its cash flows, liquidity, and capital position. Since the Bank could not make payments to the Company without prior regulatory approval, the Company had relied, since April 2001, upon income tax refunds to fund its obligations. Such refunds resulted from carrybacks to prior years. Accordingly, to pay its ordinary expenses, as well as, debt service requirements and the expenses of litigation and restructuring, it was determined the Company needed additional capital. In addition, management believed, that as part of its plan to restore Community Bank's profitability and grow in its core markets, it needed capital in order to dispose of other real estate owned and non-performing assets, to rationalize and/or sell certain branches, to refinance or repay approximately $3.2 million of long-term indebtedness, and to seek a restructuring of approximately $12.6 million of outstanding trust preferred securities obligations. Management believed that new capital was needed for these purposes.

As a result, during the fourth quarter of 2003, the Company commenced a private placement of its common stock, which it completed in the first quarter of 2004 raising total net capital of $18.3 million. The Company granted to those investors who initially purchased shares in the offering prior to December 31, 2003, as well as to one investor who purchased an additional 40,345 shares after December 31, 2003, an option to exchange by December 31, 2008, in whole but not in part, the shares of the Company's common stock purchased in the offering for shares of the Company's newly designated Series 2003 noncumulative preferred stock.

The terms of the Series 2003 noncumulative preferred stock are set forth in the certificate of designation of the Series 2003 Noncumulative Preferred Stock of Community Bancshares, Inc., which the Company has filed with the Secretary of State of the State of Delaware as part of its Certificate of Incorporation.

In connection with the offering, the Company entered into an engagement letter with FIG Partners, L.L.C., an affiliate of Burke Capital Group, L.L.C., pursuant to which FIG Partners agreed to serve as placement agent for the offering, and the Company agreed to grant to FIG Partners, upon the closing of the offering, a warrant to purchase shares of the Company's common stock. In connection with the closing of the offering on February 20, 2004, the Company granted FIG Partners a warrant to purchase up to 140,187 shares of the Company's common stock at an exercise price of $5.89 per share. The warrant expires on February 20, 2008, and, until that date, may be exercised either in cash or pursuant to a "cashless exercise."

As of December 31, 2003, the Company had used approximately $5.1 million of the net proceeds from this offering as follows:

- $3.0 million to replace capital in Community Bank; and
- $2.1 million to capitalize Community Funding which will purchase certain nonperforming assets from Community Bank thus lowering its level of nonperforming assets.

As of December 31, 2004, the Company had used an additional $11.3 million of the net proceeds from this offering as follows:

- $3.2 million to pay off long-term debt;
- $2.0 million to further supplement capital in Community Bank;
- $4.3 million to pay deferred and accrued interest on junior subordinated debt; and
- $1.8 million to further capitalize Community Funding so that it could purchase other real estate to protect Community Bank's property acquired in the foreclosure of Kennon R. Patterson, Sr.'s real estate loan.

In addition, the Company will continue to use any remaining proceeds from this offering for general corporate purposes and other capital needs, in each case as permitted by the Company's regulatory authorities and as determined by the Company's Board of Directors and/or management to be in the best interests of the Company and its stockholders. The Company was unable to achieve a restructuring of its outstanding trust preferred securities obligations (junior subordinated debt).

Capital

The Company's total stockholders' equity at December 31, 2004 was 7.75% of total assets, as compared to 6.32% at December 31, 2003 and 7.10% at December 31, 2002. The increase in 2004 is primarily a result of additional net capital raised in early 2004. The decrease in 2003 was primarily due to net operating losses of $13.1 million which were mitigated by $10.4 million of net capital raised in the fourth quarter of 2003.

The following table summarizes the equity-to assets and dividend payout ratios for each of the last three years:

CAPITAL GROWTH RATIOS

	Years ended December 31,		
	2004	2003	2002
Dividend payout ratio	0%	0%	0%
Average equity to average assets ratio	8.53	6.64	6.81

The Company's return on average assets ratio, which is computed by dividing net income (loss) by average assets was 0.03%, (2.35)% and 0.14% for 2004, 2003 and 2002, respectively. The Company's return on average equity ratio, which is computed by dividing net income (loss) by average stockholders' equity, was 0.38%, representing an increase from 2003 due to net income of $177,000. The decrease in 2003 to (35.42)% was due to the net loss of $13.1 million.

The Company's dividend payout ratio is determined by dividing the dividends per share by the basic net earnings or loss per share for the relevant period. The Company did not pay dividends in 2004, 2003 or 2002, and, therefore, the payout ratio remained zero.

The Company's average equity to average assets ratio, which is computed by dividing average stockholders' equity by average assets, is presented above. The increase in 2004 resulted from a 26.8% increase in average equity and a 1.2% decrease in average assets, while the decrease in 2003 was due to a 13.7% decrease in average stockholders' equity during 2003, while average assets decreased by 11.6%.

In addition, the Company must satisfy the capital requirements established by the Company's regulatory authorities, as described under "Business – Our Regulatory Environment" and "— Our Current Regulatory Restrictions."

RESULTS OF OPERATIONS

Net Income and Earnings per share

The Company's net income of approximately $0.2 million for 2004 represented an increase of $13.3 million from its net loss of $13.1 million for 2003, which was a $14.0 million decrease from the Company's net income of approximately $0.9 million for the year ended December 31, 2002. When stated as changes in basic earnings (losses) per share, the basic earnings per share for the Company in 2004 was $0.02, an increase of $2.81 from the 2003 basic loss per share of $(2.79). The loss per share in 2003 reflected a $2.98 decrease from the 2002 basic earnings per share of $0.19 experienced by the Company. There are various factors contributing to the $13.3 million increase in 2004, including positive changes such as:

- a decrease of approximately $11.7 million in noninterest expenses due to: (i) significant reductions in professional fees in 2004; (ii) decreased foreclosed assets and related costs in 2004 resulting from addressing identified problems in our loan portfolio; (iii) impairments on fixed assets recorded in 2003 as part of the Company's branch rationalization decisions, and (iv) losses that were realized on certain pending litigation matters in 2003; and
- a decrease of approximately $10.4 million in the provision for loan losses, reflecting our significant improvement in asset quality.

The above positive results were somewhat offset by negative factors including:

- a decrease in noninterest income of $183,000 as a result of a $910,000 decrease in securities gains of which were mostly offset by increases in service charges and other noninterest income items;
- a slight decline of approximately $184,000 in net interest income occurred in 2004, primarily due to: (i) lower levels of earning assets, resulting from the Company's sale of sub-par and delinquent assets, as well as charge-offs, and (ii) lower yields on earning assets due to: (x) loans repricing at lower rates and (y) increased levels of investment securities, which typically have lower yields than loans; and
- a decrease in tax benefits recognized of $8.5 million.

For the year ended December 31, 2003, the Company had a loss of approximately $13.1 million. In comparison, the Company reported a net income of approximately $904,000 for the year ended December 31, 2002. This approximately $14.0 million change is attributable to a variety of factors, including, among other things:

- income of approximately $8.5 million from discontinued operations, which was recorded in the Company's 2002 net income, and no similar income was realized in 2003;
- an increase of approximately $7.1 million in noninterest expenses due to: (i) increased professional fees associated with continued litigation and regulatory issues the Company was confronting, (ii) increased foreclosed assets and related costs, as the Company identified and addressed problems in its loan portfolio and the resulting increase in foreclosed assets, (iii) impairments on fixed assets as part of the Company's branch rationalization decisions, and (iv) losses that were realized on certain pending litigation matters;
- a decline of approximately $4.6 million in net interest income occurred in 2003, primarily due to: (i) lower levels of earning assets, resulting from the Company's decreased new loan growth and an increase in contractual and early payments, as well as charge-offs and foreclosures, and (ii) lower yields on earning assets due to: (x) an overall lower interest rate environment, (y) increased nonaccrual loans, and (z) increased levels of investment securities, which typically have lower yields than loans; and
- an increase of approximately $1.4 million in the provision for loan losses, reflecting the Company's continuing efforts to timely identify and resolve problem loans.

These factors were partially offset by a related tax benefit during 2003 of approximately $8.1 million.

Net Interest Income

Net interest income generally is the principal source of a financial institution's earnings stream and represents the difference or spread between interest income generated from the Company's earning assets and the cost born by the Company on its interest-bearing liabilities. Fluctuations in interest rates as well as volume and mix changes in earning assets and interest-bearing liabilities impact net interest income.

Net interest income for 2004 decreased approximately $184,000, or 0.9%, to approximately $18.7 million from approximately $18.9 million in 2003, compared to a decrease of approximately $4.6 million, or 19.6%, during 2003 from approximately $23.5 million in 2002. The relatively stable net interest income for 2004 was a result of declines in net interest income due to lower volumes of earning assets, and rates earned on those assets, offset by declines in interest expense due to both lower volumes of interest bearing liabilities and rates paid on those liabilities. The decrease in the Company's net interest income for 2003 was due to a decrease in interest income that was partially offset by a decrease in interest expense. The "Rate/Volume Variance Analysis" below provides additional information regarding changes in the Company's interest income, interest expense and net interest income due to changes in average balances and rates.

The Company's interest income decreased approximately $1.8 million, or 5.4%, to $31.3 million in 2004 from $33.1 million in 2003. This decrease was due to a decrease of 34 basis points in the yield on average earning assets during 2004 together with a decrease of $2.4 million in the volume of average earning assets. The decreased yield was related to assets repricing at lower interest rates, while the decrease in the volume of the Company's average earning assets was due to loan sales and charge-offs. For the year ended December 31, 2004, the Company experienced interest income on loans of $25.3 million, which was an 8.0% decrease from the interest income on loans in 2003 of $27.5 million. The primary reason for the decrease was lower volumes of loans from loan sales and charge-offs of loans which generally carry higher yields. Interest income for the year ended December 31, 2003 was $33.1 million representing a decrease of $7.5 million, or 18.4%, over interest income during 2002. This decrease was due to a decrease of 95 basis points in yield coupled with a $37.8 million decrease in average earning assets. Yield attributed to 52.1% of the decrease in interest income while volume attributed to 47.9%.

During 2004, the Company's interest expense decreased approximately $1.7 million, or 11.9%, to approximately $12.6 million from approximately $14.3 million in 2003. This decrease resulted from a 3.7% decrease in average interest-bearing liabilities outstanding during 2004 due to lower levels of time deposits and other long-term debt, coupled with a decrease in the average rate paid on interest-bearing liabilities during 2004 of 25 basis points due to time deposits repricing at lower rates. Interest-bearing deposits are the major component of the Company's interest-bearing liabilities, representing 87.8% in 2004, 87.7% in 2003 and 87.6% in 2002 of average total interest-bearing liabilities outstanding. Average interest-bearing deposits outstanding decreased in both 2003 and 2004 by $13.6 million and $14.2 million, respectively, and the rate paid on these average balances reflected a decrease of 30 basis points during 2004 and 65 basis points during 2003. For the year ended December 31, 2003, the Company's interest expense totaled $14.3 million, representing a decrease of $2.9 million from the interest expense incurred during 2002. This decrease was due mostly to lower rates paid on interest-bearing liabilities. The increase in interest expense on long-term debt for the year ended December 31, 2003 was $200,000 due to interest accrued on deferred interest of trust preferred securities. The decrease in interest expense on long-term debt during 2004 was the result of lower volumes due to payoffs of those debts. Interest expense on FHLBA borrowings during 2004 of $2.3 million was stable compared to that of 2003 and 2002. Interest expense was high on junior subordinated debt at an average cost of 12.60% and 11.90% due to the fact that the Company was accruing interest on interest. On September 8, 2004, the Company paid all deferred and accrued interest and should now see that cost more in line with the debt instrument's stated rate of 10.875%.

The trend in net interest income is also evaluated in terms of average rates using the net interest margin and the interest rate spread. The net interest margin, or the net yield on the Company's earning assets, is computed by dividing net interest income by average earning assets. This ratio represents the difference between the average yield returned on average earning assets and the average rate paid for funds used to support those earning assets, including both interest-bearing and noninterest-bearing sources. The Company's net interest margin for 2004 was 3.84%, compared to 3.86% and 4.47% for 2003 and 2002, respectively. The main factors contributing to the decrease in the net interest margin for 2003 were declines in yields on earning assets of 34 basis points with declines in rates paid of only 25 basis points, coupled with a decline in average earning assets of $2.4 million and a decline in average interest-bearing liabilities of $16.6 million. We are pleased that net interest margin held steady during 2004.

The interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest-bearing sources of funds. The interest rate spread eliminates the impact of noninterest-bearing funds and gives a more direct perspective to the effect of market interest rate movements. The net interest spread in 2004 was 3.54%, a decrease of 9 basis points from 2003, primarily as a result of greater decreases in assets yields than rates paid on liabilities. The net interest spread for 2003 decreased 44 basis points to 3.63% from the Company's 2002 spread of 4.07% as the cost of interest-bearing sources of funds decreased only 51 basis points, but the yield on earning assets decreased 44 basis points. The Company has continuously seen decreases in both net interest margin and net interest spread during 2003 and 2004 as it has sought higher quality credits in its loan portfolio which generally results in lower asset yields. See the tables in this section below entitled "Consolidated Average Balances, Interest Income/Expenses and Yields/Rates" and "Rate/Volume Variance Analysis" for more information.

The following tabulation presents certain net interest income data without modification for assumed tax equivalency:

	Years ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Rate earned on earning assets	**6.44%**	6.78%	7.73%	8.95%	9.71%
Rate paid on borrowed funds	**2.90**	3.15	3.66	5.23	5.71
Interest rate spread	**3.54**	3.63	4.07	3.72	4.00
Net interest margin	**3.84**	3.86	4.47	4.31	4.45

The "Consolidated Average Balances, Interest Income/Expenses and Yields/Rates" and the "Rate/Volume Variance Analysis" tables are presented on the following two pages. The Consolidated Average Balances/Interest Income/Expenses and Yields/Rates table presents, for the periods shown, the average balance of certain balance sheet items, the dollar amount of interest income from average earning assets and resultant yields, the interest expense and rate paid on average interest-bearing liabilities, and the net-interest margin. The Rate/Volume Variance Analysis table presents an analysis of changes in interest income, interest expense and net interest income attributable to changes in volume and interest rate.

CONSOLIDATED AVERAGE BALANCES, INTEREST INCOME/EXPENSE AND YIELDS/RATES

	Years ended December 31,								
	2004			2003			2002 (3)		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)								
Assets									
Earning assets:									
Loans, (1)(2)	**$312,876**	**$25,251**	**8.07%**	$330,941	$27,468	8.30%	$382,126	$33,506	8.77%
Investment securities:									
Taxable	**147,289**	**5,375**	**3.65**	123,402	4,861	3.94	107,566	6,280	5.84
Tax-exempt	**5,560**	**284**	**5.11**	6,680	342	5.12	9,028	456	5.05
Total investment securities	**152,849**	**5,659**	**3.70**	130,082	5,203	4.00	116,594	6,736	5.78
Other interest-bearing assets	**8,185**	**235**	**2.87**	3,252	198	6.09	2,899	29	1.00
Federal funds sold	**11,949**	**156**	**1.31**	23,952	255	1.06	24,406	386	1.58
Total earning assets	**485,859**	**31,301**	**6.44**	488,227	33,124	6.78	526,025	40,657	7.73
Noninterest-bearing assets:									
Cash and due from banks	**27,779**			28,315			20,927		
Premises and equipment	**21,678**			24,456			34,133		
Accrued interest and other assets	**26,098**			26,544			13,315		
Allowance for loan losses	**(11,598)**			(10,951)			(7,511)		
Average balances associated with discontinued operations	**—**			—			42,592		
Total assets	**$549,816**			$556,591			$629,481		
Liabilities and stockholders' equity									
Interest-bearing liabilities:									
Demand deposits	**$106,743**	**2,026**	**1.90**	$ 86,053	1,391	1.62	$ 79,386	1,725	2.17
Savings deposits	**71,102**	**997**	**1.40**	63,464	930	1.47	56,606	1,154	2.04
Time deposits	**204,893**	**5,793**	**2.83**	247,417	8,017	3.24	274,552	10,474	3.81
	382,738	**8,816**	**2.30**	396,934	10,338	2.60	410,544	13,353	3.25
Short-term borrowings	**364**	**4**	**1.10**	365	3	82	2,126	36	1.69
FHLB long-term debt	**38,000**	**2,291**	**6.03**	38,000	2,285	6.01	38,000	2,266	5.96
Capitalized lease obligations	**3,937**	**169**	**4.29**	4,020	166	4.13	4,096	225	5.49
Junior subordinated debt	**10,282**	**1,296**	**12.60**	10,000	1,283	12.83	10,000	1,190	11.90
Other long-term debt	**798**	**50**	**6.27**	3,369	190	5.64	3,965	83	2.09
Total interest-bearing liabilities	**436,119**	**12,626**	**2.90**	452,688	14,265	3.15	468,731	17,153	3.66
Noninterest-bearing liabilities:									
Demand deposits	**61,872**			55,463			56,994		
Accrued interest and other liabilities	**4,922**			11,456			6,846		
Stockholders' equity	**46,903**			36,984			42,848		
Average balances associated with discontinued operations	**—**			—			54,062		
Total liabilities and stockholders' equity	**$549,816**			$556,591			$629,481		
Net interest income/net interest spread		**$18,675**	**3.54%**		$18,859	3.63%		$23,504	4.07%
Net interest margin			**3.84%**			3.86%			4.47%

(1) Average loans include nonaccrual loans. All loans and deposits are domestic.

(2) Income on loans, net of unearned income, includes loan fees.

(3) All yields are computed on income/expense and average balances from continuing operations.

RATE/VOLUME VARIANCE ANALYSIS

	Average Volume			Change in Volume		Average Rate		
	2004	2003	2002	2004-2003	2003-2002	2004	2003	2002
	(Dollars in thousands)							
Earning Assets:								
Loans	$312,876	$330,941	$382,126	$(18,065)	$(51,185)	8.07%	8.30%	8.77%
Investment securities:								
Taxable	147,289	123,402	107,566	23,887	15,836	3.65	3.94	5.84
Tax-exempt	5,560	6,680	9,028	(1,120)	(2,348)	5.11	5.12	5.05
Total investment securities	152,849	130,082	116,594	22,767	13,488	3.70	4.00	5.78
Other interest-bearing assets	8,185	3,252	2,899	4,933	353	2.87	6.09	1.00
Federal funds sold	11,949	23,952	24,406	(12,003)	(454)	1.31	1.06	1.58
Total earning assets	$485,859	$488,227	$526,025	$ (2,368)	$(37,798)	6.44	6.78	7.73
Interest-bearing Liabilities:								
Deposits:								
Demand	$106,743	$ 86,053	$ 79,386	$ 20,690	$ 6,667	1.90	1.62	2.17
Savings	71,102	63,464	56,606	7,638	6,858	1.40	1.47	2.04
Time	204,893	247,417	274,552	(42,524)	(27,135)	2.83	3.24	3.81
Total interest-bearing deposits	382,738	396,934	410,544	(14,196)	(13,610)	2.30	2.60	3.25
Short-term borrowings	364	365	2,126	(1)	(1,761)	1.10	0.82	1.69
FHLB long-term debt	38,000	38,000	38,000	—	—	6.03	6.01	5.96
Capitalized lease obligations	3,937	4,020	4,096	(83)	(76)	4.29	4.13	5.49
Junior subordinated debt	10,282	10,000	10,000	282	—	12.60	12.83	11.90
Other long-term debt	798	3,369	3,965	(2,571)	(596)	6.27	5.64	2.09
Total interest-bearing liabilities	$436,119	$452,688	$468,731	$(16,569)	$(16,043)	2.90	3.15	3.66
Net interest spread						3.54%	3.63%	4.07%
Net interest margin						3.84%	3.86%	4.47%

	Interest Income/Expense			Variance		Variance Attributed to (1) 2004		Variance Attributed to (1) 2003	
	2004	2003	2002	2004-2003	2003-2002	Volume	Rate	Volume	Rate
	(Dollars in thousands)								
Earning Assets:									
Loans	$25,251	$27,468	$33,506	$(2,217)	$(6,038)	$(1,471)	$ (746)	$(4,313)	$(1,725)
Investment securities:									
Taxable	5,375	4,861	6,280	514	(1,419)	891	(377)	831	(2,250)
Tax-exempt	284	342	456	(58)	(114)	(57)	(1)	(120)	6
Total investment securities	5,659	5,203	6,736	456	(1,533)	834	(378)	711	(2,244)
Other interest-bearing assets	235	198	29	37	169	183	(146)	4	165
Federal funds sold	156	255	386	(99)	(131)	(149)	50	(7)	(124)
Total earning assets	$31,301	$33,124	$40,657	$(1,823)	$(7,533)	$ (603)	$(1,220)	$(3,605)	$(3,928)
Interest-bearing Liabilities:									
Deposits:									
Demand	$ 2,026	$ 1,391	$ 1,725	$ 635	$ (334)	$ 369	$ 266	$ 134	$ (468)
Savings	997	930	1,154	67	(224)	112	(45)	127	(351)
Time	5,793	8,017	10,474	(2,224)	(2,457)	(1,281)	(943)	(977)	(1,480)
Total interest-bearing deposits	8,816	10,338	13,353	(1,522)	(3,015)	(800)	(722)	(716)	(2,299)
Short-term borrowings	4	3	36	1	(33)	—	1	(20)	(13)
FHLB long-term debt	2,291	2,285	2,266	6	19	—	6	0	19
Capitalized lease obligations	169	166	225	3	(59)	(3)	6	45	(104)
Junior subordinated debt	1,296	1,283	1,190	13	93	36	(23)	—	93
Other long-term debt	50	190	83	(140)	107	(159)	19	(14)	121
Total interest-bearing liabilities	12,626	14,265	17,153	(1,639)	(2,888)	(926)	(713)	(705)	(2,183)
Net interest income	$18,675	$18,859	$23,504	$ (184)	$(4,645)	$ 323	$ (507)	$(2,900)	$(1,745)

(1) The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Loan Losses, Net Charge-Offs and Allowance for Loan Losses

The Company maintains an allowance for loan losses to absorb losses inherent in its loan portfolio. The following discussion relates to the Company's policies as presently in effect:

Interest on loans is accrued from the date an advance is made. The performance of loans is evaluated primarily on the basis of a review of each customer relationship over a period of time and the judgment of lending officers as to the ability of borrowers to meet the repayment terms of loans. If there is reasonable doubt as to the repayment of a loan in accordance with the agreed terms, the loan may be placed on a nonaccrual basis pending the sale of any collateral or a determination as to whether sources of repayment exist. This action may be taken even though the financial condition of the borrower or the collateral may be sufficient ultimately to reduce or satisfy the obligation. Generally, when a loan is placed on a nonaccrual basis, all payments are applied to reduce principal to the extent necessary to eliminate doubt as to the repayment of the loan. Thereafter, any interest income on a nonaccrual loan is recognized only on a cash basis.

The Company's policy generally is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal or interest. A loan may be placed on nonaccrual status at an earlier date when concerns exist as to the ultimate collections of principal or interest. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Loans that are contractually past due 90 days or more which are well secured and are in the process of collection generally are not placed on nonaccrual status.

Lending officers are responsible for the ongoing review and administration of loans assigned to them. As such, they make the initial identification of loans which present some difficulty in collection or where circumstances indicate that the possibility of loss exists. The responsibilities of the lending officers include the collection effort on a delinquent loan. To strengthen internal controls in the collection of delinquencies, senior management and the Directors' Asset Quality Committee are informed of the status of delinquent and "watch" or problem loans on a monthly basis. Senior management reviews the allowance for loan losses and makes recommendations to the Board of Directors as to loan charge-offs on a monthly basis.

The allowance for loan losses represents management's assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio, and is inherently subjective and subject to change. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level believed adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, management reviews the size, quality and risk of loans in the portfolio. Management also considers such factors as the Bank's loan loss experience, the amount of past due and nonperforming loans, specific known risks, the status and amount of nonperforming assets, underlying collateral values securing loans, current and anticipated economic conditions and other factors which affect the allowance for loan losses. An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by the Bank's Director of Risk Management and presented to the Board of Directors on a monthly basis. In addition, the Bank is in the process of engaging outside loan review consultants, on a quarterly basis, to perform an independent review of the quality of the loan portfolio.

The Bank's allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, the FDIC and the Alabama State Banking Department may require a bank to make additional provisions to its allowance for loan losses where, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management.

While it is the Bank's policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

At December 31, 2004, the Company's allowance for loan losses was $4.6 million, representing a decrease of $9.8 million, or 68.1%, from the allowance at December 31, 2003. The provision for loan losses in 2004 was $987,000. At December 31, 2003, the allowance for loan losses was $14.4 million, which represented an increase of $4.6 million, or 46.9%, over the December 31, 2002 amount of $9.8 million. This increase in the overall level of the allowance for loan losses during 2002 and 2003 was primarily due to management's decision to make continued provisions for loan losses to maintain the allowance at a level it deems appropriate to cover loan losses. This is reflective in the provisions for loan losses of $11.4 million and $10.1 million, including amounts related to discontinued operations, made by the Company in 2003 and 2002, respectively. Management continues to make provisions for current losses in the Company's loan portfolio, as well as for any other deterioration in loans identified. During 2004, provisions decreased greatly as losses had previously been reserved for in 2003 and the Company sold most of its poor quality loans, thus eliminating the respective reserve required on those loans. This also decreased the levels of allowance for loan losses to total loans at December 31, 2004. As a percentage of total loans, net of unearned income, the allowance for loan losses decreased to 1.54% at December 31, 2004, compared to 4.51% at December 31, 2003, and 2.72% at December 31, 2002. Management believes that the Company's allowance for loan losses at December 31, 2004 is adequate; however, no assurance can be given that additional losses may not occur or that additional provisions to the allowance for loan losses will not be necessary.

A provision for loan losses is charged against current earnings for the Company for any given period. Actual loan losses, net of recoveries, are charged directly to the allowance for loan losses. The amount of the provision for loan losses is based on the growth of the loan portfolio, the amount of net loan losses incurred and management's estimation of potential future losses based on an evaluation of the risk in the loan portfolio. The provision for loan losses was $987,000, $11.4 million and $10.1 million including amounts related to discontinued operations, in 2004, 2003 and 2002, respectively. This represented a decrease of $10.4 million, or 91.2%, in 2004, and an increase of $1.3 million, or 12.9%, in 2003. The provision for loan loss increased in 2003 as a result of continued high charge offs experienced by the Company as well as management's determination that increased levels of provision were necessary based on its assessment of the quality of the loan portfolio and inherent losses within the portfolio. The provision for loan loss in 2002 was significantly higher due to increased loan charge-offs during the year as a result of the deteriorating quality of the loan portfolio.

Loan charge-offs exceeded recoveries for the Company by $10.7 million in 2004, a 57.4% increase from the excess experienced in 2003. The excess of loan charge-offs over recoveries during 2003 amounted to $6.8 million, which represented a slight decrease, 1.4%, from the excess of $6.9 million experienced during 2002. The high levels of loan charge-offs during 2004 occurred for several reasons. First, charge-offs of $4.1 million resulted from loan sales as loans designated to be sold were written down to the bid price received from the purchaser. Second, a charge-off of $2.2 million resulted from the foreclosure of Heritage Valley Farms, the property securing the real estate loan to our former Chairman, Kennon R. Patterson, Sr. The remaining $4.4 million was from normal charge-offs, and was lower than in prior years. Since the Company's poor quality loans have been sold, we presently expect significant improvement in future charge-offs; however, we make no assurance that this will be the case.

The following table sets forth certain information with respect to the Company's loans, net of unearned income, and the allowance for loan losses for the five years ended December 31, 2004:

SUMMARY OF LOAN LOSS EXPERIENCE

	2004	2003	2002	2001	2000
			(In thousands)		
Allowance for loan losses at beginning of period	**$ 14,358**	$ 9,784	$ 7,292	$ 7,107	$ 2,603
Loans charged off:					
Commercial, financial and agricultural.	**3,888**	1,203	2,033	1,056	620
Real estate - mortgage	**6,046**	2,629	1,106	726	319
Consumer.	**2,226**	3,439	4,169	4,785	4,114
Total loans charged off	**12,160**	7,271	7,308	6,567	5,053
Recoveries on loans previously charged off:					
Commercial, financial and agricultural	**517**	60	44	7	10
Real estate - mortgage.	**272**	26	57	40	2
Consumer.	**651**	378	343	391	256
Total recoveries.	**1,440**	464	444	438	268
Net loans charged off	**10,720**	6,807	6,864	6,129	4,785
Reserves (sold) acquired through (branch divestitures) acquisitions	**—**	—	(752)	—	—
Provision for loan losses included in continuing operations	**987**	11,381	10,033	6,096	7,573
Provision for loan losses included in discontinued operations	**—**	—	75	218	1,716
Allowance for loan losses at end of period	**$ 4,625**	$ 14,358	$ 9,784	$ 7,292	$ 7,107
Loans at end of period	**$ 300,380**	$ 318,028	$ 359,184	$ 501,519	$ 528,316
Average loans, net of unearned income, outstanding for the period (*)	**$ 312,876**	$ 330,941	$ 419,337	$ 516,954	$ 522,301

	2004	2003	2002	2001	2000
Ratios:					
Allowance for loan losses to loans, net of unearned income, at end of period	1.54%	4.51%	2.72%	1.45%	1.35%
Allowance for loan losses at end of period to average loans, net of unearned income (*)	1.48	4.34	2.33	1.41	1.36
Net charge-offs to average loans, net of unearned income (*)	3.43	2.06	1.64	1.19	0.92
Net charge-offs to allowance for loan losses, at end of period	231.78	47.41	70.16	84.05	67.33
Recoveries to prior year charge-offs	19.80	6.35	6.76	8.67	5.17

(*) Average loans, for this purpose, include those associated with discontinued operations.

Management allocated the allowance for loan losses to specific loan classes, as of the dates indicated, as follows:

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,									
	2004		2003		2002		2001		2000	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Domestic loans:										
Commercial, financial and agricultural........	**$ 509**	**11%**	$ 2,297	16%	$2,678	27%	$ 802	11%	$ 711	10%
Real estate - mortgage..	**3,006**	**65**	5,456	38	3,696	38	583	8	497	7
Consumer	**1,110**	**24**	6,605	46	3,410	35	5,907	81	5,899	83
	$ 4,625	**100%**	$14,358	100%	$9,784	100%	$7,292	100%	$7,107	100%

The Bank has been engaged in enhanced reviews of its loan approval and credit grading processes. The Bank has sought to better price its loans consistent with its costs of funds and its assessment of potential credit risk. These efforts have had the effect of slowing the Bank's loan growth as well as resulting in a larger allowance for loan losses as risks are being identified better.

Management believes that the $4.6 million allowance for loan losses at December 31, 2004, (representing 1.54% of total outstanding loans), was adequate to absorb known risks in the portfolio at such date. However, no assurance can be given that adverse economic circumstances, generally, including current economic events, or other events, including additional loan review or examination findings or changes in borrowers' financial conditions, will not result in increased losses in the Bank's loan portfolio or in additional provisions to the allowance for loan losses.

The ratio of allowance for loan losses to total nonperforming assets decreased to 35.58% at December 31, 2004 from 59.62% of total nonperforming assets, due to the decrease in allowance for loan losses. The same ratio increased during 2003, from 43.95% at December 31, 2002. The increase in this ratio for 2003 and 2001 resulted from the substantial increase in the Company's allowance for loan losses during 2003 as it was needed as a result of poor credit standards of the past. The ratio of total nonperforming loans to total loans, net of unearned income, was 0.06% at December 31, 2004, a decrease from the 5.42% at December 31, 2003, due to much lower non performing loan balances resulting from loan sales during 2004. The ratio of total nonperforming loans to total loans, net of unearned income, was 4.06% at December 31, 2002. The ratio of total nonperforming assets to total assets was 2.35% at December 31, 2004, a decrease from the ratio at December 31, 2003 of 4.31%, primarily due to lower nonperforming assets, resulting also from the loan sale. The ratio of total nonperforming assets to total assets was 3.92% at year end 2002. There were no concentrations of loans exceeding 10% of total loans, which are not otherwise disclosed as a category of loans at December 31, 2004, 2003 and 2002. See "Financial Condition – Nonperforming Assets and Past Due Loans" above for further discussion and detail.

It is the general policy of Community Bank to stop accruing interest income and place the recognition of interest on a cash basis when any commercial, industrial or real estate loan is past due as to principal or interest and the ultimate collection of either is in doubt. Normally, accrual of interest income on consumer installment loans is suspended when any payment of principal or interest, or both, is more than 90 days delinquent. When a loan is placed on nonaccrual status, any uncollected interest accrued in a prior year is charged against the allowance for loan losses and any uncollected interest accrued in the current year is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest or a guarantor assures payment of interest.

Noninterest Income

The Company's noninterest income is comprised of the following items:

- services charges received on deposits;
- insurance commissions;
- investment securities gains and losses;
- bank club dues (representing a deposit account packaged with other financial services);
- debt cancellation fees; and

- other operating income, made up mostly of other fees charges to customers such as safe deposit fees, ATM fees, check cashing fees, and various other service fees.

During 2004, the Company's noninterest income was $6.8 million, representing a decrease of $0.2 million, or 2.6%, from the noninterest income experienced by the Company in 2003. The decrease in 2004 primarily resulted from lower net securities gains as the Company restructured its portfolio in 2003 and was able to take gains on securities sold in the restructuring.

Service charges on deposit accounts increased 8.7% in 2004 and decreased 11.5% during 2003. The decrease during 2003 primarily was attributable to the decline in insufficient check charges, while the increase in 2004 was also attributable to insufficient check charges as the Company implemented a courtesy overdraft program in early 2004. This program is designed to pay customers' insufficient funds checks rather than returning them while at the same time collecting a fee for that service. Insurance commissions increased by 25.9% during 2004, improving in two ways. First, by increased efforts at both Community Bank and Community Credit to sell credit life insurance on its consumer loans which resulted in additional income of $235,000, and second, increased commissions of $296,000 at Community Insurance in its sales of property, casualty and life insurance. Debt cancellation fees declined 167.5% and, in fact, were negative in 2004, as a result of the Company's no longer selling debt cancellation, but credit life insurance instead. The ($54) resulted from refunds of previously collected fees on loans paid off prior to maturity. Other operating income comprised of various other service fees increased 21.4% in 2004, and decreased 18.5% in 2003. However, the 2004 other operating income includes the $450,000 settlement to Community Bank in the fidelity bond litigation. Other operating income for 2003 includes a $113,000 sign-on bonus from Community Bank's check order provider that was not reoccurring income. Components of other operating income reflecting decreases in both years were fee income associated with wire transfers, safe deposit box rentals, and other miscellaneous service fees.

NONINTEREST INCOME

	Years ended December 31,			Percent Change	
	2004	2003	2002	2004/2003	2003/2002
		(In thousands)			
Service charges on deposits	**$ 2,837**	$ 2,611	$ 2,950	8.7%	(11.5)%
Insurance commissions	**2,580**	2,049	2,237	25.9	(8.4)
Securities gains, net	**193**	1,103	653	(82.5)	68.9
Bank club dues	**350**	409	438	(14.4)	(6.6)
Debt cancellation fees	**(54)**	80	233	(167.5)	(65.7)
Other operating income	**925**	762	935	21.4	(18.5)
	$ 6,831	$ 7,014	$ 7,446	(2.6)	(5.8)

Noninterest Expenses

Noninterest expenses in 2004 improved significantly, down $11.7 million, or 32.4% from the high levels experienced in 2003 and have also improved compared to 2002 levels. Almost every category of noninterest expenses improved during 2004 from 2003 levels. Salaries and benefits expenses are down $0.9 million or 6.8% in 2004 as a result of slight declines in salary, but significant declines in benefit costs. The Company froze its defined benefit plan on December 31, 2003 and implemented a more cost effective 401(k) plan, saving the Company in excess of $600,000 annually. Expenses related to the Company's ESOP were reduced in 2004 by more than $417,000 from 2003. During 2003, the Company was required to make increased contributions to the ESOP related to the pay-out of benefits to terminated employees. Occupancy and furniture and equipment expenses have remained relatively stable despite the Company's increased investment in technology during the past year. Foreclosed assets, net, disposal or impairment of assets and litigation expenses have all decreased at levels well above 80% from 2003. During 2003, the Company expensed significant amounts related to writedowns in values of other real estate owned. The Company also recognized impairment losses during 2003 of $1.6 million on three office buildings and outdated equipment as it evaluated its investment in fixed assets. Litigation expenses were high in 2003 as the Company reasonably estimated and recognized expenses on potential settlements that it determined probable to settle. In 2004, legal fees and other professional services declined $1.6 million and $1.2 million, respectively, as the Company incurred significant fees in 2003 due to regulatory orders and pending litigation. We believe that the fees will decrease further in the future as the Company receives relief from regulatory orders and experiences a reduction in pending litigation. Holding cost on foreclosed assets was up slightly in 2004 at $328,000 compared to $297,000 in 2003. This expense may remain at similar levels during 2005, especially until the Company is able to sell Heritage

Valley Farms, currently recorded in other real estate owned at a carrying value of $6.4 million. The largest dollar increase in 2004 was for telephone and data communications expense, which increased $162,000, or 23.4%, as a result of increased data line costs required for the installation of the Company's wide area network.

The Company's noninterest expenses incurred during 2003 amounted to $36.2 million, representing an increase of $7.1 million, or 24.5%, over the noninterest expenses incurred during the year ended December 31, 2002, primarily related to asset impairments, litigation losses, increased insurance costs, and increased legal and other professional service fees. The primary component of the Company's noninterest expenses is salaries and employee benefits, which decreased $0.7 million or 4.8%, during 2003, primarily as a result of the net effect of the termination of the former Chairman and Chief Executive Officer of the Company, offset by an increase in staff positions that were added to build a more effective management team. The Company has also centralized more backroom operations in an attempt to reduce overall staffing levels. As discussed previously, losses on foreclosed assets, losses on impairment or disposal of assets and litigation losses increased substantially in 2003. Also, as a result of these lawsuits, as well as regulatory matters, legal fees were at extremely high levels in 2003 at $2.7 million. Other professional services expenses for 2003 were $1.7 million, up 30.7% from $1.3 million for 2002. This expense increase in 2003 is attributable to the necessity to hire an outside firm to investigate payments made in connection with several construction projects of Community Bank as well as fees paid in connection with investigations and litigation to which the Company is party or in which the Company was involved.

Noninterest expenses and the percent changes therein for 2004, 2003 and 2002 are shown in the following table.

NONINTEREST EXPENSES

	Years ended December 31,			Percent Change	
	2004	2003	2002	**2004/2003**	2003/2002
		(In thousands)			
Salaries and employee benefits	**$ 12,823**	$ 13,763	$ 14,455	**(6.8)%**	(4.8)%
Occupancy	**2,283**	2,351	2,276	**(2.9)**	3.3
Furniture and equipment	**1,548**	1,542	1,651	**(0.4)**	(6.6)
Director and committee fees	**369**	468	444	**(21.2)**	5.4
Foreclosed assets, net	**590**	3,309	1,260	**(82.2)**	162.6
Disposal or impairment of assets	**246**	2,051	(215)	**(88.0)**	1,054.0
Litigation, fraud, burglary	**47**	2,537	561	**(98.1)**	352.2
Amortization of intangibles-other	**79**	79	77	**—**	2.6
Advertising	**119**	44	45	**170.5**	(2.2)
Insurance	**1,230**	1,239	832	**(0.7)**	48.9
Legal fees	**1,099**	2,687	1,962	**(59.1)**	37.0
Other professional services	**502**	1,711	1,309	**(70.7)**	30.7
Supplies	**526**	572	590	**(8.0)**	(3.1)
Postage	**307**	295	289	**4.1**	(2.1)
Telephone and data communications	**853**	691	598	**23.4**	15.6
Training and education	**88**	85	35	**3.5**	142.9
Holding cost on foreclosed assets	**328**	297	253	**10.4**	17.4
Other	**1,429**	2,458	2,649	**(41.9)**	(7.2)
	$ 24,466	$ 36,179	$ 29,071	**(32.4)**	24.5

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to a change in economic conditions, interest rates, regulations and laws. We are inherently affected by different market risks. Our primary risk is interest rate risk. We do not conduct foreign exchange transactions or trading activities, which would produce price risk

Interest Rate Sensitivity

Interest rate risk is the risk to earnings or market value of equity from the potential movement in interest rates. The primary purpose of managing interest rate risk is to reduce interest rate volatility and achieve reasonable stability to earnings from changes in interest rates and preserve the value of the Company's equity. Changes in interest rates affect, among other things, the Company's net interest income, volume of loan production and the fair value of financial instruments, as well as of the Company's loan portfolio.

Community Bank manages its exposure to fluctuations in interest rates through policies established by its Asset/Liability Committee, which is referred to as "ALCO." The ALCO meets periodically to monitor its interest rate risk exposure and implement strategies that might improve its balance sheet positioning and/or earnings. Management utilizes an Interest Rate Simulation model to estimate the sensitivity of the Bank's net interest income and net income to changes in interest rates of given magnitudes. Such estimates are based upon a number of assumptions for each scenario, including balance sheet growth, deposit repricing characteristics and prepayment rates. Because this model involves a number of estimates and assumptions, which are inherently uncertain and subject to change, the Company makes no assurance that the model is accurate or reliable, or that the results are meaningful or reflective of any actual results.

The estimated impact on Community Bank's net interest income sensitivity over a one year time horizon at December 31, 2004 follows. Such analysis assumes an immediate and proportional shift in interest rates and assumes interest-bearing transaction accounts will reprice immediately.

INTEREST RATE SENSITIVITY

	-100 Basis Points	Level	□ Basis Points
	(Dollars in thousands)		
December 31, 2004:			
Prime rate	**4.25%**	**5.25%**	**6.25%**
Interest income	**$ 28,337**	**$ 29,896**	**$ 31,294**
Interest expense	**13,562**	**14,986**	**16,411**
Net interest income	**$ 14,775**	**$ 14,910**	**$ 14,883**
Dollar change from level	**$ (135)**		**$ (27)**
Percentage change from level	**(0.90)%**		**(0.18)%**
December 31, 2003:			
Prime rate	3.00%	4.00%	5.00%
Interest income	$ 30,903	$ 32,593	$ 33,828
Interest expense	12,224	12,904	14,282
Net interest income	$ 18,679	$ 19,689	$ 19,546
Dollar change from level	$ (1,010)		$ (143)
Percentage change from level	(5.13)%		(0.73)%

As shown above, in both a 100 basis point rising rate environment and 100 basis point falling rate environment, the net interest margin is projected to decrease minimally. These percent changes from a level rate scenario fall comfortably within Community Bank's ALCO policy limit of 10.00%.

The Company uses additional tools to manage interest rate sensitivity, and continually tries to manage and monitor its interest rate sensitivity. Attempting to manage the Company's interest rate sensitivity is a constant challenge in a changing interest rate environment and one of the objectives of the Company's asset/liability management strategy. The Company manages its interest rate sensitivity with monitoring tools such as GAP analysis, interest rate simulation modeling and forecasting, using both interest rate shocks and likely rate scenarios and, finally, analysis of the Company's economic value of equity.

Effects of Inflation

Inflation generally increases the cost of funds and operating overhead, and, to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the Company's assets and liabilities, as a financial institution, are monetary in nature. As a result, interest rates generally have a more significant impact on performance than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, low inflation or deflation generally has resulted in decreased interest rates. During 2004, the prime interest rate increased 125 basis points to 5.25% at December 31, 2004 from 4.00% at December 31, 2003.

In addition, inflation results in an increased cost of goods and services purchased, cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect the liquidity and earnings of our commercial banking and mortgage banking businesses, and our stockholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and increased interest rates would likely reduce our earnings from such activities. Although earnings from the sale of residential mortgage loans in the secondary market have been insignificant to the Company's earnings over the past two years, the income from the sale of residential mortgage loans in the secondary market could be reduced by inflationary effects.

Off-Balance Sheet Arrangements

As of December 31, 2004, we had no material unconditional purchase obligations that were not recorded on the balance sheet.

The Company in the normal course of business is party to credit related financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters–of-credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2004 and 2003, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
	2004	**2003**
	(in thousands)	
Commitments to grant loans	**$ 24,026**	$ 15,097
Standby letters of credit	**465**	194

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitments amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Standby letters-of-credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party. These letters-of-credit are primarily issued to support public and private borrowing arrangements. Almost all letters-of-credit issued by the Company have expiration dates within one year, but the majority is automatically renewable for the beneficiary. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company occasionally holds collateral supporting those commitments, and at December 31, 2004 and 2003 such collateral amounted to $122,880 and $90,180, respectively.

Contractual Obligations

The table below shows the Company's future contractual obligations as of December 31, 2004:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:					
FHLB long-term debt	$ 38,000,000	$ —	$ —	$ —	$ 38,000,000
Junior subordinated debt	10,310,000	—	—	—	10,310,000
Capitalized lease obligations	7,205,118	272,749	545,498	545,498	5,841,373
Operating lease obligations	1,902,291	469,283	710,038	414,729	308,241
Total	$ 57,417,409	$ 742,032	$ 1,255,536	$ 960,227	$ 54,459,614

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by Regulation S-X and by Item 302 of Regulation S-K are set forth in the pages listed below:

CARR, RIGGS & INGRAM, LLC

7550 Halcyon Summit Drive
Montgomery, AL 36117

P | 334 271 6678
F | 334 271 6697
www.cricpa.com

CRI
CARR
RIGGS &
INGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders Community Bancshares, Inc.:

We have audited the accompanying consolidated balance sheets of Community Bancshares, Inc. and subsidiaries (Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Bancshares, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their consolidated operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Carr, Riggs & Ingram, L.L.C.

Montgomery, Alabama
March 29, 2005

Community Bancshares, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2004	December 31, 2003
Assets		
Cash and due from banks	$ **33,669,110**	$ 27,323,304
Interest-bearing deposits in banks	**5,368,342**	3,306,916
Federal funds sold	**13,475,000**	14,290,000
Cash and cash equivalents	**52,512,452**	44,920,220
Securities available for sale	**147,167,933**	156,270,593
Loans held for sale	**—**	1,821,221
Loans, net of allowance for loan losses of $4,624,584 and $14,357,624	**295,754,943**	301,849,451
Capitalized lease receivable	**2,863,755**	2,959,818
Accrued interest receivable	**2,766,104**	3,260,957
Premises and equipment, net	**21,177,897**	22,796,143
Goodwill and other intangible assets, net	**2,366,107**	2,445,524
Foreclosed assets	**11,126,227**	6,945,494
Other assets	**17,688,360**	15,285,190
Total assets	$ **553,423,778**	$ 558,554,611
Liabilities and stockholders' equity		
Deposits:		
Noninterest-bearing	$ **70,279,948**	$ 56,255,701
Interest-bearing	**378,346,834**	397,689,888
Total deposits	**448,626,782**	453,945,589
Other short-term borrowings	**621,490**	600,000
FHLB long-term debt	**38,000,000**	38,000,000
Capitalized lease obligations	**3,893,234**	3,976,367
Other long-term debt	**—**	3,168,502
Trust preferred securities	**—**	10,000,000
Junior subordinated debentures	**10,310,000**	—
Accrued interest payable	**1,729,478**	4,248,861
Other liabilities	**7,366,030**	9,297,672
Total liabilities	**510,547,014**	523,236,991
Commitments and contingencies (Notes 13 and 15)		
Stockholders' equity		
Preferred stock (par value $.10 per share; 200,000 shares authorized; no shares issued or outstanding)	**—**	—
Common stock (par value $.10 per share; 20,000,000 shares authorized; 8,701,162 and 6,978,671 shares issued as of December 31, 2004 and 2003, respectively; 2,191,897 shares are exchangeable)	**870,116**	697,868
Additional paid-in-capital	**49,162,306**	40,996,918
Stock warrants outstanding	**242,524**	—
Treasury common stock, at cost (99,869 and 86,888 shares, as of December 31, 2004 and 2003, respectively)	**(980,428)**	(894,029)
Retained earnings (deficit)	**(1,899,382)**	(2,075,986)
Unearned ESOP common stock (106,092 and 123,111 shares as of December 31, 2004 and 2003, respectively)	**(1,571,058)**	(1,741,248)
Accumulated other comprehensive income (loss)	**(2,947,314)**	(1,665,903)
Total stockholders' equity	**42,876,764**	35,317,620
Total liabilities and stockholders' equity	$ **553,423,778**	$ 558,554,611

See accompanying summary of accounting policies and notes to consolidated financial statements

Community Bancshares, Inc. and Subsidiaries
Consolidated Statements of Operations

	Years ended December 31,		
	2004	**2003**	**2002**
Interest income:			
Loans, including fees	**$ 25,250,808**	$ 27,468,365	$ 33,505,597
Interest on investment securities:			
Taxable securities	**5,374,728**	4,861,422	6,280,795
Tax-exempt securities	**284,256**	341,729	455,769
Federal funds sold	**155,732**	255,118	386,050
Other	**235,914**	198,030	29,148
Total interest income	**31,301,438**	33,124,664	40,657,359
Interest expense:			
Deposits	**8,816,360**	10,337,974	13,352,690
Short-term borrowings	**3,667**	3,229	36,423
FHLB long-term debt	**2,290,955**	2,284,698	2,265,919
Capitalized lease obligations	**169,301**	165,713	224,846
Junior subordinated debentures	**1,296,227**	1,283,055	1,189,936
Other long-term debt	**49,706**	190,147	82,918
Total interest expense	**12,626,216**	14,264,816	17,152,732
Net interest income	**18,675,222**	18,859,848	23,504,627
Provision for loan losses	**987,439**	11,381,491	10,032,545
Net interest income, after provision for loan losses	**17,687,783**	7,478,357	13,472,082
Noninterest income:			
Service charges on deposits	**2,836,595**	2,610,900	2,949,665
Insurance commissions	**2,580,848**	2,048,840	2,237,051
Bank club dues	**350,102**	409,065	437,977
Debt cancellation fees	**(54,160)**	80,383	233,142
Securities gains, net	**193,124**	1,102,967	653,442
Other	**924,891**	761,909	934,242
Total noninterest income	**6,831,400**	7,014,064	7,445,519
Noninterest expense:			
Salaries and employee benefits	**12,822,567**	13,763,416	14,454,500
Occupancy	**2,283,492**	2,350,594	2,275,815
Furniture and equipment	**1,548,381**	1,541,945	1,650,657
Insurance	**1,230,663**	1,239,043	832,000
Director and committee fees	**368,850**	467,767	443,600
Professional services	**1,600,040**	4,398,346	3,271,173
Foreclosed assets, net	**589,997**	3,308,917	1,260,312
Disposal or impairment of assets, net	**246,343**	2,051,106	(214,614)
Litigation, fraud or burglary	**46,837**	2,537,483	560,871
Other	**3,728,516**	4,520,678	4,536,226
Total noninterest expense	**24,465,686**	36,179,295	29,070,540
Income (loss) from continuing operations before income taxes	**53,497**	(21,686,874)	(8,152,939)
Income taxes	**123,107**	8,586,926	3,129,806
Income (loss) from continuing operations	**176,604**	(13,099,948)	(5,023,133)

See accompanying summary of accounting policies and notes to consolidated financial statements

Community Bancshares, Inc. and Subsidiaries
Consolidated Statements of Operations - continued

	Years ended December 31,		
	2004	**2003**	**2002**
Discontinued operations:			
Income from operations of divested branches (2002 includes gain on disposal of $8,071,985)	—	—	8,504,062
Income taxes	—	—	(2,576,731)
Net income (loss)	**$ 176,604**	$ (13,099,948)	$ 904,198
Earnings (loss) per share – Income (loss) from continuing operations:			
Basic	**$ 0.02**	$ (2.79)	$ (1.08)
Diluted	**0.02**	(2.79)	(1.08)
Earnings (loss) per share – Net income (loss):			
Basic	**0.02**	(2.79)	0.19
Diluted	**0.02**	(2.79)	0.19

See accompanying summary of accounting policies and notes to consolidated financial statements

Community Bancshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 2004, 2003 and 2002

	Shares of Common Stock	*Common Stock*	*Additional Paid in Capital*	*Stock Warrant Outstanding*	*Treasury Common Stock*	*Retained Earnings*	*Unearned ESOP Common Stock*	*Accumulated Other Comprehensive Income (Loss)*	*Total*
Balance at December 31, 2001	4,808,331	$480,833	$30,753,008	—	$(396,768)	$ 10,119,764	$(2,317,902)	$ (244,102)	$ 38,394,833
Comprehensive income:									
Net income - 2002	—	—	—	—		904,198	—	—	904,198
Change in unrealized gain (loss) on securities available for sale net of reclassification adjustments and tax effect	—	—	—	—	—	—		1,757,132	1,757,132
Change in additional pension liability net of tax effect	—	—	—	—	—	—		(1,072,280)	(1,072,280)
Total comprehensive income									1,589,050
Reclassification adjustment for inventory of unreleased common stock	—	—	(65,094)	—	—		65,094	—	—
Common stock retired	(17,922)	(1,792)	—	—	—	—	—		(1,792)
Common stock issued in lieu of cash paid for directors' fees at $18 per share	19,680	1,968	194,833	—	—	—	—	—	196,801
Release of ESOP common stock	—	—	(75,885)	—	—	—	252,950		177,065
Treasury common stock acquired	—	—	—	—	(45,000)	—	—	—	(45,000)
Balance at December 31, 2002	4,810,089	481,009	30,806,862	—	(441,768)	11,023,962	(1,999,858)	440,750	40,310,957
Comprehensive income:									
Net loss - 2003	—	—	—	—		(13,099,948)	—		(13,099,948)
Change in unrealized gain (loss) on securities available for sale net of reclassification adjustments and tax effect	—	—	—	—	—	—	—	(2,115,156)	(2,115,156)
Change in additional pension liability net of tax effect	—	—	—	—	—	—		8,503	8,503
Total comprehensive loss									(15,206,601)
Issuance of common stock at $5.35 per share	2,151,552	215,156	11,295,653	—	—	—	—	—	11,510,809
Common stock issuance costs	—	—	(1,145,528)	—	—	—	—	—	(1,145,528)
Common stock issued in lieu of cash paid for directors' fees at $7.00 per share	17,030	1,703	117,514	—	—	—	—	—	119,217
Release of ESOP common stock	—	—	(77,583)	—	—	—	258,610	—	181,027
Treasury common stock acquired	—	—	—	—	(452,261)	—	—	—	(452,261)
Balance at December 31, 2003	**6,978,671**	**697,868**	**40,996,918**	**—**	**(894,029)**	**(2,075,986)**	**(1,741,248)**	**(1,665,903)**	**35,317,620**
Comprehensive income:									
Net income - 2004	**—**	**—**	**—**	**—**		**176,604**	**—**	**—**	**176,604**
Change in unrealized gain (loss) on securities available for sale net of reclassification adjustment and tax effect	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(795,642)**	**(795,642)**
Change in additional pension liability net of tax effect	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(485,769)**	**(485,769)**
Total comprehensive loss	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(1,104,807)**
Issuance of common stock at $5.35 per share	**1,586,771**	**158,676**	**8,330,549**	**—**	**—**	**—**	**—**	**—**	**8,489,225**
Common stock issuance costs	**—**	**—**	**(825,844)**	**242,524**	**—**	**—**	**—**	**—**	**(583,320)**
Common stock options exercised	**115,000**	**11,500**	**603,750**	**—**	**—**	**—**	**—**	**—**	**615,250**
Common stock issued in lieu of cash paid for directors' fees at $5.35 per share	**20,720**	**2,072**	**108,478**	**—**	**—**	**—**	**—**	**—**	**110,550**
Release of ESOP common stock	**—**	**—**	**(51,545)**	**—**	**—**	**—**	**170,190**	**—**	**118,645**
Treasury common stock acquired	**—**	**—**	**—**	**—**	**(86,399)**	**—**	**—**	**—**	**(86,399)**
Balance at December 31, 2004	**8,701,162**	**$870,116**	**$49,162,306**	**$242,524**	**$(980,428)**	**$ (1,899,382)**	**$(1,571,058)**	**$(2,947,314)**	**$ 42,876,764**

See accompanying summary of accounting policies and notes to consolidated financial statements

Community Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years ended December 31, 2004	2003	2002
Operating activities:			
Net income (loss)	$ **176,604**	$ (13,099,948)	$ 904,198
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Provision for loan losses	**987,439**	11,381,491	10,107,671
Depreciation and amortization	**1,637,726**	1,760,925	1,962,459
Net amortization of securities	**890,291**	999,262	350,461
Deferred tax (benefit) expense	**(123,107)**	(4,121,696)	(573,197)
Realized investment security gains	**(193,124)**	(1,102,967)	(653,442)
Gain on sale of branches	**—**	—	(8,071,985)
Loss (gain) on sale or impairment of premises and equipment	**(18,708)**	1,730,688	(214,614)
Realized losses on foreclosed assets	**589,997**	3,308,917	1,260,312
Decrease in accrued interest receivable	**494,853**	1,108,791	2,038,029
Increase (decrease) in accrued interest payable	**(2,519,383)**	626,096	(121,194)
Other	**(3,613,213)**	4,123,366	(5,195,659)
Net cash provided by (used in) operating activities	**(1,690,625)**	6,714,925	1,793,039
Investing activities:			
Proceeds from sales, calls and pay downs of securities available for sale	**72,199,900**	113,456,934	88,623,292
Proceeds from maturity of securities available for sale	**—**	18,400,000	15,000,000
Purchase of securities available for sale	**(65,120,478)**	(167,647,610)	(102,613,924)
Cash disbursed in settlement of branch divestitures	**—**	—	(32,054,765)
Loan originations and principal collections, net	**2,283,717**	28,147,440	37,327,124
Proceeds from sale of premises and equipment	**914,970**	135,492	1,561,134
Purchased additions to foreclosed assets	**(3,422,084)**	—	—
Additions to premises and equipment	**(836,325)**	(1,047,599)	(846,654)
Net proceeds from sale of foreclosed assets	**3,290,954**	3,323,079	982,581
Net cash provided by (used in) investing activities	9,310,654	(5,232,264)	7,978,788
Financing activities:			
Net increase (decrease) in demand deposits, NOW accounts, savings and time open deposit accounts	**15,546,854**	47,200,514	(2,598,896)
Net decrease in certificates of deposit	**(20,865,661)**	(52,718,729)	(16,563,095)
Net increase (decrease) in short-term borrowings	**21,490**	(1,125,133)	(2,634,794)
Decrease in capitalized lease obligations	**(83,133)**	(81,802)	(93,589)
Repayment of long-term debt	**(3,168,502)**	(409,185)	(911,848)
Issuance of common stock, net of transaction costs	**8,521,155**	10,365,281	—
Net cash provided by (used in) financing activities	**(27,797)**	3,230,946	(22,802,222)
Net change in cash and cash equivalents	**7,592,232**	4,713,607	(13,030,395)
Cash and cash equivalents, beginning of year	**44,920,220**	40,206,613	53,237,008
Cash and cash equivalents, end of year	$ **52,512,452**	$ 44,920,220	$ 40,206,613

See accompanying summary of accounting policies and notes to consolidated financial statements

Community Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows – continued

	Years ended December 31,		
	2004	2003	2002
Supplemental cash flow disclosures:			
Interest paid on deposits and borrowed funds	**$ 15,145,599**	$ 13,638,720	$ 17,929,967
Income taxes paid (refunded)	**—**	(1,376,570)	2,266,517
Schedule of non-cash investing and financing activities:			
Foreclosure of other real estate owned	**5,027,238**	6,911,778	4,867,504
Foreclosure of other assets	**959,648**	2,494,619	3,215,025
Loan charge-offs, net of recoveries	**10,720,479**	6,808,136	6,863,579

See accompanying summary of accounting policies and notes to consolidated financial statements

Note 1 – Summary of Significant Accounting Policies

Nature of Operations: Community Bancshares, Inc. and its subsidiaries (the "Company") provide a full range of banking services to individual and corporate customers in eleven counties in Alabama – Blount, Cullman, Dekalb, Etowah, Lauderdale, Limestone, Madison, Marshall, Morgan, Marion, Walker, Winston, Marengo, Perry, St. Clair and Talledega. Community Bancshares, Inc. conducts its operations through Community Funding Corporation and Community Bank and its subsidiaries, 1st Community Credit Corporation, Community Insurance Corp., Southern Select Insurance, Inc., and Community Appraisals, Inc. collectively (the "Bank").

Principles of Consolidation: The consolidated financial statements include the accounts of Community Bancshares, Inc. and its direct and indirect wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates: In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, contingency reserves and asset impairments.

Significant Group Concentrations of Credit Risk: Most of the Company's activities are with customers located within Alabama. Note 3 discusses the types of securities in which the Company invests and Note 4 discusses the types of lending in which the Company engages. The Company does not have any significant concentrations to any one industry or customer.

Cash and Cash Equivalents: For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits in banks and federal funds sold.

Securities: Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income or loss.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held For Sale: Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to the allowance for loan losses.

Mortgage loans held for sale are generally sold together with the related mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

Loans: The Company provides mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans in Alabama. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is generally discontinued at the time the loan is 90 days past due unless the credit is well secured and in process of collection. Personal loans are typically charged off no later than 180 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All current year interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. All prior year interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against the allowance for loan losses. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes that a loan balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For any such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component may be maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case by case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

Off-Balance Sheet Credit Related Financial Instruments: In the ordinary course of its business, the Company has entered into commitments to extend credit, including loan commitments, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Derivative Financial Instruments: On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value.

Interest Rate Swap Agreements:

For asset/liability management purposes, the Company may use interest rate swap agreements to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Such derivatives are used as part of the asset/liability management process and are linked to specific assets or liabilities, and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period.

From time to time, the Company may utilize interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate, a "cash flow hedge," and to convert a portion of its fixed rate loans to a variable rate, a "fair value hedge." Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

Under SFAS 133, the gain or loss on a derivative designated and qualifying as a fair value hedging instrument, as well as the offsetting gain or loss on the hedged item attributable to the risk being hedged, is recognized immediately in earnings in the same accounting period. The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized immediately in earnings.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair values of the hedged assets or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedged items due to the designated hedge risk during the term of the hedge. Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessment indicates derivatives no longer provide an effective hedge, then the derivatives contracts would be closed out and settled, or classified as a trading activity.

Beginning January 1, 2001, in accordance with SFAS 133, hedges of variable rate debt are accounted for as cash flow hedges, with changes in fair value recorded in derivative assets or liabilities and other comprehensive income. The net settlement (upon close out or termination) that offsets changes in the value of the hedged debt is deferred and amortized into net interest income over the life of the hedges debt. Hedges of fixed rate loans are accounted for as fair value hedges, with changes in fair value recorded in derivative assets or liabilities and loan interest income. The net settlement (upon close out or termination) that offsets changes in the value of the loans adjusts the basis of the loans and is deferred and amortized to loan interest income over the life of the loans. The portion, if any, of the net settlement amount that did not offset changes in the value of the hedged asset or liability is recognized immediately in noninterest income.

Cash flows resulting from the derivative financial instruments that are accounted for as hedges of assets and liabilities are classified in the cash flow statement in the same category as the cash flows of the items being hedged.

Foreclosed Assets: Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Premises and Equipment: Land is carried at cost. Building, furniture and equipment are stated at cost less accumulated depreciation generally computed using the straight-line method over the estimated useful lives of the assets.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes: The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recorded at currently enacted tax rates applicable to the period in which assets or liabilities are expected to be realized or settled. Deferred tax assets and liabilities are adjusted to reflect changes in statutory tax rates resulting in income adjustments in the period such changes are enacted.

Goodwill and Other Intangible Assets: Goodwill represents the excess of the costs of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that lack physical substance, but can be distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. On January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." Under the provisions of SFAS 142, goodwill and other intangible assets with indefinite useful lives will no longer be amortized, but instead are tested for impairment as of the date of adoption and at least annually. The standard also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and be reviewed for impairment if a triggering event occurs, as described by Statement of Financial Accounting Standard No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-lived Assets." Intangible assets that have finite lives continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing. All of the Company's other intangible assets have finite lives and are amortized on a straight-line basis over a 25 year period. Prior to the adoption of SFAS 142, the Company's goodwill was amortized over a period up to 25 years using the straight-line method or an accelerated method, as applicable.

Stock Compensation Plans: Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option program have no intrinsic value at the grant date, and under APB 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied utilizing the Black-Scholes valuation method. The pro forma disclosures include the effects of all unexpired awards granted. See Note 19. Effective July 1, 2005, the Company plans to adopt the provisions of SFAS 123R, which will require compensation expense to be recognized for share-based payment.

Earnings per Common Share: Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if potentially dilutive common shares and common stock equivalents had been issued, as well as any adjustment to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and warrants, and are determined using the treasury stock method.

Earnings per common share have been computed based on the following:

	Years ended December 31,		
	2004	**2003**	**2002**
Net income (loss)	$ **176,604**	$ (13,099,948)	$ 904,198
Less: preferred stock dividends	—	—	—
Net income (loss) applicable to common stock	$ **176,604**	$ (13,099,948)	$ 904,198
Weighted average number of common shares outstanding	**8,270,870**	4,695,380	4,642,182
Effect of dilutive common stock equivalents	**79,621**	—	—
Weighted average number of common shares outstanding used to calculate diluted earnings per common share	**8,350,491**	4,695,380	4,642,182

As of December 31, 2004, 874,500 antidilutive stock options were outstanding. These options could potentially dilute earnings per common share in the future.

Long-Lived Assets: The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amounts of the asset, an impairment loss is recognized. Long-lived assets and certain intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Compensated Absences: The Company has accrued a liability for employees' compensation for future absences under its 2004 vacation policy. This policy only applies to 2004 and obliges the Company to pay accrued vacation for employees attributable to services already rendered. Under the 2004 policy, an employee's unused vacation accumulated and was paid upon termination and was carried over at year end. At December 31, 2004, the Company accrued $222,000 of compensation expense. Beginning January 1, 2005, this vacation policy was abandoned so that no future expense would be incurred.

Debt Cancellation Contracts: The Company began issuing debt cancellation contracts on certain loans to customers as of October 1, 1995. The contract represents an agreement by the Company to cancel the debt of the borrower upon said borrower's death. The Company charges fees equivalent to that authorized by the state banking authorities and establishes a reserve account, from fees collected, to cover potential claims. The reserve for debt cancellation contracts totaled $163,459 and $269,862 at December 31, 2004 and 2003, respectively. As of December 31, 2004, the Company no longer sells debt cancellation contracts and therefore recognizes no associated revenue.

Advertising Costs: Advertising costs are expensed as incurred. Advertising costs were $119,000, $44,000 and $45,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Comprehensive Income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income, and related tax effects, are as follows:

	December 31, 2004	2003	2002
Unrealized holding gains on available for sale securities	**$ (1,132,945)**	$ (2,422,292)	$ 3,581,995
Reclassification adjustment for gains realized in income	**(193,124)**	(1,102,967)	(653,442)
Net unrealized gains	**(1,326,069)**	(3,525,259)	2,928,553
Tax effect	**530,427**	1,410,103	(1,171,421)
Net of tax amount	**(795,642)**	(2,115,156)	1,757,132
Additional minimum pension liability	**(809,615)**	76,057	(1,696,906)
Tax effect	**323,846**	(67,554)	624,626
Net of tax amount	**(485,769)**	8,503	(1,072,280)
	$ (1,281,411)	$ (2,106,653)	$ 684,852

The components of accumulated other comprehensive income, included in stockholders' equity, are as follows:

	December 31, 2004	2003	2002
Net unrealized gain (loss) on securities available for sale	**$ (2,329,612)**	$ (1,003,543)	$ 2,521,716
Tax effect	**931,845**	401,417	(1,008,686)
Net of tax amount	**(1,397,767)**	(602,126)	1,513,030
Additional pension minimum liability recognition	**(2,582,578)**	(1,772,963)	(1,696,906)
Tax effect	**1,033,031**	709,186	624,626
Net of tax amount	**(1,549,547)**	(1,063,777)	(1,072,280)
Accumulated other comprehensive income (loss)	**$ (2,947,314)**	$ (1,665,903)	$ 440,750

Reclassification: Certain amounts in 2003 and 2002 have been reclassified to conform to the 2004 presentation.

Recent Accounting Pronouncements:

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee, and requires disclosure about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. The recognition and measurement provisions of FIN 45 were effective on a prospective basis after December 31, 2002, and its adoption by the Company on January 1, 2002 has had no effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which establishes guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. FIN 46 requires a variable interest entity to be consolidated by a company if that company will absorb a majority of the expected losses, will receive a majority of the expected residual returns, or both. Transferors to qualified special-purpose entities ("QSPEs") and certain other interests in a QSPE are not subject to the requirements of FIN 46. On December 17, 2003, the FASB revised FIN 46 (FIN 46R) and deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004, however, for special-purpose entities the Company would be required to apply FIN 46 as of December 31, 2003. The Interpretation had no effect on the Company's consolidated financial statements.

In December 2003, the FASB issued a revision of FIN 46. The Revised Interpretation codifies both the proposed modifications and other decisions previously issued through certain FASB Staff Positions (FSPs) and supersedes the original Interpretation to include: (1) deferring the effective date of the Interpretation's provisions for certain variable interests, (2) providing additional scope exceptions for certain other variable interests, (3) clarifying the impact of troubled debt restructurings on the requirement to reconsider (a) whether an entity is a VIE or (b) which party is the primary beneficiary of a VIE, and (4) revising Appendix B of the Interpretation to provide additional guidance on what constitutes a variable interest. The revised Interpretation is effective for financial statements of periods ending after March 15, 2004. As discussed in Note 9 the Company adopted FIN 46 on March 31, 2004.

In December 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-3 ("SOP 03-3"), "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. SOP 03-3 does not apply to loans originated by the entity. SOP 03-3 limits the yield that may be accreted (accretable yield) to the excess of the investor's estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor's initial investment in the loan. SOP 03-3 requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual, or valuation allowance. SOP 03-3 prohibits investors from displaying accretable yield and nonaccretable difference in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life.

Decreases in cash flows expected to be collected should be recognized as impairment. SOP 03-3 prohibits "carrying over" or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The changes required by SOP 03-3 are not expected to have a material impact on results of operations, financial position, or liquidity of the Company.

In March 2004, the SEC issued Staff Accounting Bulletin ("SAB") 105, "Application of Accounting Principles to Loan Commitments," which addresses certain issues regarding the accounting for and disclosure of loan commitments relating to the origination of mortgage loans that will be held for resale. Such commitments are considered derivatives under the provisions of SFAS No. 133, as amended by SFAS No. 149, and are therefore required to be recorded at fair value. SAB 105 stipulates that, in recording those commitments, no consideration should be given to any expected future cash flows related to the associated servicing of the future loan. SAB 105 further stipulates that no other internally-developed intangible assets, such as customer relationship intangibles, should be recorded as part of the loan commitment derivative. SAB 105 requires disclosure of accounting policies for loan commitment derivatives, including methods and assumptions used to estimate fair value and any associated economic hedging strategies. The provisions of SAB 105 are effective for loan commitment derivatives that are entered into after March 31, 2004 and have not had a material impact on the Company's financial statements.

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary and Its Application to Certain Investments. The Issue applies to debt and equity securities within the scope of SFAS No. 115, certain debt and equity securities within the scope of SFAS No. 124, and equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method of accounting (i.e., cost method investments). Issue 03-1 outlines a three-step model for assessing other-than-temporary impairment. The model involves first determining whether an investment is impaired, then evaluating whether the impairment is other-than-temporary, and if it is, recognizing an impairment loss equal to the difference between the investment's cost and its fair value. The model was to be applied prospectively to all current and future investments in interim or annual reporting periods beginning after June 15, 2004. However, in September 2004 the FASB staff issued FASB Staff Position ("FSP") EITF Issue 03-1-1 which delayed the effective date for the measurement and recognition guidance contained in Issue 03-1. The guidance for analyzing securities for impairment will be effective with the final issuance of FSP EITF Issue 03-1-a. The disclosure guidance of Issue 03-1 remains effective and requires quantitative and qualitative disclosures for investments accounted for under SFAS No. 115 and SFAS No. 124 for the first annual reporting period ending after December 15, 2003. In addition, disclosures related to cost method investments are effective for annual reporting periods ending after June 15, 2004. Comparative information for the periods prior to the period of initial application is not required.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment ("SFAS 123R"), which is a revision of SFAS 123 and supersedes Opinion 25. The new standard, which will be effective for the Company in the third quarter of 2005, requires companies to recognize an expense in the statement of operations for the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation method. This expense will be recognized over the period during which an employee is required to provide service in exchange for the award. SFAS 123R carries forward guidance on accounting for awards with non-employees. If an equity award is modified after grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately prior to the modification. The Company is evaluating the impact on the Company's results of operations from adopting SFAS 123R, but expects it to be comparable to the pro forma effects of applying the original SFAS 123 (see Note 19).

Note 2 – Cash and Amounts Due From Banks

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2004 and 2003, these reserve balances amounted to $18,000 and $114,000, respectively. The bank also maintains deposits with the Federal Home Loan Bank of Atlanta of which $2.3 million and $0.9 million were pledged as collateral on the Bank's FHLB borrowing at December 31, 2004 and 2003, respectively.

Note 3 – Investment Securities

At December 31, 2004 and 2003, the Company's investment securities are categorized as available for sale and, as a result, are stated at their fair value based generally on quoted market prices. Unrealized holding gains and losses, net of applicable deferred taxes, are included as a component of stockholders' equity (accumulated other comprehensive income), until realized.

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2004:				
U. S. Government and agency securities	**$ 59,588,122**	**$ 20,557**	**$ 1,079,949**	**$ 58,528,730**
State and municipal securities	**5,453,567**	**—**	**—**	**5,453,567**
Mortgage-backed securities	**80,629,756**	**146,960**	**1,423,480**	**79,353,236**
Corporate Bonds	**1,000,000**	**6,300**	**—**	**1,006,300**
Federal Home Loan Bank stock	**2,826,100**	**—**	**—**	**2,826,100**
Total	**$ 149,497,545**	**$ 173,817**	**$ 2,503,429**	**$ 147,167,933**
As of December 31, 2003:				
U. S. Government and agency securities	$ 61,719,481	$ 240,279	$ 744,208	$ 61,215,552
State and municipal securities	6,525,328	61,457	159,279	6,427,506
Mortgage-backed securities	87,024,327	391,669	793,461	86,622,535
Federal Home Loan Bank stock	2,005,000	—	—	2,005,000
Total	$ 157,274,136	$ 693,405	$ 1,696,948	$ 156,270,593

An investment security issued by Hartselle Utilities is carried at a value of $4,306,481 and $4,497,973 at December 31, 2004 and 2003, respectively, which exceeds 10% of total stockholder's equity. The carrying value of securities pledged to secure public funds and other borrowings as required or permitted by law, were $124,038,074 and $125,511,671 at December 31, 2004 and 2003, respectively.

The amortized cost and fair value of available for sale securities by contractual maturity at December 31, 2004 are as follows:

	Amortized Cost	Fair Value
	(in thousands)	
Within one year or less	$ 10,245	$ 10,251
After one year through five years	99,848	98,157
After five years through ten years	25,268	24,797
After ten years	11,311	11,137
Other securities	2,826	2,826
Total	$ 149,498	$ 147,168

Mortgage-backed securities have been included in the maturity tables based upon the guaranteed payoff date of each security.

For the years ended December 31, 2004, 2003, and 2002, proceeds from sales of securities available for sale amounted to $43,411,006, $70,820,527 and $47,088,376, respectively. Gross realized gains and losses on available for sale securities for each of the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Gross realized gains	**$ 384,440**	$ 1,213,815	$ 670,565
Gross realized losses	**(191,316)**	(110,848)	(17,123)
Net realized gains	**193,124**	1,102,967	653,442
Related income taxes	**(77,250)**	(441,187)	(261,377)
Net realized gains after related income taxes	**$ 115,874**	$ 661,780	$ 392,065

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less than twelve months		Over twelve months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(in thousands)			
Debt securities:				
U.S. Government and federal agency	$ 291	$ 25,737	$ 789	$ 24,803
Mortgage-backed	671	31,101	752	39,985
Total securities available for sale	$ 962	$ 56,838	$ 1,541	$ 64,788

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2004, 30 securities in the Company's portfolio were in a loss position, but all 30 had an aggregate depreciation of less than 5% from the Company's amortized cost basis. In analyzing an issuer's financial condition, management considers the issuer of the securities (federal government or any government agency), whether downgrades by bond rating agencies have occurred, and industry analysts' reports. Because management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines in these securities are deemed to be other than temporary.

Note 4 – Loans

A summary of the balances of loans follows:

	December 31, 2004	December 31, 2003
Commercial, financial and agricultural	**$ 66,168,114**	$ 73,746,045
Real estate - construction	**4,701,915**	3,385,670
Real estate - mortgage	**177,785,565**	176,096,854
Installment loans to individuals	**51,603,327**	62,826,534
Unamortized premiums on loans	**121,815**	184,302
Unearned income	**(1,209)**	(32,330)
Total loans	**300,379,527**	316,207,075
Allowance for loan losses	**(4,624,584)**	(14,357,624)
Net loans	**$ 295,754,943**	$ 301,849,451

An analysis of the allowance for loan losses for each of the years ended December 31, 2004, 2003 and 2002, is as follows:

	2004	2003	2002
Balance at beginning of year	**$ 14,357,624**	$ 9,784,269	$ 7,292,370
Discontinued operations	**—**	—	(752,193)
Loans charged-off	**(8,097,201)**	(5,375,391)	(7,307,862)
Charge-offs arising from transfers of loans to held for sale	**(4,063,260)**	(1,896,469)	—
Recoveries of loans previously charged off	**1,439,982**	463,724	444,283
Provision for loan losses included in continuing operations	**987,439**	11,381,491	10,032,545
Provision for loan losses included in discontinued operations	**—**	—	75,126
Balance at end of year	**$ 4,624,584**	$ 14,357,624	$ 9,784,269

The Company pledges loans to the Federal Home Loan Bank of Atlanta ("FHLB") as collateral on its borrowing. At December 31, 2004 and 2003, the carrying value of loans pledged to the FHLB were $39.5 million and $42.5 million, respectively.

The following is a summary of information pertaining to impaired and nonaccrual loans:

	December 31, 2004	December 31, 2003
	(in thousands)	
Impaired loans without a valuation allowance	**$ —**	$ —
Impaired loans with a valuation allowance	**1,405**	14,601
Total impaired loans	**$ 1,405**	$ 14,601
Valuation allowance related to impaired loans	**$ 337**	$ 6,949
Total nonaccrual loans	**1,115**	14,138
Total loans past due ninety days or more and still accruing	**290**	611

	Years ended December 31, 2004	2003	2002
Average investment in impaired loans	**$ 9,476,857**	$ 14,114,000	$ 9,051,187

No additional funds are committed to be advanced in connection with impaired loans.

The amount of interest recognized on impaired loans during the portion of the year that they were impaired was not significant for either 2004, 2003 or 2002. If nonaccrual loans had performed in accordance with their original contractual terms, gross interest income on these loans would have been an estimated $0.6 million for the year ended December 31, 2004, compared to $0.9 million and $0.6 million for the years ended December 31, 2003 and 2002, respectively.

As of December 31, 2004 and 2003, total loans restructured from their original terms in a debt restructuring and in compliance with the terms of the new loan were $238,000 and $2,390,000, respectively.

Note 5 – Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment (includes premises and equipment held for sale) follows:

	December 31, 2004	December 31, 2003
Land	**$ 2,000,057**	$ 2,475,057
Bank premises	**20,070,470**	20,565,830
Furniture and fixtures	**9,218,345**	8,848,074
Automobiles	**705,430**	663,876
Leasehold improvements	**285,840**	262,538
	32,280,142	32,815,375
Accumulated depreciation	**(11,102,245)**	(10,019,232)
	$ 21,177,897	$ 22,796,143

Depreciation expense included in the consolidated statements of operations caption "occupancy expense" and "furniture and equipment expense" was $1,558,310, $1,681,509 and $1,823,520 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company capitalized no interest costs in 2004, 2003 or 2002.

During 2003, the Company assessed its branch offices and decided to dispose of certain office buildings. At December 31, 2003, three offices were classified as held for sale under SFAS 144 and were recorded at fair value less estimated costs to sell. Depreciation expense is not incurred while assets are classified as held for sale. A loss shall be recognized for subsequent decreases in fair value and a gain shall be recognized for subsequent increases in fair value, but not in excess of the cumulative loss previously recognized. A description of the facts and circumstances as well as the status of each disposal is set forth below.

Community Insurance owned a 12,000 square foot building located in Huntsville, Alabama. Community Insurance required only 6,000 to 7,000 square feet of space to operate and management decided to sell the building and either rent adequate space needed from the new owner or find another suitable space in Huntsville. The property was sold in early 2004 for $900,000, resulting in a gain of $50,000 which is included in disposal or impairment of assets, net on the company's 2004 consolidated statement of income. The Company leases office space from the new owner under an operating type lease.

Community Bank has a branch office in a Wal-Mart Superstore in Hartselle, Alabama. Marginal profitability led to management's decision to close the facility. Because Community Bank leases this facility, management decided in the fourth quarter of 2003 to abandon the office leaving the leasehold improvements attached to the facility. Management expected to abandon the property by June 30, 2004, but as of December 31, 2004 had not done so. Management determined that if another lessee could be found, the Bank could be released from its lease obligation. Community Bank continues to seek another lessee in order to leave the space.

Community Bank also has two branch offices in Demopolis, Alabama that are located within two miles of each other. Because of net losses in the Demopolis market, management decided to sell one location to reduce overhead expense. Management has attempted to sell the building throughout 2004. As of December 31, 2004, management reevaluated the use of this facility and decided to no longer operate a branch at the location. The branch will close on April 30, 2005. Management still believes the carrying value on the property is appropriate and will continue its efforts to sell the property at or above the carrying value in 2005.

A summary of premises and equipment held for sale as of December 31, 2003 and 2004 follows:

	Insurance Building		Hartselle Wal-Mart Leasehold Improvements		Demopolis Building
Cost	$	1,209,199	$	97,732	$ 824,981
Accumulated depreciation		(66,857)		(32,161)	(79,148)
Loss due to impairment from classification to held for sale		(292,342)		(65,571)	(570,484)
Carrying value, December 31, 2003		850,000		—	175,349
Sale of asset		(850,000)		—	—
Carrying value, December 31, 2004	$	—	$	—	$ 175,349

The losses due to impairments from classification to held for sale are included in the line item disposal or impairment of assets on the Company's consolidated statements of operations.

The Company installed a wide area network in the fourth quarter of 2003 which made a portion of its existing computer equipment unneeded. The Company recognized the remaining book value on this equipment as a loss on disposal or impairment of assets of $659,603.

Note 6 – Goodwill and Other Intangible Assets

Acquired nonamortizing goodwill and other intangible assets at December 31, 2004 are detailed as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Identifiable amortizing assets – core deposits	$ 1,985,413	$ 1,412,113	$ 573,300
Nonamortizing goodwill	2,851,372	1,058,565	1,792,807
Total acquired intangible asset	$ 4,836,785	$ 2,470,678	$ 2,366,107

The Company has finite-lived intangible assets capitalized on its balance sheet in the form of core deposits. Amortizable intangible assets at December 31, 2004 and 2003 are as follows:

	December 31,	
	2004	2003
Core deposits		
Gross carrying amount	**$ 1,985,413**	$ 1,985,413
Accumulated amortization	**(1,412,113)**	(1,332,696)
Net carrying amount	**$ 573,300**	$ 652,717

Amortization expense on finite-lived intangible assets for the periods ended December 31, 2004, 2003 and 2002 totaled $79,416, $79,416 and $104,734, respectively. Aggregate annual amortization expense of currently recorded core deposits and other intangibles is expected to be $79,417 for each year ended December 31, 2005 through 2009.

Note 7 – Deposits

The major classifications of deposits as of December 31, 2004 and 2003 were as follows:

	December 31,	
	2004	2003
Noninterest-bearing demand	**$ 70,279,948**	$ 56,255,701
Interest-bearing demand	**103,331,263**	106,705,747
Savings	**76,705,968**	71,808,877
Time	**133,988,850**	149,827,870
Certificates of deposit of $100,000 or more	**48,935,753**	53,962,394
Other time deposits	**15,385,000**	15,385,000
Total deposits	**$ 448,626,782**	$ 453,945,589

At December 31, 2004, the scheduled maturities of time deposits were as follows:

2005	$ 99,718,124
2006	17,701,980
2007	52,946,449
2008	12,932,078
2009	14,789,723
Thereafter	221,249
Total	$ 198,309,603

The Company reclassifies overdrawn demand deposits as loans. The aggregate amount of demand deposits reclassified as loans were $132,121 and $236,980 on December 31, 2004 and 2003, respectively.

Note 8 – Short-term Borrowings

Short-term borrowings at December 31, 2004 and 2003 consisted of the U.S. Treasury Tax and Loan Note Option account of $621,490 and $600,000, respectively. The Company had no federal funds purchased or overnight funds purchased at December 31, 2004 and 2003, but had $8,000,000 available lines from commercial banks to purchase federal funds of which $3,000,000 is unsecured and $5,000,000 is secured at year end 2004 and $5,000,000 available lines to purchase federal funds on a secured basis from a commercial bank at year end 2003.

Note 9 – Long-Term Debt

FHLB long-term debt:

Community Bank is a member of the Federal Home Loan Bank of Atlanta, or the "FHLBA," and, since 1999, has been approved to borrow up to $38.0 million under the FHLBA's "Convertible Advance Program." As of December 31, 2004, Community Bank had borrowed the entire $38.0 million available under this program. These borrowings accrue interest at a fixed rate of 5.93% per annum and have a final maturity of March 1, 2010. These borrowings are subject to a call feature upon every quarterly payment date during the life of the obligation. The first call date for this advance was March 1, 2001, and the advance has not been called to date. These borrowings are secured under a specific lien agreement on both qualifying mortgage instruments in Community Bank's loan portfolio and qualifying securities in the Banks investment portfolio. Under this lien agreement, in an "event of default," the FHLBA may declare all or any part of the indebtedness and accrued interest, including any prepayment fees, to be immediately due and payable. Included in the list of "events of default" is the situation where the FHLBA reasonably and in good faith determines that a "material adverse change" has occurred in the financial condition of Community Bank from that disclosed at the time of the making of any advance or from the condition of Community Bank as most recently disclosed to the FHLBA.

Other long-term debt:

On November 3, 1993, the Company's Employee Stock Ownership Plan, the "ESOP," borrowed $1.2 million from Colonial Bank to purchase shares of the Company's common stock, and the Company guaranteed all obligations of the ESOP under the ESOP loan. The ESOP loan was amended from time to time, including additional borrowings, but was paid off during the first quarter of 2004 with direct financing from the Company. The balance of the loan from Colonial Bank at December 31, 2003 was $1,758,291. See Note 18.

On October 4, 1994, the Company entered into a 20 year, subordinated installment capital note at a fixed annual rate of 7% due October 1, 2014 for the purchase of treasury stock. Monthly principal and interest payments were $15,506. The Company had the right to prepay the note at its sole discretion and paid the note in full in the second quarter of 2004. The balance of the note at December 31, 2003 was $1,410,211.

Trust preferred securities and junior subordinated debt:

The Company currently has one subsidiary business trust (Community (AL) Capital Trust I, the "Trust"), which has issued:

- $10,000,000 of preferred capital securities, or "trust preferred securities," representing undivided beneficial interests in the assets of the Trust, to a third party special purpose company, which in turn pooled the trust preferred securities together with similar securities of other issuers and sold certificates representing interests in that closed-end, unmanaged pool to investors; and the Trust used the proceeds from the sale of the trust preferred securities to the pool to purchase the debentures from the Company; and

- $310,000 of its common securities to the Company, which represent all of the Trust's outstanding common securities.

As guarantor, the Company unconditionally guarantees the payments of all amounts due on the trust preferred securities, which guarantee is limited to the extent the Trust has funds available for payment of distributions. The Company issued and sold to the Trust approximately $10,310,000 in aggregate principal amount of unsecured junior subordinated debentures, which were issued under an indenture, and which represent the sole assets of the Trust.

Both the debentures and the trust preferred securities accrue and pay interest semiannually at a rate of 10.875% per annum and have a maturity date of March 8, 2030, at which time the principal amount of the debentures becomes due and the trust preferred securities become mandatorily redeemable by the Company. When the Company makes payments to the Trust, as the holder of the debentures, the Trust, in turn, makes payments to the pool, as the holder of the trust preferred securities. The debentures represent the sole asset of the Trust.

The Company adopted FIN 46 as of March 31, 2004. As a result, the Company deconsolidated its special purpose trust which was formed for the issuance of trust preferred securities to outside investors, because the Company does not absorb a majority of the expected losses or residual returns of the trusts. The trust was previously consolidated because it is controlled by the Company through a majority voting interest. The effect of such deconsolidation, as portrayed in the following table, was 1) to remove the trust preferred securities from the consolidated balance sheet; 2) to recognize the Company's junior subordinated debt obligation to the special purpose trust; and 3) to recognize the Company's equity investment in the common stock of the special purpose trust. The junior subordinated debt obligation and equity investment was previously eliminated in consolidation. The equity investment, totaling $310,000, represents the Company's maximum exposure to loss as a result of its involvement with the special purpose trust. The adoption of FIN 46 had no impact on the Company's net income or earnings per share.

The following is a summary of the impact of the adoption of FIN 46 as it related to the Company's December 31, 2004 consolidated balance sheet:

	Balance Prior to Adjustment	Adjustments for FIN 46	Adjusted Balance
Other assets	$ 17,378,360	$ 310,000	$ 17,688,360
Trust preferred securities	10,000,000	(10,000,000)	—
Junior subordinated debentures	—	10,310,000	10,310,000

Under the terms of the indenture governing the debentures, the Company may elect to defer payments of interest due on the debentures for up to ten consecutive semiannual payment periods. The Company elected to defer the March 2002, September 2002, March 2003, September 2003 and March 2004 interest payments, but on September 8, 2004, the Company paid all deferred interest plus the accrued interest thereon totaling $3,739,490. As of December 31, 2003, the aggregate deferred interest payments plus accrued interest owed by the Company on the junior subordinated debentures was $2,784,617. The accrued interest payable balance on December 31, 2004 was $341,354.

The trust preferred securities are mandatorily redeemable upon their maturity, or upon their earlier redemption as provided in the indenture. Additionally, the Company has the right to redeem the debentures purchased by the Trust:

- in whole or in part, on or after, but not at any time before, March 8, 2010; and
- in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a "tax-event," "capital treatment event" or "investment company event," as those terms are defined in the indenture.

As specified in the indenture, if the debentures are redeemed prior to maturity, then the redemption price will be a percentage of the principal amount, ranging from 105.438% during the 12 months following March 8, 2010 to 100.00% following March 8, 2010, plus any accrued but unpaid interest due on the debentures at the time of redemption. If the debentures are redeemed prior to March 8, 2010 following a "tax event," "capital treatment event" or "investment company event," the redemption price will be the greater of (i) 100% of the principal amount of debentures redeemed, and (ii) the present value of the remaining principal and interest payments between the redemption date and March 8, 2010, plus, in either case, any accrued but unpaid interest due on the debentures at the time of redemption.

Note 10 – Income Taxes

The components of income tax expense (benefit) for each of the years ended December 31, 2004, 2003 and 2002 were:

	2004	2003	2002
Currently payable			
Federal	$ —	$ (3,632,143)	$ (50,736)
State	—	(833,087)	70,858
Deferred payable			
Federal	**(700,688)**	(3,673,253)	(394,480)
State	**577,581**	(448,443)	(178,717)
Total	**$ (123,107)**	$ (8,586,926)	$ (553,075)

The provision for income taxes is presented in the income statement as follows:

	Years ended December 31,		
	2004	2003	2002
Continuing operations	**$ (123,107)**	$ (8,586,926)	$ (3,129,806)
Discontinued operations	—	—	2,576,731
Total	**$ (123,107)**	$ (8,586,926)	$ (553,075)

Components of the Company's deferred tax assets were as follows:

	December 31,	
	2004	2003
Deferred tax assets		
Net unrealized losses (gains) on securities, available for sale	**$ 931,845**	$ 401,417
Pension expense and benefits	**526,776**	498,742
Provision for loan losses	**1,009,092**	4,597,793
Intangibles	**335,728**	470,039
Provision for debt cancellation	**59,941**	98,958
Construction overcharges	**550,187**	715,204
Net operating loss carryforward	**5,444,246**	61,517
Foreclosed assets	**624,637**	1,124,454
Minimum pension liability	**878,254**	733,456
Litigation reserves	**113,639**	928,054
Impaired assets	**209,196**	316,398
Total deferred tax assets	**10,683,541**	9,946,032
Deferred tax liabilities		
Net unrealized losses (gains) on securities, available for sale	—	—
Depreciation	**(763,139)**	(833,401)
Other	**(77,729)**	(68,291)
Total deferred tax liabilities	**(840,868)**	(901,692)
Net deferred tax asset	**$ 9,842,673**	$ 9,044,340

The net deferred tax asset is included as a component of other assets in the Company's consolidated balance sheet.

The provision for federal and state income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	December 31,	
	2004	2003
Federal statutory income tax rate at 34%	$ **18,189**	$ (7,373,537)
Tax exempt interest	**(126,434)**	(162,372)
Effect of state income taxes	**(40,864)**	(1,086,734)
Non-deductible expenses	**26,002**	35,717
Total	$ **(123,107)**	$ (8,586,926)

Tax effects of securities transactions resulted in an increase in income taxes for 2004, 2003 and 2002 of $77,250, $441,187 and $261,377, respectively.

At December 31, 2004 and 2003, the Company has available $14,922,333 and $0, respectively, in federal net operating loss carryforward, which will expire in 2024. The Company also has $14,234,876 and $1,663,584 for 2004 and 2003, respectively, in state net operating loss carryforwards that will expire in various years between 2019 and 2024.

Note 11 – Leases

The Company has operating lease agreements involving land and buildings. The operating leases are noncancellable and expire on various dates through the year 2018. The leases provide for renewal options and generally require the Company to pay maintenance, insurance and property taxes. Options to purchase are also included in some leases. For the years ended December 31, 2004, 2003, and 2002, rental expense for operating leases was approximately $463,000, $445,000 and $467,000, respectively.

During 2000, Community Bank entered into sale/leaseback arrangements on its Hamilton, Alabama and Boaz, Alabama bank locations. Due to the structure of these transactions, the leases qualified and have been accounted for under capitalized lease rules. On May 31, 2002, the purchaser of Community Bank's Marshall County branch offices assumed the Company's lease on the Boaz, Alabama location. The balances of the capitalized lease asset and capitalized lease obligation assumed by the purchaser were as follows:

Capitalized lease asset	$ 1,577,222
Accumulated depreciation	(157,722)
Net capitalized lease asset	$ 1,419,500
Capitalized lease obligation	$ 1,614,318

A gain of $194,818 was recognized in the year ended December 31, 2002 to account for the sale of the asset and the release of the obligation and is netted in "disposal or impairment of assets" on the Company's consolidated statements of operations.

The following is an analysis of the leased property located in Hamilton, Alabama on which the Company maintains a capital lease:

	Asset Balances at December 31,	
	2004	2003
Buildings	$ **3,727,903**	$ 3,727,903
Accumulated depreciation	**(569,541)**	(445,277)
	$ **3,158,362**	$ 3,282,626

The following is a schedule by year of future minimum lease payments under the capital lease and all other operating leases, together with the present value of the net minimum lease payments as of December 31, 2004:

	Total Operating	Capitalized
2005	$ 469,283	$ 272,749
2006	399,174	272,749
2007	310,864	272,749
2008	242,237	272,749
2009	172,492	272,749
Thereafter	308,241	5,841,373
Total minimum lease payments	$ 1,902,291	7,205,118
Amount representing interest		(3,311,884)
Present value of net minimum lease payments		$ 3,893,234

On May 31, 2002, the purchaser of Community Bank's Marshall County branch offices acquired the land, building and land improvements located in Albertville, Alabama under a sales type lease. The lease agreement calls for 60 payments of $14,000 per month beginning June 1, 2002. The lease ends on May 31, 2007 and is subject to options which give the right for the seller to require the purchaser to purchase the property and gives the right to the purchaser to require the seller to sell the property. The purchase price upon option by either party is $2,621,544. This lease/sale qualifies and is accounted for under capitalized lease rules.

The following is a schedule by year of the future minimum lease payments to be received by Community Bank together with the present value of the net minimum lease payments as of December 31, 2004:

2005	$ 168,000
2006	168,000
2007	2,691,591
Total minimum lease payments	3,027,591
Amount representing interest	(163,836)
Present value of net minimum lease payments	$ 2,863,755

Note 12 – Issuance of Common Stock

During the first quarter of 2004, the Company completed a private placement of its common stock, and upon its completion, the Company had sold 3,738,323 shares of its common stock at a price of $5.35 per share, resulting in net proceeds of approximately $18.3 million of which 1,586,771 shares for net proceeds of $7.9 million were sold during the first quarter of 2004. In addition, the Company granted to those investors who initially purchased shares in the offering prior to December 31, 2003 an option to exchange by December 31, 2008, in whole but not in part, the shares of the Company's common stock purchased in the offering for shares of the Company's newly designated Series 2003 noncumulative preferred stock.

The Series 2003 noncumulative preferred stock has a liquidation preference equal to the aggregate purchase price of the 2,191,897 shares of common stock initially purchased in the offering, and each whole share of the Series 2003 noncumulative preferred stock will have a liquidation preference of $500,000. The Series 2003 noncumulative preferred stock has, among other things, the following designations:

- The Series 2003 noncumulative preferred stock has terms consistent with the Company's Tier 1 capital treatment for regulatory purposes;
- The Series 2003 noncumulative preferred stock is noncumulative and is not entitled to the payment of, or otherwise accrue, any dividends;
- The Series 2003 noncumulative preferred stock is not entitled to the benefit of any sinking fund or similar arrangement;
- The Series 2003 noncumulative preferred stock has no preemptive, preferential or other right to purchase, subscribe for or convert into any other of the Company's securities;

- The Company is not required to purchase the shares of Series 2003 noncumulative preferred stock;
- Holders of the Series 2003 noncumulative preferred stock do not have registration rights requiring the Company to register the shares of the Series 2003 noncumulative preferred stock; and
- The Series 2003 noncumulative preferred stock has no voting power with respect to any Company matters, except in the case of a merger or a significant acquisition or sales transaction, in which case, the Series 2003 noncumulative preferred stock will be entitled to one vote per whole share, and will vote together, as one class, with the holders of our common stock.

The complete terms of the Series 2003 noncumulative preferred stock are set forth in the Certificate of Designation of the Series 2003 Noncumulative Preferred Stock of Community Bancshares, Inc., which the Company has filed with the Secretary of State of the State of Delaware as part of its Certificate of Incorporation.

Community Bank has advisory boards established in the various market it serves. These advisory directors are given the option to receive their fees in cash or stock. Common stock issued in lieu of cash advisory directors fees during 2004, 2003, and 2002 were 20,720 shares, 17,030 shares and 19,680 shares, respectively at fair market values of $110,550, $119,217 and $196,801, respectively on the issue date. Directors' fees are accrued when incurred and the aggregate fair market value of the shares issued is charged to accrued directors' fees when issued.

During the year end December 31, 2004, 115,000 stock options were exercised at various grant prices resulting in an increase to total stockholders' equity of $615,250. No stock options were exercised during 2003 or 2002.

Note 13 – Off-Balance Sheet Activities

Credit-Related Financial Instruments. The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2004 and 2003, the following financial instruments, with contract amounts representing credit risk, were outstanding:

	Contract Amount	
	2004	**2003**
	(in thousands)	
Commitments to grant loans	**$ 24,026**	$ 15,097
Standby letters of credit	**465**	194

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitments amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Standby letters-of-credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year, but the majority are automatically renewable for the beneficiary. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Company occasionally holds collateral supporting those commitments, and at December 31, 2004 and 2003 such collateral amounted to $122,880 and $90,180, respectively.

Note 14 – On-Balance Sheet Derivative Instruments and Hedging Activities

Derivative Financial Instruments

The Company has stand alone derivative financial instruments in the form of interest rate swap agreements, which derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Company's balance sheet as derivative assets and derivative liabilities.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. The Company controls the credit risk of its financial contract through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. The Company deals only with primary dealers.

Derivative instruments are generally either negotiated over-the-counter ("OTC") contracts or standardized contracts executed on a recognized exchange. Negotiated OTC derivative contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instruments, amount, exercise prices and maturity.

Risk Management Policies – Hedging Instruments

The primary focus of the Company's asset/liability management program is to monitor the sensitivity of the Company's net portfolio value and net income under varying interest rate scenarios to take steps to control its risks. On a quarterly basis, the Company simulates the net portfolio value and net income expected to be earned over a twelve-month period following the date of simulation. The simulations is based on a projection of market interest rates at varying levels and estimates the impact of such market rates on the levels of interest-earning assets and interest-bearing liabilities during the measurement period. Based upon the outcome of the simulation analysis, the Company considers the use of derivatives as a means of reducing the volatility of net portfolio value and projected net income within certain ranges of projected changes in interest rates. The Company evaluates the effectiveness of entering into any derivative instrument agreement by measuring the cost of such an agreement in relation to the reduction in net portfolio value and net income volatility within an assumed range of interest rates.

Interest Rate Risk Management – Fair Value Hedging Instruments

The Company has fixed and variable rate loans and deposits. Fixed-rate loans and deposits expose the Company to variability in their fair value due to changes in the level of interest rates. Management believes that it is prudent to limit the variability in the fair value of a portion of its fixed rate loans and deposits. It is the Company's objective to hedge the change in fair value of fixed rate loans and deposits at coverage levels that are appropriate, given anticipated or existing interest rate levels and other market considerations, as well as the relationship of change in this asset or liability to other assets or liabilities of the Company. To meet this objective, the Company may utilize interest rate swaps as an asset/liability management strategy to hedge the change in value of the loans and deposits due to changes in expected interest rate assumptions. These interest rate swap agreements are contracts to make or receive a series of floating rate payments in exchange for making or receiving a series of fixed rate payments. Although the Company at times may hedge the change in value of its fixed-rate loans and deposits, its hedge coverage ratio does not equate to 100%. The Company believes it is economically prudent to keep hedge coverage ratios at acceptable risk levels, which may vary depending on current and expected interest rate movement.

The Company entered into an interest rate swap in December 2003 to convert fixed rate long-term time deposits to a floating rate. The critical terms of the interest rate swap matches the terms of the corresponding time deposits. All components of the instruments gain or loss are considered in the assessment of hedge effectiveness. There were no fair-value hedging gains or losses as a result of hedge ineffectiveness recognized during 2004 or 2003. The Company recognized a decrease to interest expense of $298,901 and $22,618 for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the information pertaining to the outstanding interest rate swap agreement used to hedge fixed rate deposits is as follows:

	December 31, 2004	December 31, 2003
Notional amount	**$ 20,000,000**	$ 20,000,000
Weighted average pay rate	**3.88%**	3.6%
Weighted average receive rate	**5.43%**	5.43%
Weighted average maturity in years	**2.4**	3.4
Carrying Value	**$ (288,000)**	$ —

The agreement provides for the Company to make payments at a variable-rate determined by a specified index (three-month LIBOR) in exchange for receiving payments at a fixed-rate. No interest rate swap agreements were terminated prior to maturity in 2004 and 2003.

To reduce credit risk related to the use of both derivatives and credit-related financial instruments, the Company might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Company's credit evaluation of the counterparty. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Company is permitted to sell or re-pledge the collateral on short notice, the Company records the collateral in its balance sheet at fair value with a corresponding obligation to return it. There was no collateral recorded at December 31, 2004 and 2003.

Note 15 – Contingencies

Background

At a June 20, 2000, meeting of the board of directors of Community Bank, one of Community Bank's directors brought to the attention of the board of directors the total amount of money that Community Bank had paid to subcontractors in connection with the construction of a new Community Bank branch office in Guntersville, Alabama. Based upon the size of this amount, management commenced an investigation into these expenditures.

At the request of management, the architects and subcontractors involved in the construction project made presentations to the boards of directors of the Community Bancshares and Community Bank on July 15 and July 18, 2000, respectively. At the July 18, 2000 meeting of the board of directors of Community Bank, another director alleged that Community Bank had been overcharged by subcontractors on that construction project, as well as on another construction project that remained uncompleted at that time.

On July 18, 2000, the boards of directors of Community Bancshares and Community Bank appointed a joint committee comprised of independent directors to investigate these alleged overcharges. The joint committee retained independent legal counsel and an independent accounting firm to assist its investigation and has since made its report to the boards of directors.

Community Bank's directors who alleged the construction overcharges also informed bank regulatory agencies and law enforcement authorities of their concerns. These agencies and authorities conducted their own investigations into this matter. Based on its findings, the FDIC issued restitution and/or removal orders against Kennon R. Patterson, Sr., former Chairman and Chief Executive Officer of the Company and Community Bank, and Larry Bishop, former Vice President of Community Bank. These regulatory actions are still pending at this time. The board of directors of Community Bancshares and the board of directors of Community Bank terminated Kennon R. Patterson, Sr. on January 27, 2003, and the board of directors of Community Bank terminated Larry Bishop on February 6, 2003. On October 29, 2003, the United States Department of Justice announced the filing of a 25-count indictment against Messrs. Patterson and Bishop, and a construction contractor, in connection with a scheme to divest Community Bank's funds for Mr. Patterson's personal benefit. On November 14, 2003, Mr. Patterson informed Community Bancshares that he was taking a leave of absence from Community Bancshares' board of directors pending a resolution of the criminal charges against him. Mr. Patterson stated that he would not seek re-election to Community Bancshares' board of directors if the criminal charges were not resolved prior to the expiration of his current term in 2005. On June 24, 2004, at the annual meeting of stockholders, Mr. Patterson was removed as a director of the Company. On March 10, 2005, Mr. Patterson, Mr. Bishop and the construction contractor were convicted of conspiracy, bank fraud and causing false entries to be made in bank records. Mr. Patterson was also convicted of filing false income tax returns. Community Bancshares and Community Bank continue to seek recovery of all amounts owed by Mr. Patterson to Community Bank.

Patterson Litigation I

Plaintiffs: Kennon R. Patterson, Sr., Community Bancshares' former Chairman, President and Chief Executive Officer

Defendants: Community Bancshares, Community Bank, five of the directors of Community Bancshares and Community Bank, and Powell, Goldstein, Frazer and Murphy, LLP, as counsel to Community Bank's Audit Committee

On April 9, 2003, Mr. Patterson filed an adversary proceeding against the defendants in the United States Bankruptcy Court for the Northern District of Alabama in connection with his petition for protection under Chapter 11 of the United States Bankruptcy Code. Mr. Patterson's complaint:

- alleges that Community Bancshares breached its employment agreement with Mr. Patterson by terminating his employment on January 27, 2003 and failing to pay him for compensation and benefits that had accrued prior to his termination; and

- alleges that Community Bank, members of Community Bank's Audit Committee, the Audit Committee's independent counsel and Community Bancshares' current Chairman, President and Chief Executive Officer conspired to interfere with Mr. Patterson's contract and business relationship with Community Bancshares.

The suit seeks damages in excess of $150.0 million for, among other things, lost compensation and benefits, mental anguish, and damage to Mr. Patterson's reputation.

On May 9, 2003 the defendants filed a motion to dismiss the suit, and, on June 17, 2003, the court denied the motion to dismiss the suit as to Community Bancshares, Community Bank and the named directors. On July 7, 2003, those defendants filed a counterclaim against Mr. Patterson asserting that Mr. Patterson breached his employment agreement with Community Bancshares, engaged in fraudulent conduct, and converted property belonging to Community Bank to his personal use.

On January 12, 2004, the bankruptcy proceeding filed by Mr. Patterson was dismissed without prejudice. Community Bancshares, Community Bank and the individual defendants moved to dismiss the adversary proceeding in bankruptcy filed against them by Mr. Patterson. That motion was granted on July 26, 2004, and the adversary proceeding was dismissed.

Patterson Litigation II

Plaintiffs: Community Bancshares, Inc. and Community Bank

Defendants: Kennon R. Patterson, Sr., Community Bancshares' former Chairman, President and Chief Executive Officer

On September 14, 2004 Community Bancshares and Community Bank filed suit against Mr. Patterson in the Circuit Court of Blount County, Alabama in order to pursue those claims which had been asserted against him as counterclaims in the adversary proceeding in bankruptcy. Community Bancshares' and Community Bank's complaint:

- alleges that Mr. Patterson breached his employment agreement with Community Bancshares by failing to faithfully perform the duties assigned to him;
- alleges that Mr. Patterson made fraudulent misrepresentations to, or suppressed material information from, Community Bancshares and Community Bank and/or their officers, directors and agents concerning his bankruptcy, the release of mortgages which Community Bank held on his house, and payments made by Community Bancshares and Community Bank to companies owned by Mr. Patterson and members of his family;
- alleges that Mr. Patterson removed property belonging to Community Bancshares and Community Bank following the termination of his employment; and
- alleges that Mr. Patterson breached a duty of loyalty and other fiduciary duties owed to Community Bancshares and Community Bank.

On October 18, 2004 Mr. Patterson filed an answer and counterclaim against Community Bancshares and Community Bank. Mr. Patterson's counterclaim:

- alleges that Community Bancshares breached its employment agreement with Mr. Patterson by terminating his employment;
- alleges that Community Bancshares failed to pay to Mr. Patterson compensation and benefits of $2.4 million which had allegedly accrued prior to the termination of his employment;
- alleges that Community Bank intentionally interfered with the employment contract between Mr. Patterson and Community Bancshares by instigating, promoting, assisting in and participating in the termination of Mr. Patterson's employment agreement; and
- alleges that Community Bancshares falsely represented to Mr. Patterson that his employment would not be terminated until March 31, 2008.

On January 25, 2005 Mr. Patterson filed a third-party complaint in this lawsuit against R.B. Jackson, Jimmie Trotter, Glynn Debter, John J. Lewis, Jr., Patrick M. Frawley and Powell, Goldstein, Frazer & Murphy, LLP. The third-party complaint alleges that Messrs. Jackson, Trotter, Debter and Lewis, as members of Community Bank's Audit Committee, Powell, Goldstein, Frazier & Murphy, LLP, as the independent counsel for Community Bank's Audit Committee, and Mr. Frawley, acting individually and in concert with one another, interfered with Mr. Patterson's employment agreement with Community Bancshares.

Patterson Litigation III

Plaintiffs: Community Bancshares, Inc. Employee Stock Ownership Plan (the "ESOP") and North Star Trust Company, as Trustee of the ESOP

Defendants: Kennon R. Patterson, Sr., Community Bancshares' former Chairman, President and Chief Executive Officer

On March 15, 2004 the Employee Stock Ownership Plan, or "ESOP," of Community Bancshares, together with the ESOP trustee, North Star Trust Company, filed suit against Mr. Patterson in the United States District Court for the Northern District of Alabama. The ESOP's complaint:

- alleges that Mr. Patterson breached his fiduciary duty to the ESOP by engaging in activities which adversely affected the value of the Community Bancshares stock held by the ESOP and concealing information with respect to those activities from other ESOP fiduciaries; and
- seeks a declaratory judgment that Mr. Patterson is not entitled to a distribution of his accrued benefits in the ESOP and that such benefits may be held and used to offset the damages which the ESOP suffered as a result of Mr. Patterson's alleged breach of fiduciary duty.

On July 7, 2004 the Court denied Mr. Patterson's motion to dismiss the case. On or about July 23, 2004 Mr. Patterson filed a counterclaim seeking a judgment that he is entitled to benefits from the ESOP and declaratory and injunctive relief compelling the payment of such benefits. On July 26, 2004 the Court, at Mr. Patterson's request, stayed discovery in the case pending Mr. Patterson's trial on criminal charges.

Patterson Litigation IV

Plaintiff: Kennon R. Patterson, Sr.
Defendant: Community Bancshares, Inc. Benefit Restoration Plan

On February 17, 2005, Mr. Patterson filed suit in the United States District Court for the Northern District of Alabama to compel payment of his accrued benefits under the Community Bancshares, Inc. Benefit Restoration Plan, a nonqualified supplemental retirement plan. The complaint seeks a judgment against the plan and an order compelling the payment of benefits.

Benson Litigation

Plaintiffs: M. Lewis Benson, Doris E. Benson, John M. Packard, Jr. and Andy C. Mann, four of Community Bancshares' stockholders

Defendants: Community Bancshares, Community Bank, certain of the present and former directors of Community Bancshares and Community Bank, an employee of Community Bank and two construction subcontractors previously hired by the Company

On July 21, 2000, the plaintiffs filed a lawsuit, styled as a stockholder derivative suit, in the state Circuit Court of Marshall County, Alabama against the defendants, relating to alleged overcharges in construction costs. At the time, these charges were being investigated by a joint committee of the boards of directors of Community Bancshares and Community Bank.

The complaint:

- alleges that the directors, officers and employee named as defendants (i) breached their fiduciary duties, (ii) failed to properly supervise officers and agents of Community Bancshares and Community Bank, and (iii) permitted waste of corporate assets by permitting the subcontractor defendants to overcharge Community Bank in connection with the construction of two new Community Bank branch offices, and to perform the construction work without written contracts, budgets, performance guarantees and assurances of indemnification;
- alleges that Kennon R. Patterson, Sr., the Company's former Chairman, President and Chief Executive Officer, breached his fiduciary duties by permitting the two named subcontractors to overcharge for work performed on the two construction projects in exchange for discounted charges for work these subcontractors performed in connection with the construction of Mr. Patterson's residence;
- alleges that the director defendants knew or should have known of this alleged arrangement between Mr. Patterson and the subcontractors; and

- alleges that Mr. Patterson, the Community Bank employee and the two subcontractor defendants made false representations and suppressed information about the overcharges and arrangement between Mr. Patterson and the subcontractors.

On August 15, 2000, the plaintiffs filed an amended complaint that generally reiterates the allegations of the original complaint, and further:

- alleges that the Bank was overcharged on all construction projects from January 1997 to the present; and
- alleges that the defendants breached their fiduciary duties and are guilty of gross financial mismanagement, including making or approving loans and taking improper actions to conceal the fact that the loans were uncollectible.

On September 18, 2000, the plaintiffs filed a second amended complaint generally reiterating the allegations of the original and first amended complaints, and further:

- alleging that the plaintiffs were improperly denied their rights to inspect and copy certain records of Community Bancshares and Community Bank; and
- alleging that the directors of Community Bancshares abdicated their roles as directors either by express agreement or as a result of wantonness and gross negligence.

The second amended complaint further asserts that the counts involving inspection of corporate records and director abdication are individual, non-derivative claims. The second amended complaint seeks, on behalf of Community Bancshares, an unspecified amount of compensatory damages in excess of $1.0 million, punitive damages, disgorgement of improperly paid profits and appropriate equitable relief. Upon a motion of the defendants, the case was transferred to the state Circuit Court in Blount County, Alabama by order dated September 21, 2000, as amended on October 12, 2000.

Tentative settlements of the lawsuit were announced in November 2002, August 2003 and November 2003 but were not finalized.

On January 31, 2005, the Circuit Court of Blount County, Alabama approved a pro tanto settlement of the Benson and Packard derivative lawsuits. Pursuant to the pro tanto settlement, Community Bancshares and Community Bank received $625,000 and the defendants who were current or former directors or officers of Community Bancshares or Community Bank, except for Kennon R. Patterson, Sr., were dismissed from the lawsuits. Community Bancshares and Community Bank have been realigned as plaintiffs in the lawsuits against the remaining defendants.

Packard Derivative Litigation

<u>Plaintiffs:</u> M. Lewis Benson, Doris E. Benson, John M. Packard, Jr. and Andy C. Mann, four of Community Bancshares' stockholders

<u>Defendants:</u> Sheffield Electrical Contractors, Inc., Steve Sheffield, Jay Bolden, Dudley, Hopton-Jones, Sims & Freeman, PLLP, Glynn C. Debter, Kennon R. Patterson, Jr., Robert O. Summerford, Jimmie A. Trotter, John L. Lewis, Jr., Merritt M. Robbins, Stacey W. Mann, B. K. Walker, Jr., Denny Kelly, Roy B. Jackson, Loy D. McGruder, and Hodge Patterson

On April 4, 2003, the plaintiffs, which are the same as in the Benson case described above, filed a derivative action against the defendants. This action, while stemming from the same facts alleged in the Benson Litigation, is based not upon what the director-defendants "did (and did not do) before learning of the over billing [sic.] allegations against Mr. Patterson in July 2000" but, instead, is based upon "what they have done (and failed to do) after the filing of the Benson lawsuit – that is, after they learned of the allegations against Mr. Patterson in July 2000."

On June 18, 2003, the Circuit Court of Jefferson County, Alabama granted the motion filed by Community Bancshares, Community Bank and most of the individual defendants to transfer the suit to the Circuit Court of Blount County, Alabama.

On or about October 1, 2003, one of the defendants, Dudley, Hopton-Jones, Sims & Freeman, PLLP, formerly the certified public accountants and outside auditors for Community Bancshares and Community Bank, filed a cross-claim against Community Bank, Community Bancshares, Glynn C. Debter, Kennon R. Patterson, Jr., Robert O. Summerford, Jimmie A. Trotter, John L. Lewis, Jr., Merritt M. Robbins, Stacey W. Mann, B. K. Walker, Jr., Denny Kelly, Roy B. Jackson, Loy D. McGruder, and Hodge Patterson, all of whom are directors or former directors of Community Bancshares and/or Community Bank. The cross-claim demands "compensatory damages, interest, and costs, including the amount of any adverse judgment entered in this cause" against Dudley, Hopton-Jones. Punitive damages are also demanded in some counts. The basis for the claims is common law indemnity, contractual indemnity, negligence, misrepresentation, suppression, and concealment of material facts, and, civil conspiracy.

On November 11, 2003 Community Bancshares, Community Bank, and certain individual defendants entered into an agreement to settle this case, which was not finalized.

On January 31, 2005, the Circuit Court of Blount County, Alabama approved a pro tanto settlement of the Benson and Packard derivative lawsuits. Pursuant to the pro tanto settlement, Community Bancshares and Community Bank received $625,000 and the defendants who were current or former directors or officers of Community Bancshares or Community Bank, except for Kennon R. Patterson, Sr., were dismissed from the lawsuits. Community Bancshares and Community Bank have been realigned as plaintiffs in the lawsuits against the remaining defendants.

Fidelity Bond Litigation

Plaintiffs:	Community Bancshares and Community Bank
Defendant:	Travelers Casualty & Surety Company of America
Third-Party Defendants:	Certain present and former directors of Community Bancshares and Community Bank, a former officer of Community Bank, and two accounting firms formerly engaged by Community Bancshares

On August 20, 2004, Community Bancshares and Community Bank filed suit in the Circuit Court of Blount County, Alabama against Travelers Casualty & Surety Company of America, issuer of a financial institution fidelity bond purchased by Community Bancshares and Community Bank. The complaint:

- alleges that Travelers breached its contract with Community Bancshares and Community Bank by failing to pay a claim related to employee dishonesty in connection with the construction of Mr. Patterson's house; and
- seeks a declaratory judgment to the effect that Community Bancshares and Community Bank are entitled to the full amount of the claim, and that Travelers is not entitled to subrogation of the claims of Community Bancshares and Community Bank against certain individual defendants in the Benson derivative litigation.

On October 19, 2004, Travelers filed a third-party complaint against certain present and former directors of Community Bancshares and Community Bank, a former officer of Community Bank, and two accounting firms which were formerly engaged by Community Bancshares. The third-party complaint:

- alleges that the individual defendants breached a duty of loyalty, duty of care, duty of fair dealing and other duties to Community Bancshares and Community Bank in connection with their actions and/or their failure to act with respect to the construction overcharges and other related matters;
- alleges that the individual defendants wasted assets of Community Bank by agreeing to excessive construction payments and making certain other expenditures;
- alleges that the director defendants permitted certain insiders of Community Bank to receive loans from Community Bank which involved more than the normal risk of repayment or presented other unfavorable features in violation of Alabama banking law;
- alleges that the director defendants abdicated their role as board members by not supervising the actions of Mr. Patterson;
- alleges that Mr. Patterson and Larry Bishop made false representations and/or suppressed material information concerning construction projects and certain Community Bank loans;
- alleges that the director defendants, Mr. Patterson and Mr. Bishop all conspired to commit the alleged wrongs stated above;
- alleges that the accounting firms breached a duty of care and committed malpractice in negligently auditing Community Bancshares and Community Bank during the time when the construction overcharges and other alleged improprieties occurred; and
- seeks damages from the third-party defendants equal to the amount of Community Bancshares' and Community Bank's claim against Travelers under the financial institution fidelity bond.

On October 1, 2004, Travelers filed a notice that the case was being removed from the Circuit Court of Blount County, Alabama to the United States District Court for the Northern District of Alabama. On October 28, 2004, Community Bancshares and Community Bank filed a motion to remand the case to the Circuit Court of Blount County.

On December 21, 2004, the parties settled this litigation. Pursuant to the settlement, Community Bank received a payment of $450,000.

Lending Acts Litigation

Plaintiffs: William Alston, Murphy Howard, and Jason Tittle

Defendants: Community Bancshares, Community Bank, Holsombeck Motors, Inc., Lee Brown d/b/a Alabama Bond & Investigation a/k/a ABI Recovery, Chris Holmes d/b/a Alabama Bond & Investigation a/k/a ABI Recovery, Regina Holsombeck, Kennon "Ken" Patterson, Sr., Hodge Patterson, James Timothy "Tim" Hodge, Ernie Stephens, and the State of Alabama Department of Revenue

On October 11, 2002, the plaintiffs filed a class action against the defendants alleging that Community Bank and others conspired or used extortionate methods to effect a lending scheme of "churning phantom loans," and that profits from the scheme were used to secure an interest in and/or to invest in an enterprise that affects interstate commerce. The plaintiffs specifically allege that Community Bank used various methods to get uneducated customers with fair to poor credit to sign numerous "phantom loans" when the customers only intended to sign for one loan. Claims include racketeering activity within the meaning of the Racketeer Influenced and Corrupt Organizations Act of 1970, conspiracy, spoliation, conversion, negligence, wantonness, outrage, and civil conspiracy.

On or about February 17, 2004, an amended complaint was filed in this lending acts litigation. The amended complaint, which completely replaces the original complaint, omits class action and racketeering claims and alleges violations of the Truth in Lending Act and Regulation Z of the Federal Reserve Board in addition to conversion, negligence, outrage, suppression, fraud and misrepresentation, trespass, conspiracy and failure to provide notice before disposition of collateral for loans. On April 2, 2004, eighty-one individuals, most of whom were formerly members of the purported class in the lending acts litigation filed by William Alston, filed suit against Community Bancshares, Community Bank and a former Community Bank employee in the Circuit Court of Jefferson County, Alabama. This suit claims that the defendants injured the plaintiffs, primarily in connection with lending at Community Bank's office in Double Springs, Alabama, by wrongfully taking property, committing fraud, furnishing inaccurate information to credit reporting agencies, negligently hiring, training and supervising employees, negligently handling customer accounts, altering loan documents and failing to honor oral and written contracts with the plaintiffs.

On February 2, 2005, Community Bancshares and Community Bank settled the claims of Mr. Alston and Mr. Howard for amounts which are not material to the financial statements of Community Bancshares.

Employee Litigation

Plaintiffs: Bishop K. Walker, Jr., former Senior Executive Vice President and General Counsel of Community Bancshares, and his wife, Wanda Walker, and Denny G. Kelly, former President of Community Bank, and his wife, Arlene Kelly

Defendants: Community Bancshares, Community Bank, Kennon R. Patterson, Sr., and a number of unidentified defendants

On May 5, 2003, the plaintiffs filed separate suits in the Circuit Court of Blount County, Alabama, against the defendants alleging that they were induced to retire based upon misrepresentations made by Kennon R. Patterson, Sr., who at the time was Community Bancshares' Chairman, President and Chief Executive Officer. The plaintiffs claim that Mr. Patterson's actions constituted fraud, promissory fraud, fraudulent suppression, fraud in the inducement, deceit, fraudulent deceit, negligence, recklessness, wantonness and breach of contract. The complaints seek an unspecified amount of compensatory and punitive damages.

On October 23, 2003 Community Bancshares and Community Bank filed counterclaims against Mr. Walker and Mr. Kelly seeking repayment of amounts paid to them as part of a severance arrangement and, in the case of Mr. Kelly, amounts owed to Community Bank in connection with the two loans from Community Bank to Mr. Kelly.

Mr. Kelly and Mr. Walker each filed an amended complaint on or about April 20, 2004. The amended complaints add Mrs. Kelly and Mrs. Walker as parties plaintiff and allege that representations were made by the defendants to Mrs. Kelly and Mrs. Walker that the defendants would purchase their personal and jointly owned stock of the Company. The complaints assert that the defendants' failure to purchase such stock constitutes promissory fraud, fraudulent misrepresentation, fraudulent suppression, negligence and/or wantonness. Mr. Walker's amended complaint also seeks damages based on Community Bank's refusal to accept a deed in lieu of foreclosure on Mr. Walker's home. On June 15, 2004, Community Bank amended its counterclaim against Mr. Walker to recover a loan deficiency balance following Community Bank's foreclosure on Mr. Walker's home.

Other Litigation

In addition to the foregoing, Community Bancshares and its affiliates also are from time to time parties to other legal proceedings arising in the ordinary course of Community Bancshares' business. Community Bancshares presently believes that, other than the litigation discussed above, there is no other litigation to which Community Bancshares or its affiliates presently are subject that, if such litigation were to result in an outcome unfavorable to Community Bancshares, would, individually or in the aggregate, have a material adverse effect on Community Bancshares' financial condition or results of operations.

Community Bancshares' Certificate of Incorporation and Bylaws provide that, in certain circumstances, Community Bancshares will indemnify its directors and officers, and, provided such persons acted in accordance with the standards set forth in the Delaware General Corporation Law and Community Bancshares' organizational documents, advance expenses to its directors and officers in connection with investigations and proceedings in connection with their service as officers and directors of Community Bancshares.

Contingency Losses

In all claims against the Company, management has assessed where losses are both probable and can be reasonably estimated. As a result of this assessment, the Company accrued $2,500,000 for gross possible losses during 2003. As of December 31, 2004, $309,896 of this reserve remained and is reported in other liabilities on the Company's balance sheet. Management believes this reserve is warranted based on the status of pending settlements. The difference of $2,190,014 was the result of settlement agreements reached during 2004.

Note 16 – Regulatory Matters and Restrictions

Dividends paid by Community Bank are the primary source of funds available to the Company for debt repayment, payment of dividends to its stockholders and other needs. Certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. Under Alabama law, the approval of the Alabama Superintendent of Banks is required to pay dividends in excess of Community Bank's net earnings for the current year plus retained net earnings for the preceding two years less any required transfers to surplus.

No dividends were declared or paid in 2004 or 2003. The payment of dividends on common stock is subject to the prior payment of principal and interest on the Company's long-term debt, maintenance of sufficient earnings and capital of the subsidiaries, and to regulatory restrictions.

On April 9, 2001, the Board of Directors entered into a Memorandum of Understanding (the "Memorandum") with the Federal Reserve Bank of Atlanta (the "Reserve Bank"), which outlined actions to be taken by the Company to address concerns identified by the Reserve Bank. One provision of the agreement calls for the Company to maintain a Tier 1 leverage ratio of at least 6.5% while the Memorandum is in effect and to notify the Federal Reserve Bank if the Company anticipates the ratio to fall below that level by the end of any calendar quarter. This Memorandum was amended twice on March 8, 2002 relating to prohibitions on distributions on subordinated debentures and trust preferred securities without prior regulatory approval, and on November 27, 2002, relating to prohibitions on amending or initiating compensation arrangements with employees, officers or other directors.

On March 5, 2002, Community Bank adopted a Safety and Soundness Compliance Plan ("Plan") at the request of the FDIC and the Alabama State Banking Department. Under the Plan, the Bank's Board committed to maintain a Tier 1 leverage ratio of at least 7% and to obtain prior approval of the regulators before paying any dividends.

Both the Company and the Bank are in compliance with the Tier 1 leverage ratios requirements under the Memorandum and the Plan as of December 31, 2004 and December 31, 2003.

On December 10, 2002, the Board of Directors of Community Bank entered into an agreement with the Alabama State Banking Department. The agreement provided that the Board of Directors would take certain actions regarding (i) an investigation into payments made in connection with several construction projects of Community Bank, (ii) approval and management of payments and loans involving directors, officers and employees and (iii) expense controls and review of financial statements.

On March 22, 2003, an order to Cease and Desist ("the Order") became effective between the Board of Directors at Community Bank and the FDIC. Pursuant to the Order, the board of Community Bank has agreed to cease and desist from conduct giving rise to the rated deficiencies relating to the supervision over management of Community Bank, supervision and control of lending to insiders and accurate maintenance of Community Bank's books and records and to:

- develop a written plan specifying the responsibilities and lines of authority for Community Bank's executive officers and outlining internal controls to ensure compliance with the plan;
- refrain from making, renewing or modifying any loans to current or former officers or directors without prior approval of the FDIC and the Alabama State Banking Department;
- amend the Bank's books and records to reflect the actual value of the Bank's premise and fixed assets; and
- supply a copy of the Order to the Company and provide the Company with a summary of the Order for inclusion in the Company's next stockholder communication.

Community Bank and the Company believe it has materially complied with all regulatory orders and restrictions.

The Company (on a consolidated basis) and Community Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Community Bank's financial statements. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Community Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Company and Community Bank has met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the FDIC categorized Community Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables..There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and Community Bank's actual capital amounts and ratios as of December 31, 2004 and 2003 are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2004:						
Total risk based capital to risk weighted assets:						
Consolidated	**$ 56,019**	**17.06%**	**$ 26,265**	**8.00%**	**$ 32,831**	**10.00%**
Community Bank	**49,573**	**15.42**	**25,712**	**8.00**	**32,141**	**10.00**
Tier 1 capital to risk weighted assets:						
Consolidated	**51,909**	**15.81**	**13,132**	**4.00**	**19,699**	**6.00**
Community Bank	**45,548**	**14.17**	**12,856**	**4.00**	**19,284**	**6.00**
Tier 1 capital to average assets:						
Consolidated	**51,909**	**9.58**	**21,674**	**4.00**	**27,093**	**5.00**
Community Bank	**45,548**	**8.47**	**21,517**	**4.00**	**26,896**	**5.00**
As of December 31, 2003:						
Total risk based capital to risk weighted assets:						
Consolidated	$ 48,423	14.52%	$ 26,688	8.00%	$ 33,360	10.00%
Community Bank	46,919	14.10	26,626	8.00	33,282	10.00
Tier 1 capital to risk weighted assets:						
Consolidated	44,127	13.23	13,344	4.00	20,016	6.00
Community Bank	42,633	12.81	13,313	4.00	19,969	6.00
Tier 1 capital to average assets:						
Consolidated	44,127	7.96	22,172	4.00	27,715	5.00
Community Bank	42,633	7.72	22,086	4.00	27,608	5.00

Note 17 – Pension Plan

The Company has a defined benefit pension plan (the "Pension Plan") that provides retirement and disability benefits for substantially all employees of the Company and its subsidiaries, and death benefits for their beneficiaries. An employee will become a participant in the Pension Plan on January 1 or July 1 after completing 12 months of employment during which the employee works at least 1,000 hours. All employees are eligible to become participants in the Pension Plan regardless of age on the date they begin employment.

Benefits under the Pension Plan depend upon a participant's years of credited service with the Company or any of its subsidiaries and his or her average monthly earnings for the highest five consecutive years out of the participants final 10 years of employment. An employee who becomes a participant on or after January 1, 1996 will not be vested in any benefit until he or she completes five years of service, at which time the employee will be 100% vested. An employee who became a participant before January 1, 1996, is 20% vested in his accrued benefits after completion of two years of service, 40% vested after three years of service, 60% vested after four years of service and becomes fully vested upon completion of five years of service. An employee who completes ten years of service and attains age 55 is eligible for early retirement benefits. Plan assets consist primarily of corporate stocks and bonds.

The Company contributes amounts to the Pension Plan sufficient to satisfy funding requirements of the Employee Retirement Income Security Act.

Effective January 1, 1995, the Company established a nonqualified benefit plan for certain key executives called the Community Bancshares, Inc. Benefit Restoration Plan, the purpose of which is to provide the amount of the benefit which would otherwise be paid under the Pension Plan, but which cannot be paid under that plan due to the limitations imposed by the Internal Revenue Code of 1986, as amended.

Effective December 31, 2003, the Company froze both the Pension Plan and the Benefit Restoration Plan. Benefits accrued as of the date of the freeze will be paid to employees when eligible, but no future benefits will be accrued as long as the plans remain frozen.

The following tables set forth the funding status and the amount recognized for both the Pension Plan and the Benefit Restoration Plan in the Company's consolidated balance sheets and consolidated statements of operations.

Pension Plan:

	December 31,	
	2004	**2003**
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 8,977,556**	$ 8,863,893
Service cost	**—**	587,074
Interest cost	**536,058**	591,409
Actuarial (gain) or loss	**476,840**	1,268,998
Benefits paid	**(374,052)**	(320,817)
Plan amendments	**—**	19,240
Curtailment	**—**	(2,032,241)
Projected benefit obligation at end of year	**$ 9,616,402**	$ 8,977,556
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ 6,922,553**	$ 5,222,922
Actual return on plan assets	**370,002**	1,190,512
Employer contribution	**783,061**	829,866
Benefits paid from plan assets	**(374,052)**	(320,747)
Fair value of plan assets at end of year	**$ 7,701,564**	$ 6,922,553
Funded status of plan:		
Funded status of plan – surplus (deficit)	**$ (1,914,838)**	$ (2,055,003)
Unrecognized actuarial (gain) or loss	**2,195,637**	1,580,026
Net amount recognized at end of year	**$ 280,799**	$ (474,977)

Amounts recognized in the balance sheet consists of:

	2004	2003
Accumulated benefit obligation	**$ 9,616,402**	$ 8,977,556
Fair value of assets	**7,701,564**	6,922,553
Unfunded accumulated benefit obligation	**1,914,838**	2,055,003
Accrued benefit asset (liability)	**(1,914,838)**	(2,055,003)
Additional liability	**2,195,637**	1,580,026
Accumulated other comprehensive income	**2,195,637**	1,580,026
Other comprehensive income due to change in additional minimum liability recognition	**615,611**	(116,880)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

Projected benefit obligation	**$ 9,616,402**	$ 8,977,556
Accumulated benefit obligation	**9,616,402**	8,977,556
Fair value of plan assets	**7,701,564**	6,922,553

Weighted average assumptions used in determining the benefit obligations:

Discount rate used to determine present value of projected benefit obligation at end of year	**5.75%**	6.00%
Rate of compensation increase	**N/A**	N/A

Components of Pension Plan net periodic benefit cost:

	Years ended December 31,		
	2004	2003	2002
Service cost	**$ —**	$ 587,074	$ 506,164
Interest cost on earned benefit obligations	**536,058**	591,409	535,797
Estimated return on plan assets	**(547,270)**	(546,776)	(512,128)
Amortization of prior service cost	**—**	22,237	22,237
Amortization of transitional obligation (asset)	**—**	—	(3,794)
Amortization of net experience (gain) loss	**38,497**	63,597	—
Net periodic pension cost	**27,285**	717,541	548,276
Curtailment	**—**	166,213	75,572
Cost of vesting	**—**	19,240	—
Total net periodic pension costs	**$ 27,285**	$ 902,994	$ 623,848
Weighted average assumptions used in determining pension costs:			
Discount rate	**6.00%**	6.75%	7.25%
Expected rate of return on plan assets for the year	**7.00**	7.50	7.50
Rate of compensation increase	**N/A**	5.00	5.00

The long-term expected rate of return for determining net periodic Pension Plan cost for the fiscal year ending 2004 (7.00%) was chosen by the Company from a best estimate range based upon the anticipated long-term returns and long-term volatility for asset categories based on the target asset allocation of the Pension Plan.

The Company's Pension Plan weighted average asset allocations at December 31, 2004 and 2003:

	Percentage of Pension Plan Assets at December 31,			
	2004	2003	Long-term target	Range
Asset Category:				
Cash and equivalents	**2.6%**	5.6%	5.0%	0.15%
Equity securities	**59.7**	63.7	60.0	50-70
Debt securities	**37.7**	30.7	35.0	30-50
Total	**100.0%**	100.0%	100.0%	

The overall investment objective of the Pension Plan is to meet the long-term benefit obligations accrued under the Pension Plan through investment in a diversified mix of equity and fixed income securities. The investment portfolio will be diversified to comply with fiduciary standards set forth under ERISA.

Long-term asset allocation targets and ranges are based on historical risk and return characteristics of the capital markets, plan objective and plan investment time horizon. Shorter term asset allocation strategies, executed within the guidelines of the investment policy take into consideration plan liquidity needs and current and expected market conditions.

The investment portfolio utilizes mutual funds to facilitate investment in each of the asset classes and sectors. The fixed income mutual funds currently utilized in the portfolio have objectives and exhibit characteristics in aggregate of intermediate and short-term maturity/duration securities. Certain individual issues within these funds will have a maturity/duration longer than what is typically considered short-term or intermediate. The current fixed income allocation is approximately 90% intermediate and 10% short-term. Over the long-term the fixed income portfolio would be expected to exhibit characteristics of the aggregate bond market.

Benefit Restoration Plan:

	December 31,	
	2004	**2003**
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 2,298,127**	$ 2,580,630
Service cost	**—**	26,299
Interest cost	**144,095**	154,415
Actuarial (gain) or loss	**197,148**	(46,713)
Benefits paid	**(58,378)**	(52,421)
Curtailment	**—**	(364,083)
Projected benefit obligation at end of year	**$ 2,580,992**	$ 2,298,127
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ —**	$ —
Actual return on plan assets	**—**	—
Employer contribution	**58,378**	52,421
Benefits paid from plan assets	**(58,378)**	(52,421)
Fair value of plan assets at end of year	**$ —**	$ —
Funded status of plan:		
Funded status of plan – surplus (deficit)	**$ (2,580,992)**	$ (2,298,127)
Unrecognized actuarial (gain) or loss	**386,941**	192,937
Unrecognized prior service cost	**—**	—
Net amount recognized at end of year	**$ (2,194,051)**	$ (2,105,190)
Amounts recognized in the balance sheet consists of:		
Accumulated benefit obligation	**$ 2,580,992**	$ 2,298,127
Fair value of assets	**—**	—
Unfunded accumulated benefit obligation	**2,580,992**	2,298,127
Accrued benefit asset (liability)	**(2,580,992)**	(2,298,127)
Additional liability	**386,941**	192,937
Accumulated other comprehensive income	**386,941**	192,937
Other comprehensive income due to change in additional minimum liability recognition	**194,004**	192,937
Information for Benefit Restoration Plan with an accumulated benefit obligation in excess of plan assets:		
Projected benefit obligation	**$ 2,580,992**	$ 2,298,127
Accumulated benefit obligation	**2,580,992**	2,298,127
Fair value of plan assets	**—**	—
Weighted average assumptions used in determining the benefit obligations:		
Discount rate used to determine present value of projected benefit obligation at end of year	**5.75%**	6.00%
Rate of compensation increase	**N/A**	N/A

Components of Benefit Restoration Plan net periodic benefit cost:

	Years ended December 31,		
	2004	2003	2002
Service cost	$ —	$ 26,299	$ 97,129
Interest cost on earned benefit obligations	**144,095**	154,415	157,344
Amortization of prior service cost	—	245	245
Amortization of net experience (gain) loss	**3,144**	12,077	27,024
Net periodic pension cost	**147,239**	193,036	281,742
Curtailment	—	201	—
Total net periodic pension costs	**$ 147,239**	$ 193,237	$ 281,742
Weighted average assumptions used in determining pension costs:			
Discount rate	**6.00%**	6.75%	7.25%
Expected rate of return on plan assets for the year	**N/A**	N/A	N/A
Rate of compensation increase	**N/A**	5.00	5.00

Note 18 – Employee Stock Ownership Plan

The Company adopted the ESOP effective as of January 1, 1985, which enables eligible employees of the Company and its subsidiaries to own Company common stock. An employee becomes a participant in the ESOP on June 30 or December 31 after completing 12 months of employment during which the employee is credited with 1,000 or more hours of service. Contributions to the ESOP are made at the discretion of the Company's board of directors, but may not be less than the amount required to cover the debt service on the ESOP loan. Employer contributions are allocated to eligible participants in proportion to their compensation, which equals W-2 wages plus pre-tax reductions for the Company's cafeteria plan. The Internal Revenue Code imposes a limit ($205,000 in 2004) on the amount of compensation which may be considered under the ESOP.

On November 3, 1993, the ESOP borrowed $1.2 million from Colonial Bank to purchase shares of the Company's common stock, and the Company guaranteed all obligations of the ESOP under this ESOP loan. The ESOP loan has been amended from time to time, including additional borrowings, but was paid off during the first quarter of 2004 with direct financing from the Company. As the ESOP note is paid, the Company releases shares from the pledge, and these shares are allocated to ESOP participants annually.

The Company's loan to the ESOP bears interest at a floating rate at the prime rate of interest. As of December 31, 2004, the interest rate on the note was 5.25%. Principal and interest payments on the ESOP loan are due monthly through November 16, 2010, with the remaining principal and interest, if any, due upon that date. The ESOP loan may be prepaid in whole or in part without penalty under the loan agreement. The Company makes contributions to the ESOP that enables the ESOP to make payments due under the ESOP loan and to make cash distributions to eligible participants. Under Statement of Position No. 93-6 ("SOP 93-6"), "Employer's Accounting for Employee Stock Ownership Plans", employers that sponsor an ESOP with an employer loan should not report the ESOP's note payable and the employer's note receivable in the employer's balance sheet, nor should interest cost or interest income be recognized on the employer loan. The Company has followed SOP 93-6 accordingly. The principal balance of the Company's loan to the ESOP at December 31, 2004, was $1,545,525.

Dividends paid on released ESOP shares are credited to the accounts of the participants to whom the shares are allocated. Dividends on unreleased shares may be used to repay debt associated with the ESOP or treated as other income of the ESOP and allocated to the participants. No dividends were paid in 2003 or 2004.

At December 31, 2003, the Company's financial statements reflected long-term debt related to the ESOP of $1,758,291. The corresponding contra-equity account was $1,741,248 at December 31, 2003. At December 31, 2004, the Company's financial statements reflected no long-term debt related to the ESOP. The contra-equity account was $1,571,058 at December 31, 2004.

Compensation costs recognized amounted to $287,395, $708,827 and $374,565 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 19 – Stock Compensation Plans

The Company occasionally grants stock options to purchase the Company's common stock to officers and directors. The options have been granted at a strike price equivalent to the deemed current fair value of the Company's common stock on the grant date and have a maximum term of five years. Vesting is immediate. Most options with a per share exercise price at or above $7.00 do not expire following an officer or director's termination. Options with a per share exercise price below $7.00 terminate at various times ranging from 60 days to one year following an officer or director's termination. As of December 31, 2004, the Company had outstanding options held by officers and directors to purchase an aggregate of 1,437,000 shares of the Company's common stock. On February 20, 2004, upon closing of its private placement of common stock, the Company granted to the placement agent in that offering a warrant ("the warrant") to purchase 140,187 shares of the Company's common stock at a per share exercise price of $5.89. The warrant expires on February 20, 2008, and until that date, may be exercised either in cash or pursuant to a "cashless exercise."

The following sets forth certain information regarding stock options for the years ended December 31, 2002, 2003 and 2004:

	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2001	576,605	$ 14.37
Granted, year ended December 31, 2002	340,000	7.00
Expired, year ended December 31, 2002	(86,067)	15.74
Balance, December 31, 2002	830,538	11.00
Granted, year ended December 31, 2003	639,000	7.00
Expired, year ended December 31, 2003	(537,038)	11.57
Balance, December 31, 2003	932,500	8.12
Granted, year ended December 31, 2004	**902,687**	**5.51**
Exercised, year ended December 31, 2004	**(115,000)**	**5.35**
Expired, year ended December 31, 2004	**(143,000)**	**11.47**
Balance, December 31, 2004	**1,577,187**	**6.52**

Exercise Prices	Number	Expiration Date	Options Exercisable
Options with exercise price of $7.00	604,000	2008	604,000
Options with exercise price of $7.00	142,500	2007	142,500
Options with exercise price of $10.00	88,000	2006	88,000
Options with exercise price of $18.00	5,000	2005	5,000
Options with exercise price of $5.35	512,500	2009	512,500
Options with exercise price of $5.50	50,000	2009	50,000
Options with exercise price of $5.89 (warrant)	140,187	2008	140,187
Options with exercise price of $7.00	30,000	2009	30,000
Options with exercise price of $7.05	5,000	2009	5,000
Total outstanding, December 31, 2004	1,577,187		1,577,187

The Company permits option holders to tender previously owned shares in lieu of cash to pay the exercise price for shares acquired through option exercise. This technique results in an increase in the number of shares outstanding with little or no increase in capital account balances. No option holders tendered shares during 2004, 2003 or 2002.

The Company accounts for its stock based compensation in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations. Generally, stock based compensation expense is not reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. In accordance with Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Company has recorded the warrant to purchase 140,187 shares of the Company's common stock, which was issued at the fair value of the Company's common stock, using the Black-Scholes model to determine a fair value of $1.73 per share. Since the warrants were issued as compensation for services rendered for the common stock issuance, the charge for the options resulted in a decrease to additional paid in capital of $242,524.

Since the Company's options granted in 2004, 2003 and 2002 vest immediately, for purposes of pro forma disclosure, the compensation expense related to these options has been recognized in the year granted. The Company's pro forma information, after giving effect to the deduction for stock-based employee compensation expenses determined under fair value based method for all awards, net of tax, is as follows:

	Years ended December 31,		
	2004	**2003**	**2002**
Net Income:			
As reported	$ **176,604**	$ (13,099,948)	$ 904,198
Deducts:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	**(1,018,165)**	(887,795)	(406,164)
Pro forma net income (loss)	$ **(841,561)**	$ (13,987,743)	$ 498,034
Basic earnings (loss) per share:			
As reported	$ **0.02**	$ (2.79)	$ 0.19
Pro forma	**(0.10)**	(2.98)	0.11
Diluted earnings (loss) per share:			
As reported	**0.02**	(2.79)	0.19
Pro forma	**(0.10)**	(2.98)	0.11

The weighted average per share fair values of options granted to employees during 2004, 2003 and 2002 were $2.17, $2.11 and $1.81, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	2004	**2003**	**2002**
Dividend yield	**0%**	0%	0%
Expected volatility	**.403**	.283	.232
Risk free interest rate	**3.16%**	3.26%	2.63%
Expected life (in years)	**5**	5	5

Community Bank has advisory director boards established in the various markets it serves. These advisory directors are given the option to receive their fees in cash or stock. Common stock issued in lieu of cash for advisory directors' fees is summarized as follows:

	2004	**2003**	**2002**
Shares issued	**20,720**	17,030	19,680
Fair market value on issue date	$ **110,550**	$ 119,217	$ 196,801

The aggregate fair market value of the shares issued was charged to expense in each respective period.

Note 20 – Related Party Transactions

Loans: The Company, through Community Bank, also offers first mortgage real estate loans on the primary residence, at a rate of 5%, to employees who are required to relocate in the course of their employment. As of December 31, 2004 and 2003, executive officers and directors of the Company and executive officers of Community Bank and its subsidiaries, including members of their immediate families and related interests, had relocation loans outstanding with total indebtedness of approximately $490,371 and $506,134, respectively. Other loans to directors and executive officers originated in the normal course of business amounted to $1,310,489 and $1,480,088 at December 31, 2004 and 2003, respectively.

At December 31, 2003, Community Bank had a real estate loan in the amount of $5,372,050 outstanding to Mr. Kennon R. Patterson, Sr., the former Chairman, President and Chief Executive Officer of the Company, and the former Chairman and Chief Executive Officer of Community Bank. The loan bore interest at rate equal to 4.00% per annum and matured unpaid on January 29, 2003. In connection with Mr. Patterson's bankruptcy filing during 2003, Community Bank reclassified this loan to nonaccrual status and charged-off all accrued interest totaling $222,050 on February 4, 2003. The outstanding principal balance of the loan remained at $5,150,000 until December 8, 2004 when the Bank foreclosed on the loan and charged off $2,150,000. During 2004, the highest principal balance outstanding for this loan was $5,150,000.

In June 2000, Community Bank loaned $1,696,576 to Debter Properties, LLC, an Alabama limited liability company ("Debter") of which a director of the Company is a member, to fund the purchase from Community Bank of the real property in which Community Bank's Boaz, Alabama office was located. Concurrently with this loan and the purchase of the real property, Community Bank entered into a lease agreement, as the tenant, with Debter to lease back this real property from Debter. On May 31, 2002, Community Bank sold its Boaz, Alabama office to Peoples Bank of North Alabama which assumed the loan to Debter and Community Bank's obligations under the lease.

Deposits: The total deposits of our executive officers and directors, including savings, checking and time deposits, were $603,618 and $1,932,197 at December 31, 2004 and 2003, respectively.

Accounting Services: The Company previously engaged the accounting firm of Schauer, Taylor, Cox, Vise and Morgan, P.C. to perform certain accounting services. Doug Schauer, a member of the firm, is Kennon R. Patterson, Sr.'s son-in-law. Services performed by Schauer, Taylor, Cox, Vise and Morgan, P.C. for the Company in 2003, 2002 and 2001 have been limited to preparation of the Company's quarterly tax accruals, preparation and filing the Company's federal and state tax returns, consultation regarding interpretation and application of accounting standards and EDGAR services in connection with the Company's filings with the Securities and Exchange Commission. The Company ended all engagements with the firm during 2003. The Company and its subsidiaries paid Schauer, Taylor, Cox, Vise and Morgan, P.C. $59,114 and $102,684 for services rendered during 2003 and 2002, respectively. No payments to the firm were made in 2004.

Leases: In June 2000, Community Bank entered into a capital lease agreement, as the tenant, with Debter pursuant to which Community Bank leased the real property in which Community Bank's Boaz, Alabama office is located. Mr. Glynn Debter, a director of the Company, is a member of Debter. In connection with the lease agreement, Community Bank loaned funds to Debter to finance its purchase of the real property from Community Bank. Both the lease and the loan were sold to the purchaser of the Marshall County offices on May 31, 2002. The monthly rent on this lease was an amount equal to the monthly debt amortization of funds which the lessor borrowed to purchase the leased property. Lease payments to Debter during 2002 totaled approximately $55,679.

Note 21 – Other Operating Expenses

Other operating expenses consisted of the following:

	Years ended December 31,		
	2004	**2003**	**2002**
Amortization of intangibles, other	**$ 79,416**	$ 79,416	$ 76,797
Supplies	**526,053**	571,924	590,276
Postage	**306,813**	294,918	288,924
Telephone	**853,492**	691,058	598,190
Courier services	**304,133**	313,753	364,141
ATM expense	**151,528**	123,523	164,881
Holding costs on other real estate owned	**327,621**	297,177	252,827
Provision for debt cancellation	**(41,362)**	103,807	306,611
Other	**1,220,822**	2,045,102	1,893,579
	$ 3,728,516	$ 4,520,678	$ 4,536,226

Note 22 – Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate fair values.

Securities: Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of similar securities.

Loan receivables: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term borrowings: The fair values of the Company's long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Derivative financial instruments: Fair values for interest rate swap agreements are based upon the amounts required to settle the contracts. Fair values for on-balance-sheet commitments to originate loans held for sale are based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also consider the difference between current levels of interest rates and the committed rates.

Commitments to extend credit and standby letters of credit: The fair value of commitments and letters of credit is estimated to be approximately the same as the notional amount of the related commitment.

The estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial assets				
Cash and cash equivalents	**$ 52,512**	**$ 52,512**	$ 44,290	$ 44,290
Securities	**147,168**	**147,168**	156,271	156,271
Loans and capitalized lease receivable, net	**298,619**	**296,498**	306,630	310,126
Accrued interest receivable	**2,766**	**2,766**	3,261	3,261
Total financial assets	**$ 501,065**	**$ 498,944**	$ 510,452	$ 513,948
Financial liabilities				
Deposits	**$ 448,627**	**$ 449,872**	$ 453,946	$ 467,563
Short-term borrowings	**621**	**621**	600	600
Long-term debt and capitalized lease obligation	**52,203**	**59,629**	55,145	62,221
Accrued interest payable	**1,729**	**1,729**	4,249	4,249
Total financial liabilities	**$ 503,180**	**$ 511,851**	$ 513,940	$ 534,633
Off-balance sheet credit related financial instruments:				
Commitments to grant loans	**$ 24,026**	**$ 24,026**	$ 15,097	$ 15,097
Standby letters of credit	**465**	**465**	194	194
Interest rate swap agreement	**(288)**	**(288)**	—	—

Note 23 – Subsequent Events

On January 31, 2005, the Circuit Court of Blount County, Alabama approved a pro tanto settlement of the Benson and Packard derivative lawsuits. Pursuant to the pro tanto settlement, Community Bancshares and Community Bank received a total of $625,000, and the defendants who were current or former directors or officers of Community Bancshares or Community Bank, except for Kennon R. Patterson, Sr., were dismissed from the lawsuits. Community Bancshares and Community Bank have been realigned as plaintiffs in the lawsuits against the remaining defendants.

On March 14, 2005, under sealed bids, Community Funding contracted to sell 240 acres of land located in Royal, Alabama, which was acquired in the Kennon R. Patterson, Sr. foreclosure, but is unattached to Heritage Valley Farms. Community Funding has contracted to sell this property to the highest bidder for $600,000. The purchaser, a member of the Board of Directors, has requested a loan from the bank for 65% of the purchase price. We anticipate making the loan under terms and conditions similar to those given to our other customers.

During March 2005, as referred to in Note 16, we were notified that all regulatory memoranda, agreements, plans and orders to which we previously had been subject had been terminated.

Note 24 – Discontinued Operations

During 2002, Community Bank consummated the sale of the following branch offices: two Pulaski, Tennessee locations on March 31, 2002; two DeKalb County, Alabama locations on May 3, 2002; and six Marshall County, Alabama locations on May 31, 2002. The following outlines the total assets sold and total liabilities released on the transactions.

Loans	$ 95,130,132
Less allowance for loan losses	752,193
Loans, net	94,377,939
Premises and equipment, net	8,686,603
Accrued interest receivable	653,266
Other real estate owned	451,280
Other assets	93,547
Total assets	$ 104,262,635
Deposits	$ 139,080,234
Accrued interest payable	656,041
Capitalized lease obligation	1,614,318
Other liabilities	19,036
Total liabilities	$ 141,369,629

The Company paid $32,054,765 in cash on these transactions and recorded a capitalized lease receivable of $3,107,157. The Company recognized total gains of $8,071,985 representing the premium received on core deposits less discounts on loans and fixed assets.

Note 25 – Condensed Parent Company Information

PARENT COMPANY ONLY
BALANCE SHEETS
(Unaudited)

	December 31,	
	2004	**2003**
Assets:		
Cash and due from banks	**$ 3,050,213**	$ 6,968,022
Investment in subsidiaries*	**50,165,530**	46,234,105
Intangible assets, net	**573,300**	652,717
Deferred tax assets	**949,634**	847,151
Refundable income taxes-current	**1,072,084**	429,742
Other assets	**338,914**	371,197
Total assets	**$ 56,149,675**	$ 55,502,934
Liabilities and stockholders' equity:		
Long-term debt	**$ —**	$ 3,168,502
Junior subordinated debentures	**10,310,000**	10,310,000
Other liabilities	**2,962,911**	6,706,812
Stockholders' equity	**42,876,764**	35,317,620
Total liabilities and stockholders' equity	**$ 56,149,675**	$ 55,502,934

* Eliminated in consolidation

PARENT COMPANY ONLY
STATEMENTS OF OPERATIONS
(Unaudited)

	Years ended December 31, 2004	2003	2002
Income:			
From subsidiaries - eliminated in consolidation:			
Management fees	**$ —**	$ 25,000	$ 300,000
Interest	**108,570**	39,993	46,385
Other income	**50**	1,085	1,200
	108,620	66,078	347,585
Expenses:			
Salaries and employee benefits	**147,239**	316,063	1,342,569
Interest	**1,345,933**	1,425,142	1,308,043
Other expenses	**384,982**	427,663	536,289
	1,878,154	2,168,868	3,186,901
Loss before income taxes and equity in undistributed earnings of subsidiaries	**(1,769,534)**	(2,102,790)	(2,839,316)
Income taxes	**663,581**	817,362	1,067,504
Loss before equity in undistributed earnings (loss) of subsidiaries	**(1,105,953)**	(1,285,428)	(1,771,812)
Equity in undistributed earnings (loss) of subsidiaries	**1,282,557**	(11,814,520)	2,676,010
Net income (loss)	**$ 176,604**	$ (13,099,948)	$ 904,198

PARENT COMPANY ONLY
STATEMENTS OF CASH FLOWS
(Unaudited)

	Years ended December 31, 2004	2003	2002
Operating activities:			
Net income (loss)	**$ 176,604**	$ (13,099,948)	$ 904,198
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity in undistributed (income) loss of subsidiaries	**(1,282,557)**	11,814,520	(2,676,010)
ESOP change related to shares released	**118,645**	181,027	177,065
Depreciation and amortization	**79,416**	81,957	107,847
Loss on sale of premises and equipment	**—**	11,093	2,637
Decrease in other assets	**(712,542)**	403,401	514,730
Increase (decrease) in other liabilities	**(2,966,274)**	2,013,437	1,468,226
Other	**110,550**	119,217	196,801
Net cash provided by (used in) operating activities	**(4,476,158)**	1,524,704	695,494
Investing activities:			
Capitalization of subsidiaries	**(3,813,876)**	(5,100,000)	—
Net cash used in investing activities	**(3,813,876)**	(5,100,000)	—
Financing activities:			
Repayment of long-term debt	**(3,168,502)**	(409,185)	(1,088,914)
Issuance of common stock	**8,521,155**	10,365,281	—
Purchase of treasury stock	**(980,428)**	—	—
Retirement of common stock	**—**	—	(1,792)
Net cash provided by (used in) financing activities	**4,372,225**	9,956,096	(1,090,706)
Net change in cash and cash equivalents	**(3,917,809)**	6,380,800	(395,212)
Cash and due from banks, beginning of year	**6,968,022**	587,222	982,434
Cash and due from banks, end of year	**$ 3,050,213**	$ 6,968,022	$ 587,222

Unaudited Consolidated Quarterly Results

A summary of the unaudited results of operations for each quarter of 2004 and 2003 follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands except per share data)			
2004:				
Total interest income	**$ 7,922**	**$ 7,766**	**$ 7,876**	**$ 7,737**
Total interest expense	**3,194**	**3,113**	**3,122**	**3,197**
Provision for loan losses	**299**	**78**	**345**	**265**
Net interest income, after provision for loan losses	**4,429**	**4,575**	**4,409**	**4,275**
Securities gains, net	**238**	**—**	**(44)**	**(1)**
Total noninterest income	**1,801**	**1,527**	**1,564**	**1,939**
Total noninterest expense	**6,172**	**5,834**	**5,897**	**6,563**
Income taxes	**(2)**	**(39)**	**(57)**	**221**
Net income (loss)	**55**	**230**	**19**	**(127)**
Per share:				
Basic earnings (loss) from continuing operations	**0.01**	**0.03**	**—**	**(0.02)**
Diluted earnings (loss) from continuing operations	**0.01**	**0.03**	**—**	**(0.02)**
Basic earnings (loss)	**0.01**	**0.03**	**—**	**(0.02)**
Diluted earnings (loss)	**0.01**	**0.03**	**—**	**(0.02)**
2003:				
Total interest income	$ 8,914	$ 8,429	$ 7,825	$ 7,957
Total interest expense	3,837	3,655	3,425	3,348
Provision for loan losses	1,289	2,321	1,865	5,906
Net interest income, after provision for loan losses	3,788	2,453	2,535	(1,297)
Securities gains, net	648	81	374	—
Total noninterest income	2,184	1,793	1,813	1,224
Total noninterest expense	7,009	7,242	7,588	14,340
Income taxes	488	455	1,876	5,768
Net income (loss)	(549)	(2,541)	(1,364)	(8,645)
Per share:				
Basic earnings (loss) from continuing operations	(0.12)	(0.55)	(0.30)	(1.77)
Diluted earnings (loss) from continuing operations	(0.12)	(0.55)	(0.30)	(1.77)
Basic earnings (loss)	(0.12)	(0.55)	(0.30)	(1.77)
Diluted earnings (loss)	(0.12)	(0.55)	(0.30)	(1.77)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

In 2004, there were no changes in or disagreements with our accountants.

ITEM 9A. CONTROLS AND PROCEDURES.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports and other information filed with the Securities and Exchange Commission, or the "Commission," under the Securities Exchange Act of 1934, or the "Exchange Act," is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that, as of the end of the period covered by this Report, the Company's disclosure controls and procedures are effective, in all material respects, in the timely alerting of them to material information relating to the Company and its consolidated subsidiaries required to be included in the Company's Exchange Act reports.

During the fourth quarter of 2004, there has not been any change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

The Company failed to timely file a Current Report on Form 8-K with respect to the following reportable events:

- On August 31, 2004, Mr. Michael A. Tarpley was elected as a member of the Company's Board of Directors. Mr. Tarpley serves as a member of the Company's Nominating Committee, ESOP & Pension Plan Committee, Joint Bond Claim Committee and Joint Benson Settlement Committee.
- On October 26, 2004, Mr. Terry G. Sanderson was elected as a member of the Company's Board of Directors. Mr. Sanderson serves on the Company's Audit Committee.

The Company has since filed a Current Report on Form 8-K with respect to these events.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following provides the names of the Company's directors, their ages, the positions held by them with the Company and certain of its subsidiaries and their principal occupations for the last five years:

Directors with Terms Expiring in 2005 (Class III)

Name, Age and Positions Held with the Company and Subsidiaries	Director of Company Since	Principal Occupation During Past Five Years
Kenneth K. Campbell (60) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	2003	(Retired) President of Birmingham Communications and Electronics, Inc. (wireless telephone), Birmingham, Alabama
Patrick M. Frawley (53) Chairman, President and Chief Executive Officer of Community Bancshares; Chairman and Chief Executive Officer of Community Bank; Chairman of 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp., and Southern Select Insurance, Inc.; Vice President of Community Funding Corporation	2003	Chairman, President and Chief Executive Officer of Community Bancshares (2003 – Present); Chairman and Chief Executive Officer of Community Bank (2003 – Present); Senior Vice President of Community Bank (2002 – 2003); Director of Regulatory Relations for Bank of America (1991 – 2002)
Michael A Tarpley (49) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	2004	Realtor and real estate developer, Hartselle, Alabama; Partner in Faithway Feed Company (farm supplies) Guntersville, Alabama (2003-2004); Territory Manager for Pennington Seed, Inc. (lawn and garden supplies) Cullman, Alabama (1997-2003)

Directors with Terms Expiring on 2006 (Class I)

Name, Age and Positions Held with the Company and Subsidiaries	Director of Company Since	Principal Occupation During Past Five Years
Roy B. Jackson (70) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation; Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	1999	(Retired) Owner of Jackson Farm & Garden Center, Minor Hill, Tennessee
Stacey W. Mann (52) Director of Community Bancshares; Director and President of Community Bank; Director of 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp., Southern Select Insurance Inc., and Community Funding Corporation; Vice President of Community Funding Corporation	2003	President of Community Bank (2003 – Present); Executive Vice President and Chief Operating Officer of Community Bank (2001 – 2003); Area Executive Vice President of Community Bank (1997 – 2001)
Jimmie Trotter (67) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	2000	(Retired) Principal of Mortimer Jordan High School, Morris, Alabama

Directors with Terms Expiring in 2007 (Class II)

Name, Age and Positions Held with the Company and Subsidiaries	Director of Company Since	Principal Occupation During Past Five Years
Glynn Debter (70) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation; Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	1996	Owner-operator of Debter Farms (cattle breeding); Horton, Alabama
John J. Lewis, Jr. (57) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation; Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	1997	Production Planning Manager for Tyson Foods, Inc. (food processing) Blountsville, Alabama
Terry G. Sanderson (45) Director of Community Bancshares, Community Bank, 1st Community Credit Corporation; Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	2004	Certified Public Accountant Huntsville, Alabama

The following provides the names of the Company's other executive officers not already listed above, their ages, the positions held by them with the Company and certain of its subsidiaries and their principal occupations for the last five years:

Name, Age and Position Currently Held with the Company and its Subsidiaries	Principal Experience During Past Five Years
Kerri C. Kinney (35)* Chief Financial Officer of Community Bancshares and Community Bank; Treasurer of Community Funding Corporation	Chief Financial Officer of Community Bancshares and Community Bank (2001 – Present); Senior Risk Consultant for Compass Bank, Birmingham, Alabama (2001); Chief Accounting Officer of Frontier National Corporation, Sylacauga, Alabama (1998 – 2000); Chief Financial Officer of Frontier National Bank, Lanett, Alabama (1997 – 2000); Vice President and Controller of The County Bank, Greenwood, South Carolina (1993 – 1997)

* Jim Kinney, Mrs. Kinney's husband, was employed by Community Bank from April 14, 2003 through April 30, 2004 at an annual salary of $75,000 as the project manager of a specific project for the operations division. In May 2004, Community Bank entered into a contract with Mr. Kinney for consulting services to be performed for a fee of $75,000. It is anticipated that this contract will not be renewed when it expires on April 30, 2005.

The Company's bylaws provide that the term of office of an executive officer of the Company is to be as provided in the officer's employment agreement or, if the officer is not a party to an employment agreement of if the officer's employment agreement does not specify a term of office, as determined by the Company's Board of Directors and until the officer's successor is elected and qualified or until the officer's earlier resignation or removal. The Company is not a party to any employment agreement with any executive officer.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the "Exchange Act," requires the Company's directors, executive officers and persons who beneficially own more than ten percent of the Company's common stock to file with the Securities and Exchange Commission, or the "SEC," on a timely basis initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These officers, directors and stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file. There are specific dates by which these reports are to be filed and the Company is required to disclose any failure to file on a timely basis reports that were required for 2004 or prior fiscal years.

The Company is not aware of any instance during 2004 in which any director or executive officer of the Company or any person who beneficially owned more than ten percent of the Company's common stock failed to make a timely filing required by Section 16(a) of the Exchange Act. The Company has relied on written representations of its directors and executive officers and copies of the reports that have been filed in making required disclosures concerning beneficial ownership reporting.

Audit Committee

The Company established an Audit Committee of its Board of Directors in accordance with section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Company as well as the audits of the Company's financial statements. The current members of the Audit Committee are Kenneth K. Campbell, who serves as chairman, Michael A. Tarpley, who serves as vice chairman, Glynn Debter, Roy B. Jackson, John J. Lewis, Jr., Terry G. Sanderson and Jimmie Trotter.

Audit Committee Financial Expert

The Company's Board of Directors has determined that the Company presently has one Audit Committee financial expert serving on its Audit Committee. Terry G. Sanderson, a certified public accountant, is the Audit Committee financial expert under Item 401(h) of Regulation S-K and is independent of management.

Code of Ethics for Financial Professionals

The Company has adopted a Code of Ethics for Financial Professionals, a copy of which is posted on the Company's website at www.cbblount.com. The Company intends to disclose any amendment to, or waiver from, the provision of the Code of Ethics for Financial Professionals by posting them on its website.

ITEM 11. EXECUTIVE COMPENSATION

The following table provides information concerning compensation paid or accrued by the Company for services rendered in all capacities during 2004, 2003 and 2002 for the Company's Chief Executive Officer and each of the next four most highly compensated executive officers of the Company during 2004 (collectively, the "named executive officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options	All Other Compensation (1)
Patrick M. Frawley Chairman, Chief Executive Officer and President	2004	$ 300,000	$ 5,124	$ 59,905(3)	75,000	$ 17,599
	2003	297,577	—	35,451(3)	150,000	21,671
	2002	175,782(2)	—	24,854(3)	—	—
Stacey W. Mann President Community Bank	2004	$ 220,000	$ 3,757	$ —	40,000	$ 17,599
	2003	213,386	—	—	40,000	23,471
	2002	200,000	—	—	12,500	8,889
William H. Caughran General Counsel	2004	$ 155,000	$ 2,647	$ —	20,000	$ 13,512
	2003	122,212	—	—	27,500	13,242
	2002	114,925	—	—	12,500	—
Kerri C. Kinney Chief Financial Officer	2004	$ 150,000	$ 2,562	$ —	20,000	$ 13,084
	2003	149,359	—	16,425(3)	27,500	17,984
	2002	126,200	—	—	—	8,073
John W. Brothers Chief Operating Officer Community Bank	2004	$ 134,375	$ 2,455	$ —	20,000	$ 11,739
	2003	105,813 (4)	—	23,407(3)	15,000	—
	2002					

1. Amounts shown in this column for the fiscal year ended December 31, 2004 include contributions by the Company to the Comp's ESOP and 401(k) plan as follows: Patrick M. Frawley $9,399 and $8,200; Stacey W. Mann $9,399 and $8,200; William H. Caughran $7,206 and $6,306; Kerri C. Kinney $6,892 and $6,102; and John W. Brothers $6,266 and $5,473. ESOP contributions for 2004 are estimated because the allocations for the 2004 plan year have not been completed by the plan record keeper.

2. Mr. Frawley's employment by Community Bank was subject to regulatory approval which was obtained on May 30, 2002. Mr. Frawley was an independent contractor from March 1, 2002 until June 10, 2002. The amount shown in the table for 2002 includes $56,875 paid to Mr. Frawley as an independent contractor and $118,907 paid to him as a Community Bank employee.

3. Includes for 2004, 2003 and 2002, respectively, for Patrick M. Frawley $3,423, $3,383 and $0 with respect to social club dues, $7,359, $6,821 and $4,083 with respect to usage of a Company-owned automobile, $22,854, $25,247 and $20,771 with respect to expenses related to temporary housing and $26,268, $0 and $0 with respect to relocation expenses. Also includes for 2002 for Kerri C. Kinney $5,432 with respect to social club dues, $7,000 with respect to usage of a Company-owned automobile, and $3,993 with respect to discounted interest rates through participation in Community Bank's employee loan program. Also includes for 2003 for John W. Brothers $1,938 with respect to usage

of a company-owned automobile, $11,103 with respect to expenses related to temporary housing, $10,000 with respect to moving expenses and $366 with respect to discounted interest rates through participation in Community Bank; employee loan program.

4. Mr. Brothers worked at Community Bank as an independent contractor from March 3, 2003 until April 28, 2003. The amount shown in the table for 2003 includes $22,836 paid to Mr. Brothers as an independent contractor and $82,977 paid to him as a Community Bank employee.

Stock Options

The following table provides information concerning grants of stock options by the Company to the named executive officers during 2004:

Option Grants in Last Fiscal Year

	Individual Grants				Potential realizable value at assumed annual rates of stock price appreciation for option term (1)	
Name	Number of securities underlying options granted (2)	Percent of total options granted to employees in fiscal year	Exercise price	Expiration date	5%	10%
Patrick M. Frawley	75,000	10.45%	$ 5.35	1/26/09	$ 111,000	$ 245,250
Stacey W. Mann	40,000	5.57	5.35	1/26/09	59,200	130,800
William H. Caughran	20,000	2.79	5.35	1/26/09	29,600	65,400
Kerri C. Kinney	20,000	2.79	5.35	1/26/09	29,600	65,400
John W. Brothers	20,000	2.79	5.35	1/26/09	29,600	65,400

(1) Amounts represent hypothetical gains that could be achieved for the respective options at the end of the option term. The assumed 5% and 10% rates of annual stock appreciation are mandated by the rules of the SEC and may not accurately reflect the appreciation of the price of the Common Stock from the grant date until the end of the option term. These assumptions are not intended to forecast future price appreciation of the Company's Common Stock.

(2) The options vest immediately.

Option Exercises and Holdings

The following table provides information concerning the exercise of stock options during 2004 by the named executive officers and the number and value of unexercised stock options held by the named executive officers at December 31, 2004.

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

Name	Shares Acquired on Exercise	Value Realized (1)	Number of Securities Underlying Unexercised Options at FY-End (3)	Value of Unexercised In-the-money Options at FY-End (2)(3)
Patrick M. Frawley	50,000	$ 71,500	175,000	$ 36,500
Stacey W. Mann	—	—	102,500	58,400
William H. Caughran	—	—	47,500	29,200
Kerri C. Kinney	—	—	50,500	29,200
John W. Brothers	—	—	35,000	29,200

(1) "Value Realized" represents the amount equal to the excess of the fair market value (as determined by the board of Directors) of the shares at the time of exercise over the exercise price.

(2) Represents the fair market value as of December 31, 2004 ($6.81, as determined by the Board of Directors), of the shares underlying the options less the exercise price of the options.

(3) Since options vest immediately, the unexercised are currently exercisable.

Retirement Plan

The following table shows the estimated annual benefits payable at normal retirement age (age 65) under Community Bancshares, Inc. Revised Pension Plan, a qualified defined benefit retirement plan, as well as under Community Bancshares Inc. Benefit Restoration Plan, a non-qualified supplemental retirement plan. This supplemental plan provides benefits that would otherwise be denied participants due to the limitations on qualified plan benefits imposed by the Internal Revenue Code. The only named executive officer who is a participant in this supplemental plan is Mr. Mann.

PENSION PLAN TABLE

	Years of Credited Service			
Average Annual Compensation	10	20	30	40
$ 25,000	$ 3,750	$ 7,500	$ 11,250	$ 15,000
50,000	7,500	15,000	22,500	30,000
75,000	11,250	22,500	33,750	45,000
100,000	15,000	30,000	45,000	60,000
250,000	37,500	75,000	112,500	150,000
500,000	75,000	150,000	225,000	300,000
750,000	112,500	225,000	337,500	450,000
1,000,000	150,000	300,000	450,000	600,000
1,250,000	187,500	375,000	562,500	750,000

The benefits shown in the table above are not subject to any deduction for Social Security benefits or other offset amounts. Benefits are computed as a straight-line annuity beginning at age 65. Benefits under both plans were frozen as of December 31, 2003.

The amount of compensation covered by the combination of plans covering the named executive officers is total compensation, including bonuses, overtime or other forms of extraordinary compensation. The amount of the retirement benefit is determined by the length of the retiree's credited service under the plans and his average monthly earnings for the five highest compensated, consecutive calendar years of the retiree's final ten consecutive calendar years of employment with the Company and its subsidiaries. The full years of credited service under the plans for the named executive officers as of December 31, 2003 are as follows: Patrick M. Frawley: 2 years, Stacey W. Mann: 20 years, William H. Caughran: 5 years, Kerri C. Kinney: 2 years and John W. Brothers: 0 years.

Compensation of Directors

During 2004, non-employee directors of the Company were paid a fee of $500 for each quarterly meeting of the Board of Directors. Non-employee members of the Company's Executive Committee, Nominating Committee, Executive Compensation Committee, Audit Committee and Pension and ESOP Administrative Committee received a fee of $250 per meeting. Non-employee directors of the Company who are also directors of Community Bank received a monthly fee of $1,500 plus $500 per meeting held in excess of one per month. Non-employee directors of Community Credit, Community Appraisals and Community Insurance received a quarterly fee of $500. Non-employee members of Community Bank's Executive Committee, Audit Committee and Asset Quality Committee received $250 per meeting. Non-employee members of Community Bank's Directors Credit Committee received a monthly fee of $500.

Executive Employment Agreement

On March 29, 2005 Community Bank entered into an Employment Agreement with Patrick M. Frawley, its Chairman and Chief Executive Officer. The agreement has a term of three years and is automatically renewed on each anniversary of the effective date for an additional one-year period, unless Community Bank or Mr. Frawley gives notice to the other party to terminate the automatic renewals. The agreement provides that Mr. Frawley will serve as Community Bank's Chief Executive Officer. Mr. Frawley will receive from Community Bank a base salary at least equal to his base salary on March 29, 2005, the opportunity to earn a bonus under such performance criteria as may be established by the Compensation Committee, the ability to participate in Community Bank's employee benefit programs on the same basis as other senior executives, and certain fringe benefits, including use of a company automobile and country club memberships.

In the event Mr. Frawley's employment is terminated by Community Bank for any reason other than death, disability, or "for cause," Mr. Frawley shall be entitled to receive (i) a lump sum payment equal to the present value of his monthly salary that would have been payable for the 36 months following his termination of employment but for such termination; (ii) a lump sum payment equal to the present value of a series of 36 monthly payments, each of which is calculated by taking one-twelfth of the average of the bonuses earned by Mr. Frawley for the two calendar years immediately preceding the year in his termination of employment occurs; (iii) continuation of Mr. Frawley's health and life insurance benefits for 36 months following termination of employment at the same level and on the same terms as provided to him immediately prior to his termination of employment; (iv) full vesting and continued participation for a period of 36 months following termination of employment in certain retirement plans or, if such full vesting and continued participation is not allowed, payment by Community Bank of a lump sum supplemental benefit in lieu of full vesting and continued participation in such plans; and (v) individual career counseling and outplacement services for a reasonable period of time following termination of employment, up to a maximum cost to the Company of $5,000. Mr. Frawley is also entitled to these severance benefits if he terminates his employment with Community Bank during the 30-day period beginning on the first anniversary of a change in control, or if he terminates his employment because, among other reasons, his authority, duties or compensation have been reduced or if he is forced to relocate more than 50 miles from his primary place of employment.

If any payments pursuant to the agreement or otherwise would be subject to any excise tax under Section 4999 of the Internal Revenue Code, Community Bank will provide an additional payment such that Mr. Frawley retains a net amount equal to the payments he would have retained if such excise tax had not applied.

The Change in Control Agreement which Community Bank entered into with Mr. Frawley on December 12, 2003 was terminated simultaneously with the execution of Mr. Frawley's Employment Agreement.

Change in Control Arrangements

The Company or Community Bank has entered into Change in Control Agreements with each of the named executive officers except John W. Brothers. These agreements have terms of three years and are automatically renewed unless terminated by the Company at the end of any three year term. In the event of a change in control (as defined in the agreements) of the Company, the named executive officer is entitled to receive certain severance benefits, provided the executive officer's employment is terminated by the Company within 30 months following the change in control, unless the termination is "for cause" or by reason of the officer's death, disability or retirement on or after age 65. The executive officer is also entitled to these severance benefits if the officer terminates his or her employment with the Company within 30 months following a change in control if, among other reasons, the officer's authority, duties, compensation or benefits have been reduced or if the officer is forced to relocate more than 50 miles from his place of employment immediately prior to the change in control. If, during the term of the agreement, a transaction is proposed which, if consummated, would constitute a change in control and (i) the officer's employment is thereafter terminated by the Company other than for cause or by reason of the officer's death, disability or retirement on or after age 65 and (ii) the proposed transaction is consummated within one year following the officer's termination of employment, the change in control will be deemed to have occurred during the term of the agreement and the officer will be entitled to severance benefits. The officer is also entitled to receive severance benefits if the officer terminates employment for any reason during a 30-day period beginning 12 months after the occurrence of a change in control.

Community Bank entered into such a Change in Control Agreement with Patrick M. Frawley on December 12, 2003. The severance benefits payable under the agreement with Mr. Frawley consist solely of a lump sum payment equal to the present value of Mr. Frawley's salary that would have been payable by Community Bank for the 12 months following his termination of employment but for the termination.

The Company entered into Change in Control Agreements with Stacey W. Mann and William H. Caughran on December 4, 1999, and with Kerri C. Kinney on September 18, 2001. The severance benefits payable under each of these agreements are as follows: (i) a lump sum payment equal to the present value of the officer's salary that would have been payable by the Company for the 30 months following the officer's termination of employment but for such termination; (ii) a lump sum payment equal to the present value of a series of 30 monthly payments, which monthly payment is calculated by taking one-twelfth of the average of the bonuses earned by the officer for the two calendar years immediately preceding the year in which the officer's termination of employment occurs; (iii) continuation of the officer's health and life insurance benefits for 30 months following the officer's termination of employment at the same level and on the same terms as provided to the officer immediately prior to his termination of employment; (iv) full vesting and continued participation for a period of 30 months following the officer's termination of employment in certain retirement plans or, if such full vesting and continued participation is not allowed, payment by the Company of a lump sum supplemental benefit in lieu of full vesting and continued participation in such plans; and (v) individual career counseling and outplacement services for a reasonable period of time following the officer's termination of employment, up to a maximum cost to the Company of $5,000 per officer.

Compensation Committee Interlocks and Insider Participation

Glynn Debter, who serves as chairman, Roy B. Jackson, who serves as vice chairman, and Kenneth K. Campbell currently serve as members of the Executive Compensation Committee of the Company's Board of Directors. During part of 2004, John L. Lewis, Jr. also served on the Executive Compensation Committee. None of these individuals are or were previously officers or employees of the Company.

Except as disclosed below under Item 13, "Certain Relationship and Related Transactions," during 2004, none of the members of the Executive Compensation Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K, and none of our executive officers served on the compensation committee (or equivalent) or the board of directors of another entity whose executive officer(s) served on our Board of Directors or our Executive Compensation Committee.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of March 24, 2005, with respect to ownership of shares of Common Stock by each of the Company's directors, the Company's executive officers, and all directors and executive officers of the Company as a group, and each other person or group that is known by the Company, based solely upon a review of filings made with the SEC, to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

	Shares of Common Stock Beneficially Owned (1)			Percentage of Total Shares Outstanding
Person, Group or Entity	Sole Power (2)	Shared Power (3)	Aggregate	
I. Directors, Nominees and Executive Officers				
Kenneth K. Campbell	122,178(4)	3,600	125,778	1.48
Glynn Debter	100,400(5)	16,611	117,011	1.37
Patrick M. Frawley	253,897(6)	106,092	359,989	4.23
Roy B. Jackson	101,500(7)	6,600	108,100	1.27
John J. Lewis, Jr.	143,390(8)	107,292	250,682	2.94
Stacey W. Mann	168,571(9)	4,155	172,726	2.03
Terry G. Sanderson	27,977(10)	405	28,382	*
Michael A. Tarpley	28,472(11)	106,592	135,064	1.59
Jimmie Trotter	102,000(12)	4,014	106,014	1.24
Kerri C. Kinney	58,907(13)	—	58,907	*
John W. Brothers	55,000(14)	2,000	57,000	*
William H. Caughran	70,931(15)	3,274	74,205	*
All Company directors, nominees for directors and executive officers as a group (12 persons)	1,233,223	148,451	1,381,674	16.22
II. Others				
North Star Trust Corporation, as Trustee of the Community Bancshares, Inc. Employee Stock Ownership Plan 500 West Madison Street, Suite 3800 Chicago, Illinois 60661	—	518,742(16)	518,742(16)	6.09
Riggs Qualified Partners, LLC (17) 4324 Central Avenue Western Springs, Illinois 60558	668,000	—	668,000	7.84
Philip J. Timyan (17) 4324 Central Avenue Western Springs, Illinois 60558	668,000	11,500	679,500	7.98
Spence Limited, L.P., Financial Junk, LLC, John Wilson Spence, III and Gerald J. Bruner (17) P.O. Box 505 Blakely, Georgia 39823-0505	—	747,570	747,570	8.77
Jeffrey A. Miller and Eric D. Jacobs (17) P.O. Box 26039 Gallows Bay Station Christiansted, St. Croix, USVI 00824	—	647,355	647,355	7.60
Stilwell Value Partners IV, Stilwell Associates, L.P. Stilwell Value LLC and Joseph Stilwell (17) 26 Broadway Street, 23rd Floor New York, New York 10004	—	723,831	723,831	8.50

* Less than 1%.

(1) The number of shares reflected is shares which, under applicable SEC regulations, are deemed to be beneficially owned, including shares as to which, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, either voting power or investment power is held or shared. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person which are currently exercisable, or which will become exercisable within 60 days following March 24, 2005, are deemed to be outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The total number of shares beneficially owned is divided, where applicable, into two categories: (i) shares as to which voting/investment power is held solely, and (ii) shares as to which voting/investment power is shared.

(2) Unless otherwise specified in the following footnotes, if a beneficial owner is shown as having sole power, the owner has sole voting as well as sole investment power, and if a beneficial owner is shown as having shared power, the owner has shared voting power as well as shared investment power. Some individuals are shown as beneficial owners of shares held by the Company's ESOP. The individual has sole power to direct the ESOP trustee as to the manner in which shares allocated to the individual's account under the ESOP are to be voted. The individual has no direct power of disposition with respect to shares allocated to the individual's account, except to request a distribution under the terms of the ESOP. The ESOP record keeper has not completed the allocation as of December 31, 2004; so the number of shares shown as allocated to an individual's account are as of December 31, 2003.

(3) This column may include shares held in the name of, among others, a spouse, minor children or certain other relatives sharing the same home as the director, nominee, executive officer or 5% stockholder. In the cases of Messrs, Frawley, Lewis and Tarpley this column includes 106,092 shares which are held by the ESOP and which have not been allocated to any participant account. These individuals serve as members of the Administrative Committee of the ESOP and have investment authority over the unallocated shares, but each individual disclaims any beneficial ownership with respect to such unallocated shares.

(4) Includes 75,000 shares which could be acquired within 60 days following March 24, 2005 pursuant to stock options.

(5) Includes 100,000 shares which could be acquired within 60 days following March 24, 2005 pursuant to stock options.

(6) Includes 250,000 shares which could be acquired within 60 days following March 24, 2005 pursuant to stock options and 2,897 shares allocated to Mr. Frawley's ESOP account as of December 31, 2003.

(7) Includes 100,000 shares which could be acquired within 60 days following March 24, 2005 pursuant to stock options.

(8) Includes 100,000 shares which could be acquired within 60 days following March 24, 2005 pursuant to stock options and 19,868 shares held by an estate of which Mr. Lewis is the executor and a beneficiary.

(9) Includes 142,500 shares which could be acquired within 60 days following March 24, 2005 pursuant to stock options and 19,425 shares allocated to Mr. Mann's ESOP account as of December 31, 2003.

(10) Includes 25,000 shares which could be acquired within 60 days following March 24, 2005 pursuant to stock options.

(11) Includes 25,000 shares which could be acquired within 60 days following March 24, 2005 pursuant to stock options.

(12) Includes 25,000 shares which could be acquired within 60 days following March 24, 2005 pursuant to stock options.

(13) Includes 55,000 shares which could be acquired within 60 days following March 24, 2005 pursuant to stock options and 2,907 shares allocated to Ms. Kinney's ESOP account as of December 31, 2003.

(14) Includes 55,000 shares which could be acquired within 60 days following March 24, 2005 pursuant to stock options.

(15) Includes 67,500 shares which could be acquired within 60 days following March 24, 2005 pursuant to stock options and 2,897 shares allocated to Mr. Caughran's ESOP account as of December 31, 2003.

(16) Participants in the ESOP have the power to direct the ESOP trustee how to vote shares allocated to their individual accounts. Any unallocated shares, and any allocated shares with respect to which voting instructions are not received from a participant, will be voted by the appropriate ESOP fiduciary in its discretion.

(17) Information about this individual or group was obtained from a Schedule 13D or 13G, filed by such individual or group with the SEC.

Equity Compensation Plan Information

Although the Company presently does not have any equity compensation plans, the Company does, from time to time, grant stock options to its employees and directors. The following table sets forth summary information regarding such stock option grants made and outstanding as of December 31, 2004:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Security Holders	—	—	—
Equity Compensation Plans Not Approved by Security Holders			Not Applicable

* Reflects the sum of individual option grants made by the Company to employees and directors not pursuant to an equity compensation plan.

The Company generally makes these stock option grants under a Form of Stock Option Agreement that provides, among other things, the following terms:

- the exercise price of the options is equal to the fair market value of the Company's common stock at the date of grant;
- the options expire upon the date that is five years after the date of grant;
- the options are non-transferable, except upon the death of the holder;
- the options contain a covenant not to compete with the Company; and
- customary adjustment provisions for stock splits and similar corporate actions by the Company.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Community Bank has from time to time made loans to certain of its directors and executive officers, and members of their immediate families. Except as noted below, all such loans are made in the ordinary course of business on substantially the same credit terms, including interest rates, repayment terms and collateral, as those prevailing at the time for comparable transactions with other persons, and do not represent more than a normal risk of collection or present other features unfavorable to Community Bank or the Company.

Community Bank maintains a program whereby each of its full-time employees is eligible for a 1% discount in the rate of interest charged on a loan from Community Bank. Federal banking regulations permit executive officers of Community Bank to participate in this program. In addition, Community Bank maintains a program for executive officers and other of its employees who are required by Community Bank to relocate within its market area in connection with their employment with Community Bank. Under this program, each of these employees is eligible for a 5% annual interest rate on first mortgage, real estate loans from Community Bank.

The largest aggregate amount of loans to directors and executive officers of the Company and members of their immediate families outstanding at any time during 2004 under these two programs was approximately $816,145. As of March 18, 2005, the total outstanding balance of loans by Community Bank to directors and executive officers of the Company and members of their immediate families under these two programs was approximately $539,130.

At December 31, 2004, the total outstanding balance of indebtedness incurred by the ESOP to purchase shares of common stock was approximately $1,545,525. This indebtedness, which was owed to the Company, and was secured by a pledge of 106,092 shares of common stock that have not been allocated by the ESOP, was guaranteed by the Company.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

General

The Company's independent public accounting firm for the calendar years ended December 31, 2003 and 2004 was Carr, Riggs & Ingram, LLC ("CRI").

Audit Fees

The aggregate fees for professional services billed by CRI for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2003 and 2004 for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q and statutory audits for those fiscal years were $300,000 and $295,000, respectively.

Audit-Related Fees

The aggregate "Audit-Related Fees" billed by CRI to the Company for the fiscal years ended December 31, 2003 and 2004 was $25,274 and $33,175, respectively. Audit-Related Fees include various attestation services under professional standards, employee benefit plan audits and internal control reviews.

Tax Fees

CRI billed to the Company "Tax Fees" of $52,884 and $127,113, respectively, for the fiscal years ended December 31, 2003 and 2004. Tax Fees include tax preparation, filing, compliance and advisory services.

All Other Fees

The aggregate fees billed by CRI for services rendered to the Company, other than the services described above, for the fiscal year ended December 31, 2003 and 2004 were $2,945 and $1,400, respectively. All Other Fees relate primarily to agreed upon procedures for collateral verification for the Federal Home Loan Bank of Atlanta.

Pre-Approval Policies and Procedures

Pursuant to Company policy, all audit and permitted non-audit services must be preapproved by the Audit Committee. All of the services described above for 2003 and 2004 were preapproved by the Audit Committee.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Index of documents filed as part of this report:

Community Bancshares, Inc. and Subsidiaries

(b) Exhibits

3.1 Certificate of Incorporation, as amended and restated May 2000 (1).

3.2 Bylaws, as amended and restated October 23, 2003 (2).

4.1 Indenture, dated March 23, 2000, by and between Community Bancshares, Inc. and The Bank of New York (3).

4.2 Form of Option Agreement by and between Community Bancshares, Inc. and each of Acadia Fund I, L.P., Riggs Qualified Partners, Endurance Partners (Q.P.), L.P., Endurance Partners, L.P., Spence Limited, L.P., and John D. Norcross (4).

4.3 Warrant Agreement, dated February 20, 2004, by and between Community Bancshares, Inc. and FIG Partners, L.L.C. (5).

10.1 Plan document for the Community Bancshares, Inc. Benefit Restoration Plan adopted April 12, 1994, effective January 1, 1995 (6) (*).

10.2 Subordinated Promissory Note, dated October 4, 1994, between Community Bancshares, Inc. as borrower and Jeffrey K. Cornelius as holder (7).

10.3 Amended and Restated Declaration of Trust, dated March 23, 2000, by and between The Bank of New York (Delaware), The Bank of New York, Community Bancshares, Inc. and Community (AL) Capital Trust I (8).

10.4 Guarantee Agreement, dated March 23, 2000, by and between Community Bancshares, Inc. and The Bank of New York (9).

10.5 Lease Agreement, dated May 31, 2000, between REM, LLC, as lessor, and Community Bank, as lessee (10).

10.6 Addendum to Lease Agreement and Loan Agreement, dated May 31, 2000, between REM, LLC and Community Bank (11).

10.7 Form of Amendment to Nonqualified Stock Option Agreement, between Community Bancshares, Inc. and grantee, dated December 12, 2000 (12) (*).

10.8 Change in Control Agreement, dated September 18, 2001, between Community Bancshares, Inc. and Kerri C. Kinney (13) (*).

10.9 Form of Stock Option Agreement between Community Bancshares, Inc. and each of Kennon R. Patterson, Sr., Glynn Debter, Roy B. Jackson, Denny Kelly, John J. Lewis, Jr., Loy McGruder, Kennon R. Patterson, Jr., Merritt Robbins, Robert O. Summerford, Jimmie Trotter and Kerri Newton dated December 18, 2001 (14) (*).

10.10 Stock Purchase Agreement dated January, 2002 between Community Bancshares, Inc. and Denny G. Kelly and Arlene S. Kelly (15) (*).

10.11 Stock Purchase Agreement dated January, 2002 between Community Bancshares, Inc. and Bishop K. Walker and Wanda W. Walker (16) (*).

10.12 Severance Agreement dated the 9th day of January, 2002 by and between Denny G. Kelly and Community Bancshares, Inc. and Community Bank (17) (*).

10.13 Severance Agreement dated the 9th day of January, 2002 by and between Bishop K. Walker and Community Bancshares, Inc. and Community Bank (18) (*).

10.14 Amendment to Subordinated Promissory Note, dated March 26, 2002, between Community Bancshares, Inc. and Jeffrey K. Cornelius (19).

10.15 Form of Stock Option Agreement between Community Bancshares, Inc. and each of Kennon R. Patterson, Sr., Glynn Debter, Roy B. Jackson, Denny Kelly, John J. Lewis, Merritt Robbins, Robert O. Summerford and Jimmie Trotter dated July 19, 2002 (20) (*).

10.16 Form of Stock Option Agreement between Community Bancshares, Inc. and each of Patrick M. Frawley and Kerri C. Kinney dated February 6, 2003 (21) (*).

10.17 Stock Option Agreement between Community Bancshares, Inc. and Patrick M. Frawley dated August 1, 2003 (22) (*).

10.18 Stock Option Agreement between Community Bancshares, Inc. and Stacey W. Mann dated August 1, 2003 (23) (*).

10.19 Stock Option Agreement between Community Bancshares, Inc. and Kerri C. Kinney dated August 1, 2003 (24) (*).

10.20 Form of Stock Option Agreement between Community Bancshares, Inc. and each of Kenneth K. Campbell, Glynn Debter, Roy B. Jackson, John J. Lewis, Jr., Loy D. McGruder, Merritt M. Robbins and Jimmie Trotter dated August 1, 2003 (25) (*).

10.21 Form of Change in Control Agreement between Community Bancshares, Inc, and each of Kennon R. Patterson, Sr. and William H. Caughran, Jr. dated December 4, 1999 (26) (*).

10.22 Employment Agreement, dated March 28, 1996 by and between Kennon R. Patterson, Sr. and Community Bancshares, Inc. (27) (*).

10.23 Amendment to Employment Agreement, dated October 14, 1999, by and between Kennon R. Patterson, Sr. and Community Bancshares, Inc. (28) (*)

10.24 Amendment Number 1 to the Community Bancshares, Inc. Benefit Restoration Plan (29) (*).

10.25 Amendment Number 2 to the Community Bancshares, Inc. Benefit Restoration Plan (30) (*).

10.26 Change in Control Agreement between Community Bancshares, Inc. and Stacey W. Mann (31) (*).

10.27 Change in Control Agreement between Community Bank and Patrick M. Frawley (32) (*).

10.28 Form of Stock Option Agreement between Community Bancshares, Inc. and each of Kenneth K. Campbell, Glynn Debter, Roy B. Jackson, John J. Lewis, Jr., Loy McGruder, Merritt M. Robbins and Jimmie Trotter dated January 27, 2004 (33) (*).

10.29 Stock Option Agreement between Community Bancshares, Inc. and Patrick M. Frawley dated January 27, 2004 (34) (*).

10.30 Stock Option Agreement between Community Bancshares, Inc. and Stacey W. Mann dated January 27, 2004 (35) (*).

10.31 Stock Option Agreement between Community Bancshares, Inc. and Kerri C. Kinney dated January 27, 2004 (36) (*).

10.32 Form of Cancellation of Stock Option Agreement dated January 27, 2004 between Community Bancshares, Inc. and each of Merritt M. Robbins and Loy McGruder dated March 11, 2004 (37) (*).

10.33 Form of Stock Option Agreement between Community Bancshares, Inc. and each of Merritt M. Robbins and Loy McGruder dated March 11, 2004 (38) (*).

10.34 Promissory Note and Pledge Agreement, dated February 11, 2004, by and between the Community Bancshares, Inc. Employee Stock Ownership Plan and Community Bancshares, Inc. (39) (*).

10.35 Form of Amendment to Nonqualified Stock Option Agreements dated April 27, 2004 between Community Bancshares, Inc. and each of Patrick M. Frawley, Kenneth K. Campbell, Glynn Debter, Roy B. Jackson, Kerri C. Kinney, John J. Lewis, Jr., Loy D. McGruder, Stacey W. Mann, Merritt M. Robbins and Jimmie Trotter (40) (*).

10.36 Promissory Note, Loan Agreement and Security Agreement by and between Community Bancshares, Inc. and First Commercial Bank dated May 6, 2004 (41).

10.37 Summary Description of Director Compensation (*)

10.38 Summary Description of Named Executive Officer Compensation. (*)

10.39 Amendment Number 3 to the Community Bancshares, Inc. Benefit Restoration Plan. (*)

10.40 Employment Agreement, dated March 29, 2005, between Community Bank and Patrick Frawley. (*)

14.1 Code of Ethics.

21.1 Subsidiaries of the Registrant.

23.1 Consent of Carr, Riggs & Ingram, LLC.

31.1 Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a).

32.1 Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(*) Management contract or compensation plan or arrangement.

(1) Filed as Exhibit 3.2 to Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference.

(2) Filed as Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference.

(3) Filed as Exhibit 4.4 to Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.

(4) Filed as Exhibit 4.2 to Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference.

(5) Filed as Exhibit 4.3 to Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference.

(6) Filed as Exhibit 10.13 to Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(7) Filed as Exhibit 10.15 to Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(8) Filed as Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.

(9) Filed as Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.

(10) Filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference.

(11) Filed as Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference.

(12) Filed as Exhibit 10.45 to Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.

(13) Filed as Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2001, and incorporated herein by reference.

(14) Filed as Exhibit 10.22 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.

(15) Filed as Exhibit 10.23 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.

(16) Filed as Exhibit 10.24 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.

(17) Filed as Exhibit 10.25 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.

(18) Filed as Exhibit 10.26 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.

(19) Filed as Exhibit 10.31 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.

(20) Filed as Exhibit 10.31 to Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.

(21) Filed as Exhibit 10.32 to Form 10-K for the year ended December 31, 2002, and incorporated herein by reference.

(22) Filed as Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2003, and incorporated herein by reference.

(23) Filed as Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 2003, and incorporated herein by reference.

(24) Filed as Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2003, and incorporated herein by reference.

(25) Filed as Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2003, and incorporated herein by reference.

(26) Filed as Exhibit 10.32 to Form 10-K for the year ended December 31, 1999, and incorporated herein by reference.

(27) Filed as Exhibit 10.1 to Form 10-Q/A-2 for the quarter ended September 30, 1998, and incorporated herein by reference.

(28) Filed as Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference.

(29) Filed as Exhibit 10.26 to Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.

(30) Filed as Exhibit 10.27 to Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.

(31) Filed as Exhibit 10.28 to Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.

(32) Filed as Exhibit 10.29 to Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.

(33) Filed as Exhibit 10.30 to Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference.

(34) Filed as Exhibit 10.31 to Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference.

(35) Filed as Exhibit 10.32 to Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference.

(36) Filed as Exhibit 10.33 to Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference.

(37) Filed as Exhibit 10.34 to Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference.

(38) Filed as Exhibit 10.35 to Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference.

(39) Filed as Exhibit 10.36 to Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference.

(40) Filed as Exhibit 10.35 to Form 10-Q for the quarter ended June 30, 2004, and incorporated herein by reference.

(41) Filed as Exhibit 10.36 to Form 10-Q for the quarter ended June 30, 2004, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2005.

COMMUNITY BANCSHARES, INC.

By: /s/ Patrick M. Frawley
Patrick M. Frawley
Chairman and Chief Executive Officer

By: /s/ Kerri C. Kinney
Kerri C. Kinney
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 31, 2005.

Signature	
/s/ Patrick M. Frawley Patrick M. Frawley	Chairman of the Board, President, Chief Executive Officer, Director (principal executive officer)
/s/ Stacey W. Mann Stacey W. Mann	Vice Chairman, Executive Vice President, Director
/s/ Kerri C. Kinney Kerri C. Kinney	Chief Financial Officer (principal accounting officer)
/s/ Glynn Debter Glynn Debter	Director
/s/ Roy B. Jackson Roy B. Jackson	Director
/s/ John J. Lewis, Jr. John J. Lewis, Jr.	Director
/s/ Terry Sanderson Terry Sanderson	Director
/s/ Kenneth Campbell Kenneth Campbell	Director
/s/ Mike Tarpley Mike Tarpley	Director
/s/ Jimmie Trotter Jimmie Trotter	Director